UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

  [X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  [  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________________________________________________________

OR

  [  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to ______________________________

Commission file number        0-50437

MAG Silver Corp. (formerly Mega Capital Investments Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  ~~20,772,440~~23,093,995 Common Shares at ~~September 30,~~December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ]   Yes  [X]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]   Item 17   [  ] Item 18

TABLE OF CONTENTS

GLOSSARY

PART I

    ~~11~~9

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

~~11~~9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

~~11~~9

ITEM 3.

KEY INFORMATION

~~12~~10

ITEM 4.

INFORMATION ON THE COMPANY

~~19~~16

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

~~72~~34

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

~~77~~40

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

~~81~~44

ITEM 8.

FINANCIAL INFORMATION

~~83~~47

ITEM 9.

THE OFFER AND LISTING

~~84~~47

ITEM 10.

ADDITIONAL INFORMATION

~~84~~48

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

~~95~~59

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

~~95~~60

PART II

    ~~96~~60

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

~~96~~60

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

 AND USE OF PROCEEDS

~~96~~60

ITEM 15.

CONTROLS AND PROCEDURES

~~96~~60

ITEM 16.

  AUDIT COMMITTEE FINANCIAL EXPERT ITEM 16B. CODE OF ETHICS

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

~~96~~60

PART III

    ~~96~~60

ITEM 17.

FINANCIAL STATEMENTS

~~96~~60

ITEM 18.

FINANCIAL STATEMENTS

~~97~~61

ITEM 19.

EXHIBITS

~~97~~61

INTRODUCTION AND USE OF CERTAIN TERMS

MAG Silver Corp. is a company incorporated under the Company Act (British Columbia) on April 21, 1999.  As used herein, except as the context otherwise requires, the terms "Company" or "MAG" refer to MAG Silver Corp.  Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars.  All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. Our registered office is located at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of September 30, 2003 and where possible, information has been updated to December 31, 2003 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in ~~the section entitled “~~Item 3. Key Information - Risk Factors~~” at~~ and Item ~~3 and “~~5. Operating and Financial Review and Prospects~~” at Item 5.~~.

When used in this Registration Statement, the words ~~“~~"estimate,~~” “~~" "intend,~~” “~~" "expect,~~” “~~" "anticipate~~”~~" and similar expressions are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Registration Statement.  These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

GLOSSARY

The following is a glossary of terms that appear in this Registration Statement.

~~AA~~	~~Atomic Absorption Spectrophotometry, an industry standard analytical technique used for quantitatively determining the amounts of specific elements present in a rock sample.~~
~~actinolite~~	~~A calcium-iron-silicate mineral, and member of the amphibole group. Common component of skarn alteration.~~
~~adit~~	~~A horizontal or nearly horizontal passage driven from the surface for the working of a mine.~~
Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
alunite	A potassium-aluminum sulfate mineral, a common component of hydrothermal alteration assemblages.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
~~adularia~~	~~Field name for orthoclase feldspar, a potassium-aluminum silicate mineral, formed as hydrothermal alteration product.~~
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
~~aphanitic~~	~~A textural term describing very fine-grained igneous rocks.~~
~~arkoses~~	~~Immature sandstones with high feldspar content.~~
~~assay~~	~~An analysis to determine the presence, absence or quantity of one or more components.~~
~~As~~	~~The elemental symbol for arsenic.~~
~~Au~~	~~The elemental symbol for gold.~~
basalt	Volcanic rock, low in quartz content, generally fine grained and dark coloured.
~~Bi~~	~~The elemental symbol for bismuth.~~
~~botryoidal~~	~~A textural term describing rocks with bubbly or kidney-like shapes.~~
~~breccia~~

~~A rock comprised of angular fragments cemented by a finer grained matrix.  Breccia may be formed either by primary deposition of coarse angular rock fragments or by intense fracturing of a pre-existing rock mass.~~

calcite	Calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.
~~calderas~~	~~A term used to describe the vent zone of a volcano. It is also used to describe a large-scale rhyolite volcanic dome and crater complex.~~
carbonate	Minerals which have the formula "X"CO3. Calcite is the most common carbonate mineral.
Cascabel	Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic.
~~chalcedony~~	~~Very fine crystalline quartz which may be massive or banded (agate).~~

~~chalcopyrite~~	~~Copper sulfide mineral.~~
~~chlorite~~	~~A ferro-magnesian mineral, commonly a product of chemical alteration.~~
Common Shares	Common Shares without par value in the capital stock of the Company.
Company	MAG Silver Corp.
~~complexes~~	~~A group of genetically-related geologic features formed over time in a specific area.~~
Cretaceous	The geological period extending from 135 million to 63 million years ago.
Cu	The elemental symbol for copper.
~~dacite~~	~~Volcanic rock with moderate quartz content, generally fine grained and moderately dark coloured.~~
~~dextral~~	~~A sense of movement on a strike-slip fault where one side has moved to the right with respect to the other; the opposite of sinistral.~~
dike	Tabular intrusion, meaning sheet or slab-like, which cuts across the host rocks. Dikes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.
~~diopside~~	~~A calcium-magnesium-silicate mineral and member of the pyroxene group. A common component of skarn alteration.~~
diorites	Medium-coloured intrusive igneous rocks of intermediate composition.
~~dip~~	~~Geological measurement of the angle of maximum slope of planar elements in rocks. Can be applied to beddings, jointing, fault plans, veins, etc.~~
~~distal~~	~~Formed at a distance from a source region; features found in the periphery of a geologic system.~~
~~drift~~	~~An underground passage, approximately horizontal, often along a mineralized zone.~~
~~epidote~~	~~Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.~~
~~epithermal~~	~~A mineralizing system of hot metal-rich solution which has deposited precious metals within the upper 1,000 metres of the earth's crust, typically as veins, stockworks, breccias or disseminated ores.~~
~~euhedral~~Don Fippi Property	~~“True-shaped”; a textural term used to describe rocks containing fully formed crystals~~The Don Fippi Property as defined in Item 4. Information on the Company – Description of the Business - Don Fippi.
~~eutaxitic foliation~~Don Fippi Shares

~~A volcanic textural term used to describe pumice lumps flattened into planar features during compaction and cooling; a typical texture in rhyolite ash-flow tuffs~~Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Don Fippi Property as described in Item 4. Information on the Company - Business Overview – The Don Fippi Property.

Exchange	TSX Venture Exchange.
exploration concession	A defined area for which mineral tenure has been granted by the Mexican government for a period of six years to allow exploration. The concession may subsequently be upgraded to exploitation status.
fault	A fracture in rock where there has been displacement of the two sides.
~~felsic~~	~~light coloured, typically quartz-rich rock.~~
First Special Warrants

The special warrants issued by the Company on September 9, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 1,500,000 units of the Company, each unit consisting of one Common Share of the Company and one First SW Warrant, all of which were exercised on April 3, 2003.

Share purchase warrants of the Company that entitle the holder to purchase one First SW Warrant Share at a price of $0.20 until September 9, 2004.
First SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the First SW Warrants.
flow	Volcanic rock comprised of flow lava.
~~footwall~~	~~The lower plate of an inclined fault such that if you were in the faultplane your feet would be on the "footwall".~~
fracture	Breaks in a rock, usually due to intensive folding or faulting.
g/T	Grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).
~~galena~~	~~Lead sulfide mineral.~~
gangue	Minerals incorporated in an orebody other than those of economic interest.
~~gossanous~~	~~A textural term used to describe cellular iron-oxides left behind from the oxidation of iron sulfides (pyrite or pyrrhotite).~~
~~grab sample~~	~~A sample of selected rock chips collected at random from within a restricted area of interest.~~
grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/T) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

~~graywackes~~Guigui Property	~~Immature fine-grained sandstones with a significant shale component~~The Guigui Property as defined in Item 4. Information on the Company – Description of the Business – Guigui.
~~hangingwall~~Guigui Shares

~~Term used in reference to planar features, such as faults where, when mining along a fault, your feet would be on the footwall side of the fault and the hangingwall side would be hanging over your head~~Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Guigui Property as described in Item 4. Information on the Company - Business Overview - The Guigui Property.

hectare ~~or ha.~~	An area totalling 10,000 square metres.
~~hedenbergite~~	~~A calcium-iron-manganese-silicate mineral, and member of the pyroxene group. It is a common component of skarn alteration.~~
~~hg~~	~~The elemental symbol for mercury.~~
~~horst block~~	~~The upthrown block between two oppositely facing normal faults.~~
host rock	The rock within which the ore deposit occurs.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
~~ICP~~	~~Induction Coupled Plasma; an industry standard analytical technique used for quantitatively determining the amounts of specific elements present in a rock sample.~~
igneous	A rock formed by the cooling of molten silicate material.
~~illite~~	~~A potassium-aluminum-silicate mineral, and member of the mica group. It is a common component of hydrothermal alteration of siliceous rocks.~~
intrusive	A rock mass formed below the earth's surface from magma which has intruded into a pre-existing rock mass.

~~Breaks in rocks which show no noticeable movement along them and which can provide porosity and spaces for disposition of mineralization.~~
~~K/Ar~~Juanicipio Property

~~A radiometric dating technique based on the ratios of radioactive isotopes of K (potassium) and Ar (argon) used to determine the absolute age of a rock~~The Juanicipio Property as defined in Item 4. Information on the Company – Description of the Business – Juanicipio.

kaolinite	An aluminum-silicate clay mineral. It is a common component of hydrothermal alteration of siliceous rocks.
Lagartos	Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.
laramide	Referring to the Laramide Orogeny, a major regional deformation event at the end of the Cretaceous period (approximately 85 to 55 million years before present).
~~lithic~~	~~Comprised of rock.~~
magma	Molten rock formed within the crust or upper mantle of the earth.
~~magmatism~~	~~A magmatic event, typically of regional extent.~~
~~manto~~	~~A mineral deposit which is tubular and relatively flat-lying.~~
~~marmorization~~	~~Metamorphic alteration of a limestone or dolomite to marble.~~
~~matrix~~	~~Generally fine grained material between coarser particles.~~
~~miogeoclinal~~	~~Rocks formed in the continental side of an ocean basin, typically dominated by sediments derived from the continent.~~
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization	Usually implies minerals of value occurring in rocks.
monzonite	An intermediate intrusive rock related to granite.
~~Mn~~	~~The elemental symbol for manganese.~~
net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
~~ore shoot~~	~~Part of a mineral deposit that contains ore grade material.~~
~~orebodies~~	~~Bodies of ore.~~
outcrop	An exposure of rock at the earth's surface.

~~Near surface alteration or weathering of minerals whereby sulfur ions are replaced by oxygen ions.~~
oz/T	Troy ounces per tonne.
Pb	The elemental symbol for lead.
~~pelitic~~	~~Fine-grained sediments dominated by clay and mica minerals.~~
~~phanerozoic~~	~~“Visible Life”; a term referring to all ages since the Paleozoic period (i.e. < 575 Million years).~~
~~phenocrysts~~	~~Crystals within an igneous rock.~~
~~plagioclase~~Policy 2.4

~~A potassium-calcium-sodium aluminum-silicate mineral, and a member of the feldspar group.  A principal primary component of many igneous rocks~~The Policy of the Exchange entitled "Capital Pool Companies" which sets forth the steps for listing a company on the Exchange as a "capital pool company" (which is essentially a blind pool) and the steps that company must take, including its Qualifying Transaction, to qualify for a regular listing on the Exchange.

porphyry	Rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.
portal	Entrance from surface into an underground development.
~~ppb~~	~~Parts per billion. A unit of measurement applied to very low concentrations of any substance being measured.~~
~~ppm~~Property Shares	~~Parts per million. A unit of measurement which is 1,000 times larger than ppb (1 ppm = 1,000 ppb = 1 g/T)~~The Don Fippi Shares and the Guigui Shares.
~~pyritization~~Public Offering Warrant Shares

~~A process~~5,750,000 Common Shares which ~~results in the introduction of pyrite~~the holders of 5,750,000 warrants issued by the Company pursuant to ~~a pre-existing rock mass.~~its prospectus dated March 31, 2003 are entitled to purchase at the price of $0.75 per share until April 15, 2005.

pyrite	Iron sulfide mineral.
~~pyrrhotite~~	~~Iron sulfide mineral.~~
Qualifying Transaction

The transaction conducted pursuant to Policy 2.4 ~~entitled "Capital Pool Companies" of the TSX Venture Exchange~~ whereby the Company acquired significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and then qualified for a regular listing on the ~~TSX Venture~~ Exchange.

quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
~~rhyodacite~~Recently Acquired Properties	~~A volcanic rock type, slightly less siliceous than rhyolite~~The properties described in Item 2. Information on the Company – Business Overview – Recently Acquired Properties.
rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
Second Special Warrants

The special warrants issued by the Company on December 20, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 900,000 units of the Company, each unit consisting of one Common Share of the Company and one-half of one Second SW Warrant, all of which were exercised on April 3, 2003.

Second SW Warrants	Share Purchase Warrants of the Company that entitle the holder to purchase one Second SW Warrant Share at a price of $0.40 until December 20, 2004.

The Common Shares of the Company to be acquired upon exercise of the Second SW Warrants.
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
~~shear zone~~	~~Where a fault affects a width of rock rather than being a single clean break, the width or affected rock is referred to as the shear zone. The term implies movement, i.e., shearing.~~
silicification	Replacement of the constituents of a rock by quartz.
~~sinter~~	~~A crust or infusion of very fine-grained silica (quartz) formed on at or near the surface of a hot spring.~~
~~sphalerite~~	~~Zinc sulfide mineral.~~
~~stockwork~~	~~Very abundant veinlets, occurring along fractures or joints often at various different attitudes, forming a net pattern.~~
~~strike~~	~~The direction of a horizontal line on the surface of a vein, or other planar feature.~~
~~sulphides~~	~~Metallic minerals comprised of a combination of a sulfur ion with a metal ion, such as iron, copper, zinc or lead.~~
~~syngenetic~~	~~“Formed at the same time”; a term used to describe mineralization formed at the same time as the sedimentary rocks that enclose it.~~
tailings	material rejected from a mill after recoverable valuable minerals have been extracted.
Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or "T"	Metric ton = 1,000 kilograms or 1,000,000 grams.
~~tpd~~	~~Tonnes per day.~~
tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
~~U/Pb~~	~~A radiometric dating technique based on the ratios of radioactive isotopes of U (uranium) and Pb (lead) used to determine the absolute age of a rock.~~
~~vein deposit~~VAT

~~A deposit that is narrow compared to its length and depth and usually occurs in fault openings or in shear zones~~An acronym for "Value Added Tax" which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

veinlets	Small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
~~vesicular~~	~~Having vesicles, or holes; spongy textured.~~
~~vitrophyres~~	~~Volcanic rocks having phenocrysts suspended in a glassy (obsidian) matrix.~~
~~volarenites~~	~~Sandstones composed dominantly of sand-sized fragments of volcanic materials.~~
volcaniclastic	Coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.
~~wallrock alteration~~	~~The rocks surrounding a mineral deposit that are chemically altered during the mineralizing event.~~
Zn	The elemental symbol for zinc.

PART I

~~ITEM 1.~~ ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

The following table sets forth the names, business addresses and functions of our directors and senior management.

Name	Business Address	Position
George S. Young	Suite 800, 409 Granville Street Vancouver, British Columbia~~,~~ Canada V6C 1T2	President, Chief Executive Officer and Director
David G. S. Pearce	3310 Mathers Avenue West Vancouver, British Columbia~~,~~ Canada V7V 2K5	Secretary, Director and Audit Committee Member
Eric H. Carlson	Suite 300, Bentall 5 550 Burrard Street Vancouver, British Columbia~~,~~ Canada V6C 2B5	Director and Audit Committee Member
R. Michael Jones	Suite 800, 409 Granville Street Vancouver, British Columbia~~,~~ Canada V6C 1T2	Director and Audit Committee Member
Frank Hallam	Suite 800, 409 Granville Street Vancouver, British Columbia~~,~~ Canada V6C 1T2	Chief Financial Officer

Advisers

Our legal advisers are Catalyst Corporate Finance Lawyers.  Their address is Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Independent Auditors

Our auditors are Deloitte & Touche LLP~~, Chartered Accountants~~.  Their address is 1055 Dunsmuir Street, 28th Floor, Vancouver, British Columbia, Canada, V7X 1P4.

Our registrar and transfer agent is Pacific Corporate Trust Company.  Their address is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2B8.

~~ITEM 2.~~ ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

~~ITEM 3.~~ ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Registration Statement prepared in accordance with Canadian Generally Accepted Accounting Principles.  Information for the 12 months ended December 31, 2002, 2001 and 2000 are derived from audited financial statements which are included elsewhere in this Registration Statement. Information for the ~~six~~nine months ended ~~June~~September 30, 2003 and 2002 are derived from unaudited interim financial statements which are included elsewhere in this Registration Statement. Information for the period from April 21, 1999 to December 31, 1999 are derived from audited financial statements that are not included in this Registration Statement.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and ~~"Results of Operations" under "~~Item ~~5 –~~5. Operating and Financial Review and Prospects~~"~~.

	~~6~~9 months ended ~~Jun~~Sept. 30, 2003	~~6~~9 months ended ~~Jun~~ Sept. 30, 2002	12 months ended Dec. 31, 2002	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2000	Apr. 21/99 to Dec. 31, 1999
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Total Expenses	$~~299,615~~582,383	$~~15,662~~51,491	$123,536	$288,449	$19,066	$8,521
Net Loss	$(~~274,525~~535,066)	$(~~15,284~~50,886)	$(122,631)	$(279,639)	$(5,641)	$(8,066)
Basic and Diluted Loss per Share	$(~~0.03~~0.05)	$(0.01)	$(0.08)	$(0.19)	$(0.00)	$(0.00)
Weighted Average Common Shares Outstanding	~~8,819,326~~11,849,342	1,500,000	1,500,000	1,500,000	1,304,066	Nil
Consolidated Balance Sheet
Total Assets	$~~5,745,851~~7,261,615		$408,125	$110,904	$386,192	$150,000
Total Liabilities	$~~118,365~~126,832		$58,880	$14,028	$9,677	$8,066
Working Capital	$~~4,394,051~~4,515,741		$108,472	$76,876	$376,515	$141,934
Shareholders' Equity	$~~5,627,486~~7,134,783		$349,245	$96,876	$376,515	$141,934

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$(~~1,645,506~~2,961,417)	$(~~15,662~~50,866)	$(160,433)	$(279,639)	$(5,641)	$(8,066)
Loss per Share	$(~~0.19~~0.25)	$(~~0.01~~0.03)	$(0.11)	$(0.19)	$(0.00)	$(0.00)
Total Assets	$~~4,937,068~~5,397,462		$370,323	$110,904	$386,192	$150,000
Shareholders' Equity	$~~4,818,703~~5,270,630		$311,443	$96,876	$376,515	$141,934

On ~~October 6, 2003,~~January 30, 2004, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled ~~1.3332~~1.3265 Canadian dollars for one United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
January 2004	1.334	1.269
December 2003	1.3405	1.2923
November 2003	1.3362	1.2973
October 2003	1.3043	1.3481
September 2003	1.3876	1.3469
August 2003	1.4100	1.3836
~~July 2003~~	~~1.4114~~	~~1.3368~~
~~June 2003~~	~~1.3768~~	~~1.3348~~
~~May 2003~~	~~1.4221~~	~~1.3446~~
~~April 2003~~	~~1.4843~~	~~1.4336~~

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2003	1.4012
2002	1.5705
2001	1.5490
2000	1.4855
1999	1.4858
~~1998~~	~~1.4836~~

~~The average exchange rate for the six months ended June 30, 2003 of Canadian dollars into United States dollars was 1.4541.~~Capitalization

The following table sets forth the capitalization of the Company as of the dates indicated:

	Amount Outstanding as of December 31, 2002	Amount Outstanding as of ~~June~~September 30, 2003	Amount Outstanding as at ~~August~~December 31, 2003
Common Shares (authorized ~~–~~- 1,000,000,000 shares)	$390,222 (3,000,000 shares)	$~~6,276,588 (17,751,200~~8,010,518 (20,762,440 shares)	$~~7,280,218 (19,732,040~~9,504,984 (23,093,995 shares)
Special Warrants	$375,000 (2,400,000 warrants)	$Nil	$Nil
Contributed Surplus	$Nil	$~~41,400~~75,308	$~~41,400~~75,308
Deficit	$(415,977)	$(~~690,502~~951,043)	~~$(735,352~~approximately $(1,216,000)
Total	$349,245	$~~5,627,486~~7,134,783	approximately $~~6,586,266~~8,364,292

Diluted Share Capital

Assuming that all options and other rights to purchase Common Shares of the Company are exercised and all ~~property share issuances~~Property Shares are ~~made~~issued, up to a maximum of ~~31,930,000~~32,100,000 Common Shares of the Company will be issued and outstanding on a diluted basis, comprised of the following:

Description	Number of Common Shares
Outstanding as of ~~Sept 30,~~Dec 31, 2003	~~20,772,440~~23,093,995
Agents' Warrant Shares	~~428,800~~24,000
First SW Warrant Shares	~~870,000~~650,000
Second SW Warrant Shares	~~320,000~~250,000
~~Prospectus~~Public Offering Warrant Shares	~~4,368,760~~2,742,005
Options	1,170,000
Don Fippi Shares	2,000,000
Guigui Shares	2,000,000
Common Shares to be issued in relation to the Recently Acquired Properties	170,000
Total	~~31,930,000~~32,100,000

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.

~~1.~~ The Company has no proven history. The Company has no proven history of performance, revenues, earnings or success. As such, the Company's ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.  The amounts attributed to the Company’s mineral properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realisable value.

2.

~~2.~~ The Company is dependent on its key personnel. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company ~~has not obtained “key man”~~relies on its President, George Young, and its other officers, none of whom has entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company's business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company's exploration programs.  Dr. Megaw is an arm's length consultant to the Company and he is paid a fee for his services based on fair market rates and his submission of invoices for services rendered.  The Company has not obtained "key man" insurance for any of its management or consultants. While the services provided by the Company's management and consultants could be provided by others, the loss of either George Young or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

3.

~~3.~~ The Company does not pay dividends. Payment of dividends on the Company's shares is within the discretion of the Company's Board and will depend upon the Company's future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

4.

~~4.~~The Company's directors and officers may have conflicts of interest. None of the Company’s directors or officers devote their full time to the affairs of the Company. ~~Certain~~All of the ~~proposed~~ directors and officers of the Company are also directors, officers and shareholders of other natural resource ~~companies~~or public companies, as a result of which they may find themselves in a position where their duty to one company conflicts with their duty to another company.  Such directors and officers have been advised of their fiduciary obligations to the Company and its shareholders.  ~~Conflicts may arise, however, between the obligations of these directors and officers to the Company and such other natural resource~~ See Item 6. Directors, Senior Management and Employees for details of other companies that the Company's officers and directors are involved with.

Risk Factors Relating to Title

5.

~~1.~~

Title to properties may be in doubt.  A full investigation of legal title to the Company's property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title to the properties in which the Company has an interest.  The Company's property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company.  In addition, the Company's ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The Company only has verbal permission to explore the Don Fippi Property. ~~The Company is satisfied, however, that evidence of title to each of its property interests is adequate and acceptable by prevailing industry standards for pre-drilling surface access.~~

6.

~~2.~~

Title Opinions provide no guarantee of title.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, ~~while the system for recording title to the rights to explore, develop and mine natural resources is reliable,~~ a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Also, as in many other countries, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the Mexican government ~~although no such claims have yet been made against~~.  Any challenge to the title to any of the ~~Company's~~ properties in which the Company has an interest may have a negative impact on the Company.

Risk Factors Relating to the Company’s Property Interests

7.

~~1.~~

Properties are in the exploration stage.  All of the Company’s property interests are at the exploration stage only (even when some of the mining concession titles covering such property interests were issued as exploitation concessions) and there are no known commercial quantities of minerals or precious gems on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits or ores or gems.

8.

~~2.~~

Properties are in Mexico.  The Company's property interests are primarily located in Mexico.  See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business.

9.

~~3.~~

No guarantee licenses and permits will be obtained.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company's business.

10.

~~4.~~

Environmental regulations are becoming more onerous to comply with.  The Company's operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations~~.~~ and changes in ~~governmental~~such regulations ~~has a potential to~~may reduce the profitability of the Company's operations.  ~~The Company intends to fully comply with all environmental regulations.~~

11.

~~5.~~

Mexican Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of "previously taxed net earnings" are not subject to Mexican taxes if paid to a foreign investor.  Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is 34 percent over a gross up basis (amount of the dividend times 1.5152), payable by the Mexican company.  "Previously taxed net earnings" are intended to represent cumulative post 1974 undistributed taxable revenues minus income tax paid, profit sharing and other deductions and certain dividends paid, plus certain dividends received and adjusted for inflation after each tax year (calendar) ends. Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

12.

~~6.~~

Foreign currency fluctuations and inflationary pressures may have a negative impact.  The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  With respect to Mexican currency, the Company transfers funds to Lagartos on an "as needed" basis to avoid significant ~~pressure~~exposure to currency fluctuations.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.  ~~Mexico has not experienced significant inflationary rates recently.  Although the situation appears to be stable, the~~ The Company bears the risk of incurring losses occasioned as a result of rampant inflation in Mexico.

Risk Factors Relating to Mining Generally

13.

~~1.~~

Mining exploration is a speculative business.  Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk.  ~~There is no certainty that the~~ The expenditures made by the Company described herein ~~will~~may not result in discoveries of commercial quantities of minerals or precious gems. The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company, and conversely, the failure to find one may have a negative effect.

14.

~~2.~~

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company's financial position.

15.

~~3.~~

Mineral prices and marketability fluctuate.  Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years.  The marketability and price of minerals and precious gems which may be acquired by the Company will be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

16.

~~4.~~

Mining is a highly competitive industry.  The mining industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mining properties on terms it considers to be acceptable.  The ~~effect of these factors cannot be accurately predicted~~inability of the Company to acquire attractive mining properties would result in difficulties in obtaining future financing and profitable operations.

Risk Factors Relating to Financing

17.

~~1.~~

~~There is no assurance of adequate funding and funding~~Adequate Funding may not be available; Funding will result in dilution.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of ~~new projects~~properties with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.  It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company's shareholders.

18.

~~2.~~

Substantial expenditures are required for commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

19.

~~3.~~

Lack of funding to satisfy contractual obligations may result in the loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has acquired options to acquire interests in ~~three~~five properties in Mexico and in order to obtain ownership of each of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of ~~all three~~these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct its business as described in this Registration Statement. The Company may not have sufficient funds to: (a) satisfy the minimum expenditures or the option payment required to be made in 2004 in relation to the Don Fippi Property; (b) satisfy the option payment required to be made in 2004 in relation to the Guigui Property; ~~and~~ (c) make the minimum expenditures to maintain the Don Fippi ~~claims~~Property in good standing under Mexican law; and (d) make the minimum expenditures to earn its interest in any of the Recently Acquired Properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option. The Company will have to raise further financing to fund the required exploration on the Don Fippi Property and if the Company fails to expend US$250,000 (of which US$15,000 has been spent) on the Don Fippi Property by April 21, 2004, its option to earn its interest in the Don Fippi Property will terminate. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments the Company is required to make to earn its interests.

Miscellaneous Risk Factors

20.

~~1.~~

The price of the Company's shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

21.

~~2.~~

There is an absence of a liquid trading market for the Company's shares.  Shareholders of the Company may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

22.

~~3.~~

The Penny-Stock Rule may limit trading in the Company's shares.  ~~The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company's shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Company’s shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules.  Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Company's shares and the ability of a holder to resell our stock.~~  In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Company’s Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Exchange Act. The ~~Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.~~"penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company's shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Company’s shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock"

trading rules.  Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Company's shares and the ability of a holder to resell our stock~~.~~.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

23.

~~4.~~

Classification as a Passive Foreign Investment Company. The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's shares. For an explanation of these effects on taxation, see Item ~~10~~10. Additional Information – United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of the Company's shares are also encouraged to consult their own tax advisers.

24.

~~5.~~

The Company and its principals and assets are located outside of the United States.   Substantially all of the Company's assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof.

~~ITEM 4.~~ ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.".  On June 28, 1999, ~~in anticipation of becoming a capital pool company,~~ the Company changed its name to "Mega Capital Investments Inc.".  On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction.  Our North American office and principal place of business is located at Suite 800, 409 Granville, Vancouver, British Columbia, Canada, V6C 1T2 (phone:  604-630-1399).

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario.

The Company's Common Shares were listed and posted for trading on the ~~TSX Venture~~ Exchange (TSX VN: MGA) on April 19, 2000.  Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

The Company does not have an agent in the United States.

The Qualifying Transaction

On April 5, 2001, the Company entered into a letter of intent to acquire all of the issued and outstanding share capital of Advanced Disc Manufacturing Corporation ("ADMC"), a private British Columbia start-up company engaged in the manufacture of injection moulded compact discs.  Effective May 2, 2001, a formal share exchange agreement was entered into among the Company, ADMC and the shareholders of ADMC in which the terms of the acquisition were set forth (the "ADMC Agreement").  This proposed acquisition was intended to serve as the Company's Qualifying Transaction.  In contemplation of the closing of this transaction, the Company advanced ADMC a total of $268,758 to finance its operations.  On September 26, 2001, the Company issued a press release to announce that it ~~had terminated its intention to~~would not be proceeding with its intended purchase of the share capital of ADMC~~,~~ as a result of certain breaches of the ADMC Agreement by the vendors of the ADMC shares.  ~~In connection with this transaction, the Company incurred expenses of approximately~~Of the amounts advanced by the Company to ADMC, only $16,338 was returned.  As a result, the Company wrote off to expense the outstanding advances to ADMC in the amount of $252,420.

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who directed the Company to consider what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico.  After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company.  Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore proceeded with the concept.

In August 2002, the Company entered into an arms' length agreement dated August 8, 2002 (the "Lagartos Agreement") with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the "Vendors") pursuant to which the Company agreed to acquire (the "Acquisition") 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos.  Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below.  As consideration for the Acquisition, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Option (described below under "The Juanicipio Property"), plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company's Qualifying Transaction was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.

As at ~~July 31,~~September 30, 2003, $~~955,948~~1,580,659 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for the purposes of repaying the US$50,000 in respect of the Juanicipio Option, making payments ~~for~~of mining taxes totalling $62,560 and ~~incurring amounts~~the balance for exploration expenditures.

Business Overview

The Company is in the mineral exploration and development business.

Carrying on Business in Mexico

The Company's property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions.  Exploration concessions are granted by the Mexican federal government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable.  Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by one exploration concession.  Failure to apply prior to the expiration of the term of the exploration concession will result in termination of the concession.  An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years prior to the expiration of such concession.

Both exploration and exploitation concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semiannual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining~~,~~ in order to be valid against third parties.

Mineral exploration and exploitation concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Foreign Investment Law.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder's fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Council of Mineral Resources.  None of the property interests ~~to be~~ held by Lagartos are under such fee regime.

Foreign Investment Regulation

Foreign investment regulation in Mexico is basically governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substances.  The principal environmental legislation in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the "General Law"), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the “Environmental Regulations”).  Additionally, there are a series of “Mexican Official Norms” that establish ecological and technical standards and requirements on various environmental related matters (the “Ecological Standards”).

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the “Environmental Laws”).  On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.  To the best of the Company's knowledge, all of the Company's property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See ~~"~~Item 3. Key Information - Risk Factors~~" in Item 3,~~, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2003	7.73190
2002	6.15751
2001	6.03241
2000	6.36996
1999	6.43512

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

The Juanicipio Property

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I ("Sutti"), of Zacatecas, Mexico (the "Juanicipio Agreement"), Sutti granted to Lagartos an option (the "Juanicipio Option") to acquire a 100% interest in the Juanicipio Property~~, which is located in the Fresnillo District, Zacatecas, Mexico~~.  Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V.  In order to exercise the Juanicipio Option, Lagartos was required to:

(a)

drill a minimum of 3,500m of diamond core, reverse circulation or a combination of the two methods within 12 months following the date of ratification of the Juanicipio Agreement by all parties in the presence of a notary public (the "Ratification Date"), which was July 18, 2002;

(b)

pay 1,000 pesos plus applicable taxes and pay the Mexican Treasury one payment of approximately 200,000 pesos (approximately $32,629) representing mining taxes owed for the first half of 2002;

(c)

make payments aggregating US$1,225,000 plus ~~Value Added Tax~~ VAT ~~("VAT")~~ on the following basis:

(i)

US$75,000 plus VAT on or before January 18, 2003 (which amount ~~has been~~was paid);

(ii)

US$100,000 plus VAT on or before ~~the date that is 12 months following the Ratification Date~~July 18, 2003;

(iii)

US$100,000 plus VAT on or before ~~the date that is 18 months following the Ratification Date~~January 18, 2004;

(iv)

US$150,000 plus VAT on or before ~~the date that is 24 months following the Ratification Date~~July 18, 2004;

(v)

US$150,000 plus VAT on or before ~~the date that is 30 months following the Ratification Date~~January 18, 2005;

(vi)

US$200,000 plus VAT on or before ~~the date that is 36 months following the Ratification Date~~July 18, 2005;

(vii)

US$200,000 plus VAT on or before ~~the date that is 42 months following the Ratification Date~~January 18, 2006; and

(viii)

US$250,000 plus VAT on or before ~~the date that is 48 months following the Ratification Date~~July 18, 2006 and during each semester subsequently until the Juanicipio Property commences production;

(d)

incur expenditures on the Juanicipio Property in the amount of at least US$2,500,000 on the following basis:

(i)

US$750,000 (including amounts incurred in subparagraph (a) above) ~~within 24 months following the Ratification Date;~~by July 18, 2004;

(ii)

the cumulative amount of US$1,500,000 ~~within 36 months following the Ratification Date~~by July 18, 2005; and

(iii)

the cumulative amount of US $2,500,000 ~~within 48 months following the Ratification Date~~by July 18, 2006; and

(e)

pay a NSR on the following basis:

(i)

3.5% for silver priced up to US $5.50/troy ounce;

(ii)

3.75% for silver priced greater than US $5.50/troy ounce and up to US $6.50/troy ounce;

(iii)

4.0% for silver priced greater than US $6.50/troy ounce and up to US $7.50/troy ounce;

(iv)

4.25% for silver priced greater than US $7.50/troy ounce and up to US $10/troy ounce; and

(v)

5% for silver priced greater than US $10/troy ounce.

Royalties on other precious metals were to be paid at the same percentage rate then in effect for silver. Royalties on base metals recovered ~~will~~would be paid at half the then prevailing percentage rate for silver.

Minera Venus, S.A. de C.V., the ~~Optionor~~optionor, is owned as to 99% by Lexington Capital Group Inc. and as to 1% by Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 common shares of the Company~~,~~ at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio ~~property~~Property (with the remaining 1% held by Jose Ruiz Lopez). The Company intends to terminate the Juanicipio Agreement, thereby eliminating its obligations to make any further option payments, fulfill the above-described work commitments or pay any royalty.

The Don Fippi Property

Pursuant to an arm's length agreement (the "Don Fippi Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. ("Bugambilias"), Bugambilias granted to Lagartos an option (the "Don Fippi Option") to acquire a 100% interest in the Don Fippi Property ~~located in the Batopilas, Chihuahua district of Mexico~~. In order to exercise the Don Fippi Option, Lagartos must:

(a)

pay to Bugambilias an aggregate of US$550,000 plus VAT (the "Don Fippi Payments") on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Don Fippi Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the " DF Effective Date") and which amount has been paid;

(ii)

US$50,000 plus VAT on or before ~~the date that is 12 months following the DF Effective Date;~~April 21, 2004;

(iii)

US$100,000 plus VAT (the "Third DF Payment") on or before ~~the date that is 24 months following the DF Effective Date,~~April 21, 2005, provided that if during the ten trading days prior to the date the Third DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third DF Payment is waived by Bugambilias and need not be made;

(iv)

US$150,000 plus VAT (the "Fourth DF Payment") on or before ~~the date that is 36 months following the DF Effective Date,~~April 21, 2006, provided that if during the ten trading days prior to the date the Fourth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth DF Payment is waived by Bugambilias and need not be made; and

(v)

US$200,000 plus VAT (the "Fifth DF Payment") on or before ~~the date that is 48 months following the DF Effective Date,~~April 21, 2007, provided that if during the ten trading days prior to the date the Fifth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth DF Payment is waived by Bugambilias and need not be made;

(b)

incur expenditures on the Don Fippi Property in the amount of at least US$4,000,000 (the "Don Fippi Expenditures") on the following basis:

(i)

US$250,000 ~~within 12 months following the DF Effective Date,~~by April 21, 2004, of which US$15,000 must be spent by December 31, 2002 (which US$15,000 has been spent);

(ii)

the cumulative amount of US$1,000,000 ~~within 24 months following the DF Effective Date;~~by April 21, 2005;

(iii)

the cumulative amount of US$2,000,000 ~~within 36 months following the DF Effective Date;~~by April 21, 2006;

(iv)

the cumulative amount of US$3,000,000 ~~within 48 months following the DF Effective Date; and~~by April 21, 2007; and

(v)

the cumulative amount of US$4,000,000 ~~within 60 months following the DF Effective Date;~~by April 21, 2008;

(c)

allot and issue to Bugambilias an aggregate of up to 2,100,000 ~~common shares~~Common Shares of the Company (the "Don Fippi Shares") on the following basis:

(i)

100,000 Common Shares within five business days of ~~the DF Effective Date~~April 21, 2003 (which have been issued at $0.50 per share); and

(ii)

commencing ~~eight months after the DF Effective Date,~~December 21, 2003, one Common Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Common Shares.

Provided that Lagartos has expended a cumulative minimum of US$1,000,000 of Don Fippi Expenditures ~~within 24 months following the DF Effective Date as required by section (b)(ii) above,~~by April 21, 2005, Lagartos may~~, at its sole option,~~ elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi

Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 50% interest and Bugambilias will hold a 50% interest and Bugambilias will be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$2,000,000 of Don Fippi Expenditures ~~within 36 months following the DF Effective Date as required by section (b)(iii) above,~~by April 21, 2006, Lagartos may~~, at its sole option,~~ elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 60% interest and Bugambilias will hold a 40% interest and Lagartos will have the option to be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Don Fippi Property, but fails for a period of at least six months to advance any exploration or development of the Don Fippi Property, Bugambilias ~~shall have~~has the option to become the operator of the Don Fippi Property.

Lagartos also agreed to pay to Bugambilias a 4.5% NSR unless a joint venture is entered into.

Alternatively, the Don Fippi Option may be exercised at any time by Lagartos by paying such amount as is required to make the total payments to Bugambilias aggregate US$550,000, and by issuing to Bugambilias an aggregate of 2,100,000 Don Fippi Shares.

All properties acquired by Lagartos, Bugambilias or any of their affiliates within the borders of the Don Fippi Property ~~shall~~will become part of the Don Fippi Property and be included under the Don Fippi Agreement.

Lagartos may terminate the Don Fippi Agreement at any time by providing Bugambilias with 60 days notice and failing to make any payment or incur any Don Fippi Expenditure when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that Bugambilias wishes to dispose of its interest in the Don Fippi Agreement or NSR, except for transfers of interests in the NSR to Bugambilias' shareholders or heirs which are permitted without restriction.

Bugambilias has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Don Fippi Agreement.

The Guigui Property

Pursuant to an arm's length agreement (the "Guigui Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Coralillo, S.A. de C.V. ("Coralillo"), Coralillo granted to Lagartos an option (the "Guigui Option") to acquire a 100% interest in the Guigui Property ~~located in the Santa Eulalia, Chihuahua district of Mexico~~.  In order to exercise the Guigui Option, Lagartos must:

(a)

pay to Coralillo an aggregate of US$550,000 plus VAT (the "Guigui Payments") on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Guigui Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the "GG Effective Date") and which amount has been paid;

(ii)

US$50,000 plus VAT on or before ~~the date that is 12 months following the GG Effective Date;~~April 21, 2004;

(iii)

US$100,000 plus VAT (the "Third Guigui Payment") on or before ~~the date that is 24 months following the GG Effective Date,~~April 21, 2005, provided that if during the ten trading days prior to the date the Third Guigui Payment is due the average closing price of the Common Shares of the Company on the

 Exchange is more than US$0.50, the Third Guigui Payment is waived by Coralillo and need not be made;

(iv)

US$150,000 plus VAT (the "Fourth Guigui Payment") on or before ~~the date that is 36 months following the GG Effective Date,~~April 21, 2006, provided that if during the ten trading days prior to the date the Fourth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth Guigui Payment is waived by Coralillo and need not be made; and

(v)

US$200,000 plus VAT (the "Fifth Guigui Payment') on or before ~~the date that is 48 months following the GG Effective Date,~~April 21, 2007, provided that if during the ten trading days prior to the date the Fifth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth Guigui Payment is waived by Coralillo and need not be made;

(b)

incur expenditures on the Guigui Property in the amount of at least US$2,500,000 (the "Guigui Expenditures") on the following basis:

(i)

US$100,000 ~~within 12 months following the GG Effective Date;~~by April 21, 2004;

(ii)

the cumulative amount of US $750,000 ~~within 24 months following the GG Effective Date;~~by April 21, 2005;

(iii)

the cumulative amount of US $1,500,000 ~~within 36 months following the GG Effective Date; and~~by April 21, 2006; and

(iv)

the cumulative amount of US $2,500,000 ~~within 48 months following the GG Effective Date; and~~by April 21, 2007; and

(c)

allot and issue to Coralillo an aggregate of 2,100,000 Common Shares of the Company (the "Guigui Shares") on the following basis:

(i)

100,000 Guigui Shares within five business days of the GG Effective Date (which have been issued at $0.50 per share); and

(ii)

commencing ~~eight months after the GG Effective Date,~~December 21, 2003, one Guigui Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Guigui Shares.

Provided that Lagartos has expended a cumulative minimum of US$750,000 of Guigui Expenditures ~~within 24 months following the GG Effective Date as required by section (b)(ii) above,~~by April 21, 2005, Lagartos may~~, at its sole option,~~ elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 50% interest and Coralillo will hold a 50% interest and Coralillo will be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$1,500,000 of Guigui Expenditures ~~within 36 months following the GG Effective Date as required by section (b)(iii) above,~~by April 21, 2006, Lagartos may~~, at its sole option,~~ elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 60% interest and Coralillo will hold a 40% interest and Lagartos will have the option to be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Guigui Property, but fails for a period of at least six months to advance any exploration or development of the Guigui Property, Coralillo ~~shall have~~has the option to become the operator of the Guigui Property.

Lagartos also agreed to pay to Coralillo a 2.5% NSR unless a joint venture is entered into.

Alternatively, the Guigui Option may be exercised at any time by Lagartos by paying such amount as is required to make the total Guigui Payments to Coralillo aggregate US$550,000, and by issuing to Coralillo an aggregate of 2,100,000 Guigui Shares of the Company.

All properties acquired by Lagartos, Coralillo or any of their affiliates within the borders of the Guigui Property ~~shall~~will become part of the Guigui Property and be included under the Guigui Agreement.

Lagartos may terminate the Guigui Agreement at any time by providing Coralillo with 60 days notice and failing to make any payment or incur any Guigui Expenditures when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that the optionor wishes to dispose of its interest in the Guigui Agreement or NSR, except for transfers of interests in the NSR to Coralillo's shareholders or heirs which are permitted without restriction.

Coralillo has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Guigui Agreement.

Recently Acquired Properties

Pursuant to an arm's length agreement (the "Sierra de Ramirez Agreement") dated as of December 14, 2003 among the Company, Lagartos and Minera Rio Tinto, S.A. de C.V. ("Rio Tinto"), Rio Tinto granted to Lagartos an option (the "Sierra de Ramirez Option") to acquire a 100% interest in a mineral property covering 4,443 hectares located in the Sierra de Ramirez district in Durango, Mexico (the "Sierra de Ramirez Property"), subject to a maximum 3% net smelter returns royalty.  In order to exercise the Sierra de Ramirez Option, Lagartos must:

(a)

pay US$30,000 to Rio Tinto and issue to Rio Tinto 20,000 Common Shares of the Company within five days after Exchange acceptance of the Sierra de Ramirez Agreement (the "RT Effective Date"), which acceptance has not yet been received;

(b)

make payments to Rio Tinto as follows:

(i)

US$50,000 12 months after the RT Effective Date;

(ii)

US$25,000 18 months after the RT Effective Date;

(iii)

US$100,000 24 months after the RT Effective Date;

(iv)

US$25,000 30 months after the RT Effective Date;

(v)

US$150,000 36 months after the RT Effective Date;

(vi)

US$25,000 42 months after the RT Effective Date;

(vii)

US$225,000 48 months after the RT Effective Date;

(viii)

US$25,000 54 months after the RT Effective Date; and

(ix)

US$850,000 60 months after the RT Effective Date, of which up to US$500,000 may be paid in Common Shares of the Company; and

(c)

incur exploration expenditures on the property as follows:

(i)

US$50,000 within 12 months after the RT Effective Date;

(ii)

US$100,000 within 24 months after the RT Effective Date;

(iii)

US$150,000 within 36 months after the RT Effective Date;

(iv)

US$200,000 within 48 months after the RT Effective Date; and

(v)

US$250,000 within 60 months after the RT Effective Date.

The Company has also reached an oral agreement in principle (the "Adargas Agreement") with Cascabel pursuant to which the Company will acquire an option to earn a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty, on the following terms:

(a)

pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Adargas Agreement (the "AD Effective Date"), which acceptance has not yet been received;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 12 months after the AD Effective Date;

(ii)

US$125,000 24 months after the AD Effective Date;

(iii)

US$175,000 36 months after the AD Effective Date;

(iv)

US$250,000 48 months after the AD Effective Date;

(v)

US$350,000 60 months after the AD Effective Date; and

(c)

incur exploration expenditures on the Adargas Property as follows:

(i)

US$100,000 within 12 months after the AD Effective Date;

(ii)

US$200,000 within 24 months after the AD Effective Date;

(iii)

US$200,000 within 36 months after the AD Effective Date;

(iv)

US$250,000 within 48 months after the AD Effective Date; and

(v)

US$250,000 within 60 months after the AD Effective Date.

The Company has also reached an oral agreement in principle (the "Cinco de Mayo Agreement") with Cascabel pursuant to which the Company will acquire an option to earn a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty, on the following terms:

(a)

pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Cinco de Mayo Agreement (the "CM Effective Date"), which acceptance has not yet been received;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 12 months after the CM Effective Date;

(ii)

US$125,000 24 months after the CM Effective Date;

(iii)

US$175,000 36 months after the CM Effective Date;

(iv)

US$250,000 48 months after the CM Effective Date;

(v)

US$350,000 60 months after the CM Effective Date; and

(c)

incur exploration expenditures on the Cinco de Mayo Property as follows:

(i)

US$100,000 within 12 months after the CM Effective Date;

(ii)

US$200,000 within 24 months after the CM Effective Date;

(iii)

US$200,000 within 36 months after the CM Effective Date;

(iv)

US$250,000 within 48 months after the CM Effective Date; and

(v)

US$250,000 within 60 months after the CM Effective Date.

The Sierra de Ramirez Property, the Adargas Property and the Cinco de Mayo Property are collectively referred to as the "Recently Acquired Properties".

Organizational Structure

The Company is the registered owner of 99% of the issued shares of Lagartos. The remaining 1% of Lagartos is held by Dave Pearce, a ~~Director~~director of the Company, in trust for the Company. This results in the Company having 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

The Company is also the owner of 100% of the issued shares of Lexington Capital Group Inc., a British Virgin Islands company, which holds a 99% interest in the claims underlying the Juanicipio Property.

Property, Plants and Equipment

The Company's administrative offices are located in leased premises at Suite 800, 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company has no significant plant or equipment for its operations.  Equipment used for exploration or drilling is rented or contracted as needed.

DESCRIPTION OF THE BUSINESS - JUANICIPIO

The disclosure in this section has been extracted from a November 19, 2002 report entitled "The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico" prepared ~~for the Company~~ by Clancy J. Wendt ("Wendt"), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado ~~(the "Juanicipio Report")~~.

Property Description and Location

The Juanicipio Property  (the "Juanicipio Property" or "Juanicipio") is ~~a single exploration claim, as defined by Mexican mining law, lying in central Zacatecas State~~located in the Fresnillo District, Zacatecas, Mexico, approximately 6 kilometres (km.) west of the city of Fresnillo and the Fresnillo Mine of Industrias Peñoles S.A., currently the world's largest silver mine. ~~The Juanicipio is an evaluation of the magnitude of the Fresnillo system, seeking a continuation of the high-grade silver veins beyond the current mining area. The geology, structure, geochemistry and geophysics at Juanicipio are similar to Fresnillo.~~

The Juanicipio Property ~~originally covered more than 28,000 ha. of ground and occupied most~~covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the  Sierra Valdecañas, a 13 km. by 30 km. long mountain range that lies immediately west of Fresnillo.

The ~~Juanicipio Property is located in the northeastern part of the range.~~

~~Claim Name~~	~~Claim Type~~	~~Application Number~~	~~Title Number~~	~~Issue Date~~	~~Expiration Date~~	~~Size (ha.)~~
~~Juanicipio I Superceded by Reduccion Juanicipio I~~	~~Exploration~~	~~17071~~	~~209790~~	~~Aug. 9/99~~	~~Aug. 8/05~~	~~28,103.98~~
~~Reduccion – Juanicipio I~~	~~Exploration~~	~~17071~~	~~218942~~	~~Mar 3/03~~	~~Aug. 8/05~~	~~7,679.12~~

~~On September 23, 2002, after consultation with and agreement from Sutti, Lagartos reduced the Juanicipio I claim to approximately 8,000 hectares covering the northeast portion of the original claim where Minera Sunshine’s exploration efforts were focused.  The Mexican General Department of Mines accepted the reduction and the title for the reduced claim, in the name of Lagartos, was granted on March 3, 2003. This claim, Reduccion Juanicipio I, supercedes Juanicipio I, but still has the same expiration date. Lagartos has the obligation to return~~

 ~~title to Minera Venus, S.A. de C.V. on his request should the option be terminated.~~

~~The Juanicipio Property is current with respect to both tax and "comprobaciones de obra" (annual work expenditures required under Mexican mining law) to the end of 2002.  To maintain the Juanicipio Property in good standing to the end of 2003, C$14,000 of taxes must be paid and C$954,500 of work must be incurred on the Juanicipio Property, respectively.~~

~~The Ejidos of Valdecañas and Saucito de Poleo hold surface ownership in the area of proposed drilling on the Juanicipio Property.  Private individuals own land flanking the area of major interest to the south.  The Ejidos have granted written permission to drill.  The only known potential cultural liabilities in the area are rock shelters along Linares Canyon that are decorated with prehistoric cave paintings.  There seems to be no formal status or protection for them and most have already been heavily vandalized.  Documenting their condition before building roads or drilling would be prudent, in the opinion of Wendt.~~

~~Accessibility, Climate, Local Resources, Infrastructure and PhysiographyThe city of Fresnillo~~property lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.  ~~This includes portions of the states of Guanajuato, Queretaro, Hidalgo, San Luis Potosi, Aguascalientes, Zacatecas, and Durango.~~

~~The region is characterized by broad plains, with mean elevations above 1,700 metres (m.), punctuated by mountain ranges rising to over 3,000 m.  Vegetation is dominated by sparse thorny plants and cacti at low elevations giving way upwards to patchy oak forest.   The climate is warm and arid, with an average temperature of 21.5 oC (range of 0 to 45 oC) and a median precipitation of <1,000 millimetres (mm.) per year.  There is virtually no surface water available at any time, but water for exploration (drilling) is readily available from agricultural wells in the area.~~  Water is abundant at depth and water rights for mine development should be part of the mineral rights. Power is located a few miles from the main part of the property and is available.

~~The project area covers the northeastern third of the Sierra Valdecañas, a roughly N-S trending mountain range 25 km. long and up to 13 km. wide.  The area lies 6 kilometres west of Cerro Proaño, a prominent hill on the outskirts of Fresnillo City.  Fresnillo City has approximately 75,000 inhabitants and supplies and lodging are readily available there. A substantial pool of mining professionals and miners are located in the Fresnillo area due to the presence of the several large mines.  Zacatecas City, with a population of over 1,000,000 and the state capital, lies 55 km. away and is a major commercial, industrial and mining centre.  Fresnillo is readily accessed from the cities of Zacatecas (55 km.), Durango (240 km.), or Torreon (350 km.) by Mexico Highway 45.  Zacatecas International Airport receives numerous daily flights from the United States and other parts of Mexico.  Driving time from Zacatecas International Airport to Juanicipio Property is about 40 minutes.   Analytical preparation facilities belonging to ALS-Chemex are located in Guadalajara, about 350 km. away, with samples being flown to Vancouver, British Columbia for analysis.  Intermittently, Chemex operates a sample drop facility in Zacatecas.~~

~~Elevation of the Project ranges from 2,200 m. in the centre of the Fresnillo District to 2,350 m. on the fringes of the Juanicipio Property, to almost 2,900 m. at the top of Cerro Altamira, the highest peak within Sierra Valdecañas.~~

~~Terrain in the Sierra Valdecañas is rugged, with deep canyons incised into the tertiary volcanic rocks.  The central part is characterized by peaks that rise 250 – 400 m. above the canyons that cut them.  The northern fringes, covered by the Juanicipio Property, are characterized by a broad mesa cut by 100 m. deep canyons.  The Project area is very sparsely populated, but people in the scattered villages and Ejidos around the edges are generally supportive of potential mining employment.~~

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio

 Property is located, is good.  A high quality dirt road runs about 1.5 km. up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio Property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 km. south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

~~Adjacent Properties~~

~~The Juanicipio Property is adjoined on the north and east by a continuous property package covering the Fresnillo District and alluvium mantled surroundings.  It is adjoined on the south and southwest by the abandoned portions of the original Juanicipio Property.  Juanicipio is also adjoined to the northwest by a claim that covers the Cesantoni Kaolinite Mine and the manganese mines that lie to the immediate south of it.  There is also a large regional claim, of uncertain status, that lies to the northwest of these claims.~~

~~There is currently no free ground adjoining Juanicipio.~~

~~History~~

Ownership

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999.  The Juanicipio Property was sold by Juan Antonio Rosales ~~of Zacatecas to Sutti, who optioned the property on October 6, 1999 to Minera Sunshine de Mexico S.A. de C.V. ("Sunshine"), the Mexican subsidiary of Sunshine Mining Company of Kellogg, Idaho, USA.  This option was terminated in late 2001 and ownership returned to Sutti.  On July 18, 2002,~~to Sutti. Pursuant to the Juanicipio Agreement, Sutti granted to Lagartos an option to acquire a 100% interest in ~~respect of~~ the Juanicipio Property. Sutti then assigned his interest to Minera Venus, S.A. de C.V. As described above, the Company acquired ownership of Lexington Capital Group Inc., which in turn owns 99% of Minera Venus, S.A. de C. V., resulting in the Company indirectly owning 99% of the Juanicipio ~~property~~Property, with the remaining 1% owned by Jose Ruiz Lopez.

History

The ~~area~~Juanicipio Property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine ~~performed the only known systematic exploration of Juanicipio, which occurred between 1999 and 2001.~~Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

~~Sunshine contracted IMDEX Inc./Cascabel to undertake a two-stage geologic and geophysical evaluation of the Juanicipio Property.  Primary efforts were focused on:~~

~~1.~~

~~Determining the overall geology of the Sierra Valdecañas, with emphasis on mapping general distribution of volcanic rocks, structural fabric, and mineralization centres for more detailed exploration.  This was accomplished via Landsat image analysis, 1:40,000 B&W air-photo analysis, and 1:50,000 scale reconnaissance geologic mapping.  Preliminary dump and rock-chip sampling accompanied this work.~~

~~2.~~

~~Examining areas of alteration and mineralization, highlighted through Stage 1 work that might be indicative of the presence of Fresnillo-style high-grade Ag mineralization within Juanicipio.  This was accomplished via 1:5,000 geologic mapping, Landsat image analysis, NSAMT geophysics, outcrop geochemistry, and comparing the combined results with data from published studies of the Fresnillo District.  This work was focused on the extreme northeast corner of the Sierra Valdecañas because of the strength of alteration, structural continuity and proximity to Fresnillo.  Additional mineralized areas were found at Santa Rosa in the southwest corner of the range, near the Cesantoni Kaolinite pit in the northwest~~

 ~~corner of Juanicipio, and near the Piedras Kaolinite Mine adjoining the east-central part of Juanicipio.  These areas were judged to have limited exploration potential.  However, all but Santa Rosa are encompassed within the reduced Juanicipio Property.~~

~~The goal of the detailed work was to locate initial drilling targets and identify ground that could be eliminated from further exploration.  Sunshine obtained drilling permits from SEMARNAT (Secretaria de Medio Ambiente and Recursos Naturales or Secretary of the Environment and Natural Resources) for an initial 6-hole program in the northeastern corner of the Juanicipio, but it went bankrupt before drilling the holes.  Sunshine did not follow through on recommendations to abandon the low potential parts of the Juanicipio, but Lagartos did shortly after being granted the Juanicipio Option.~~

~~The following table sets out a summary of the work performed on the Juanicipio Property:~~

~~Year~~	~~Party~~	~~Work accomplished~~
~~1999~~	~~Juan Antonio Rosales~~	~~Staked Juanicipio Property~~
~~2000~~	~~Sunshine~~	~~Reconnaissance Work~~
~~2001~~	~~Sunshine~~	~~1:50,000 scale Mapping of Sierra Valdecañas~~
~~2001~~	~~Sunshine~~	~~1:5,000 scale Mapping of Sierra Valdecañas~~
~~2001~~	~~Sunshine~~	~~Zonge Engineering NSAMT Survey~~
~~2001~~	~~Sunshine~~	~~Drilling Permit Granted~~
~~2002~~	~~Lagartos~~	~~Refiling of Drilling Permit~~

Geological Setting

~~Regional Geology~~

~~The Juanicipio lies in the central western part of the Mexican Altiplano.  The Altiplano is underlain by Paleozoic or older continental crust on the east and overthrust/accreted pre-middle Mesozoic oceanic volcanic materials on the west.  These are overlapped by limestone and shale dominant Jurassic-Cretaceous basinal sedimentary sequences that grade into marine volcanic rocks on the west.  These Cretaceous marine volcanic rocks contain the San Nicolas VMS deposit and the Francisco I. Madero Sedex deposit.  Juanicipio lies in an area where calcareous shales and graywackes are interbedded with the marine volcanic rocks, indicating deposition in the extreme western part of the basin.~~

~~The roughly SSW-NNE-directed compressional Laramide Orogeny deformed the Mesozoic sediments of northern Mexico into the sinuous Mexican Thrust Belt and many of the region's ore deposits have structural grains parallel to the axis of the belt.  Laramide deformation throughout the Altiplano is thin-skinned and characterized by broad to tight folding and overthrusting with strongly disharmonic behaviour between the massive limestone and shale dominated portions of the Mesozoic sequence.~~

~~Erosion that began during the Laramide Orogeny stripped off much of the upper Cretaceous sediments in the Altiplano and carved deep valleys into the underlying Mesozoic sediments.  The Tertiary deposits of the Altiplano are overwhelmingly composed of volcanic and volcaniclastic rocks of both the “lower volcanic complex” and “upper volcanic~~

 ~~supergroup” of the Sierra Madre magmatic arc.  In the Altiplano, the lower volcanic complex consists principally of mixed limestone-volcanic conglomerates and andesitic to rhyolitic tuffs and ash-flow tuffs spanning the age from late Cretaceous to about 45 mega annums (or million years) ("Ma.").  The upper volcanic supergroup spans the interval from 45 to 25 Ma., and is composed dominantly of rhyolite ash-flow tuffs and flows erupted from caldera complexes.  An unconformity surface can be identified between these two groups in many areas.  Numerous intrusion systems are present which largely match the upper volcanic supergroup in age and composition, including most of ore deposits of the region.~~

~~Regional NE-SW-directed extension began around 30 Ma. as subduction slowed and ceased along the western coast of Mexico and the overriding continental plate relaxed.  This mild extension was oriented parallel to the earlier Laramide compression and was accompanied by significant strike-slip movement.  This event may have caused re-opening of both deep basement flows and shallow-level structures allowing magmas and/or ore fluids to migrate along them.  Extension accelerated during the late Miocene to create the broad range and valley geography seen today.  The Recent is characterized by widespread alluvial deposits that fill the valleys.  These deposits are capped by exceptionally well-developed calcrete throughout most of the Altiplano.~~

District Geology

The Fresnillo District ~~stratigraphic~~ section consists of the lower Cretaceous ~~Proaño Group, composed of at least three formations.  Uncertainty arises because inferred thrust faulting may have duplicated certain units, or put units with no depositional relationship into structural juxtaposition.  The oldest formation in the group is the lower Cretaceous Valdecañas formation (Fm.) (also known as the "Lower graywacke"),~~rocks composed of calcareous graywacke with interbedded shales and limestones~~.  This is overlain by an unnamed calcareous shale, in turn overlain by the Plateros Fm. (also known as the "Upper graywacke") composed of calcareous graywacke with interbedded shales.  The Albian-Aptian Fortuna Fm. and Cerro Gordo Fm. limestones overlie the Proaño Group.  These are correlated regionally with the well-known Cuesta del Cura formation~~.  The limestones are unconformably overlain (perhaps in overthrust contact) by the Chilitos Fm., composed of marine andesitic volcaniclastic sediments, andesite tuffs and flows, and mafic intrusive bodies.  The section is capped by the Tertiary ~~Fresnillo formation, which consists of~~ basal conglomerates and volcaniclastics and overlying ~~38.3 Ma.~~ rhyolite ash-flow tuffs.  Everything older than the Fresnillo Fm. is intruded by andesite dikes and a ~~32.4 Ma.~~ quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrusted~~, largely during the Laramide Orogeny, but there is evidence for pre-Laramide deformation as well.  Post-Laramide deformation is dominated by Fresnillo's position in the centre of a NW-trending dextral strike-slip fault zone.  This complex shear has created a series of NE, NW and nearly E-W extensional and transpressional faults, many of which are locally occupied by major veins and mineralization.  Post-mineral movement is dominated by NE-SW to N-S oriented extension that has broken the region into a series of roughly parallel NW-SE-trending horst and graben blocks.~~.

Juanicipio Geology

~~Stratigraphy~~

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.

~~The following table is a schematic stratigraphic section for the Fresnillo District and Juanicipio Area.~~

~~Group Name~~	~~Formation Name~~	~~Local Name~~	~~Age~~	~~Thickness in meters~~	~~Lithotype~~	~~Mineralization or Alteration~~
			~~Recent~~	~~0-250~~	~~Alluvium~~	~~None~~
		~~Basalt~~	~~upper Tertiary~~	~~100~~	~~Olivine Basalt~~	~~None~~
		~~Altamira Volcanics~~	~~Mid-Tertiary (<29 Ma.)~~	~~400~~	~~Conglomerate, Rhyolite Welded Ash-Flow Tuffs, Volarenites~~	~~None~~
		~~Quartz Monzonite~~	~~Mid-Tertiary (32.4 Ma.)~~		~~Quartz Monzonite~~	~~Mineralized skarn and argillic alteration~~

	~~Fresnillo~~	~~Linares Volcanics~~	~~Mid-Tertiary (>29 Ma.)~~	~~400~~	~~Conglomerate, Rhyolite Welded Ash-Flow Tuffs, Flow Domes, Volarenites~~	~~Veins, Kaolinite, Alunite, Silicification~~
	~~Chilitos~~		~~L. Cretaceous~~	~~200~~	~~Marine Volcanics, Volcaniclastics and Intrusions~~	~~Veins, VMS, SEDEX~~
	~~Cuesta del Cura Formation~~	~~Cerro Gordo~~	~~L. Cretaceous~~	~~300~~	~~Limestone~~	~~Replacements and Veins~~
0	~~Fortuna~~	~~L. Cretaceous~~	~~300~~	~~Limestone~~	~~Replacements and Veins~~	0
~~PROAÑO GROUP~~	~~Plateros Formation~~	~~Upper Graywacke~~	~~L. Cretaceous~~	~~250~~	~~Calcareous Greywacke and Shale~~	~~Veins~~
		~~Shale~~	~~L. Cretaceous~~	~~50~~	~~Calcareous Shale~~	~~Veins and Replacements~~
	~~Valdecañas~~	~~Lower Graywacke~~	~~L. Cretaceous~~	~~700~~	~~Graywacke~~	~~Veins~~

~~Mesozoic Rocks~~ The (apparently) oldest rocks seen to date at Juanicipio are fragments of graywacke seen on dumps in the Cerro Colorado area.  These appear similar to the upper ~~Jurassic-Lower Cretaceous upper~~ Valdecañas Graywackes of the Proaño Group seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks ~~(upper) of the lower Cretaceous Chilitos Formation.  These are moderately to strongly folded and sheared.  Overall, they strike north 20o to 50o east and dip 25 to 30o to the northeast.~~ . These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of ~~Tertiary~~ volcanic rocks along Linares Canyon and at Piedras.  ~~The volcaniclastic portion of the Chilitos Fm. in Juanicipio consists dominantly of coarse volcanic sandstone (volarenites) to pebble conglomerates with tuffaceous andesitic matrix.  Rock fragments are dominated by andesite porphyry with prominent blocky feldspar phenocrysts.~~The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering and paleo-calcrete.  This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.  ~~Where alteration is strong, especially beneath the pervasively silicified Tertiary welded tuffs (sinter) distinguishing the contact between altered Chilitos volcaniclastic sandstones and Tertiary volcaniclastic sandstones is very difficult.~~

~~Mid-Tertiary Igneous Rocks~~

~~The mid-Tertiary at Juanicipio is characterized by two principal groups of rhyolite-dominant volcanic units (separated by an unconformity), a basalt, and at least four intrusive phases.  Rocks older than 29 Ma. are widely altered throughout the map area and Fresnillo District, with younger units being fresh. Fresnillo District mineralization has been age-dated at between 28 and 32 Ma.~~

~~Linares Volcanics~~

~~The lower volcanic package, referred as the Linares Volcanics, consists of volcaniclastic sediments, welded and non-welded crystal and lithic tuffs, flow breccias, and rhyolite flow domes.  The basal Linares is composed of 5-20 m. of epiclastic volarenites and arkoses that rest unconformably on the Chilitos formation.  As mentioned above, where altered, these two units are very difficult to distinguish.  These basal volcaniclastics are commonly pervasively flooded with iron-oxides, and they have a characteristic rust-red color.~~

~~The basal volcaniclastics are overlain by a prominent 20 – 100 m. thick variably welded composite ash-flow tuff unit that ranges in composition from rhyodacite to rhyolite.  These tuffs locally show strong eutaxitic foliation and elsewhere flow brecciation is common.  Foliation-parallel breaks are common suggesting that these are not intra-caldera facies, at least not in the detailed map area.  Several curvilinear features, followed by major drainages, are visible in the satellite images outside of the detailed map area and these are interpreted as being ring-fracture zones of source calderas to the Linares Volcanics.  This unit is the principal host for the pervasive silicification referred to as "sinter".  Rocks seen in rapid visits to outcrops in the Fresnillo District and described as part of the "Fresnillo formation" are very similar to this unit and are tentatively considered correlative.~~

~~The ash-flow section is overlain by a coarse volarenite that is well bedded and locally shows low-amplitude cross-bedding.  These are in turn overlain by another 100 – 150 m. of welded ash-flow tuffs, which typically are much less pervasively silicified than the lower ash-flow unit.  Fracture-controlled silicification locally extends from the pervasively altered units into these overlying rocks.~~

~~Several large rhyolite flow domes lie in the central northern area, between Linares Canyon and the Cesantoni Kaolinite Mine.  These are nearly aphanitic to sparsely porphyritic, flow banded and locally vesicular or auto-brecciated bodies, locally with black to gray-green marginal vitrophyres.  Flow banding is highly variable, but dominantly N-S.   These domes cut the lower ash-flows and are locally cut by structures along which bleaching, argillization and devitrification are concentrated.~~

~~Distribution and welding patterns, combined with a well-developed circular feature southwest of Valdecañas, strongly suggest that the source caldera for these welded ash-flow tuffs is located in this area.  The rhyolite flow-domes are probably contemporaneous with resurgence of this caldera and may reflect the presence of a large intrusive body at shallow depth.~~

~~The Linares volcanics section is block-faulted along NNW-trending faults, with dips generally to the west or southwest at 15 - 50o.  Local dip reversals are known.  Much of this faulting appears to have occurred prior to silicification, as the silicification level remains constant across a number of sharply displaced blocks.~~

~~There is a marked similarity between the stratigraphy of the silicified Linares Volcanics within Juanicipio and unsilicified volcanic rocks on Mesa San Albino, 3 km. north of Presa Linares.~~

~~Altamira Volcanics~~

~~The upper volcanic package is referred to as the Altamira Volcanics based on the thick section exposed in Cerro Altamira, the tallest peak in Juanicipio.  The Altamira Volcanics horizontally overlie the tilted Linares Volcanics with a pronounced angular unconformity.  The basal Altamira Volcanics consist of 20 – 50 m. of well-bedded volcaniclastic sediments composed of coarse volarenites to conglomerates.  The most basal conglomerates contain abundant fragments of silicified Linares Volcanics indicating a significant time gap between them.  Ma. age dates from welded ash-flow tuffs higher in the Altamira Volcanic sequence bears this out.~~

~~The basal bedded volcaniclastic rocks are overlain by a 20 – 350 m. thick section dominated by welded rhyolite to rhyodacite ash-flow tuffs.   There are 3 to 5 major cooling units in these rocks and there are a number of circular features identifiable in satellite images, suggesting a series of overlapping resurgent calderas.  As these rocks are post-alteration, little time was spent mapping them other than to approximate the major caldera breaks.  Deep canyons cut into them show Linares Volcanics underlie them virtually throughout the area.~~

~~Upper Tertiary Basalts~~

~~Fresh olivine basalt flows locally cap the Altamira Volcanics and also occur widely throughout the plains between Fresnillo and Juanicipio, although they crop out sparingly.~~

~~Structure~~

~~Regional Scale~~

~~Satellite image analyses show that the Sierra Valdecañas is a topographically high block that lies at the intersection of several major NW and NE structures, and is marked by several circular features interpreted as calderas.  The most notable structure in the region is the NW-trending dextral strike-slip "Fresnillo Fault" which cuts through the middle of the Fresnillo District and can be traced for over 200 km.  This is paralleled to the southwest by the San Acacio-Zacatecas fault that lies along the northeast limit of Juanicipio and appears to coincide with the major belt of silicification in Juanicipio.~~

~~Juanicipio Area Structure~~

~~Juanicipio is dominated by major N20W-N20E ("N-S" for simplicity), N50-70W, and minor N40-50E structures.  The N-S structures appear to be oldest and cut the area into elongate parallel blocks.  The easternmost N-S block dips steeply west towards Linares Canyon, the block west of Linares Canyon dips less steeply west, the central area is almost horizontal, while the westernmost block dips east. The largest of these "N-S" structures controls the location of Linares Canyon and may be related to alteration.  Linares Canyon is lined with a series of small to large (>200 m. long) slide blocks of silicified ash-flow tuff that appear to have skidded along their contact with underlying altered Chilitos Fm.  The number and size of these blocks suggests that they are not simply related to erosion of Linares Canyon, but are likely related to late extensional opening along this fault.  This would be consistent with regional late Tertiary extension.  The western edge of the westernmost block is intruded by a N-S alignment of rhyolite flow domes cut by a strong kaolinite-bearing N-S structural zone (Cesantoni Kaolinite Mine).  The data indicate that several of these N20W-N20E structures had multiple episodes of activity.~~

~~The area of principal exploration interest is dominated by a series of very strong and continuous N50-70 structures, which are parallel to the San Acacio and Fresnillo Fault Zones described above.  These faults dip S and N and most are high angle (60o - 90o).  A few dip as shallowly as 35o.  These structures are typically composite fault zones comprising several individual strands over widths of up to 150 m.  These fault zones are marked by brecciation, evidence for multi-stage movements, strong silicification, iron-oxide flooding, and local pyritization, kaolinite and alunite.  Most are traceable for 500 – 3000 m. with little difficulty and many have been prospected.  These fault zones clearly cut across the zones of massive silicification, but locally coincide with zones of thickest silicification, suggesting they acted as feeders for silicification prior to being reactivated for later iron-oxide and subsequent silicification.~~

~~From a mineralization standpoint, these N50-70W structures show the strongest alteration and mineralization effects and locally show anomalous geochemistry.  They are parallel to many mineralized structures in the Fresnillo District.  The fact that many of these structures are broad, multi-strand structural zones suggests that these may be near surface "horse tailing" zones that may coalesce into a master structure at depth.  Similar features are noted in many epithermal vein systems including Fresnillo.  These structures are the principal exploration targets.~~

~~From a mechanistic exploration standpoint, the most important structure may be the N45W (75SW)-trending range-bounding Valdecañas Fault inferred to lie along the northeastern limit of the Sierra Valdecañas.  The Valdecañas Fault is nowhere exposed, but shows up very clearly on the NSAMT survey as a strong conductor.  Several NW-trending faults are locally exposed along the largely talus-covered slope just uphill from the inferred position of the Valdecañas Fault and these dip steeply to the SW.  If these are parallel to the Valdecañas Fault, it suggests that the Sierra Valdecañas is dropped down relative to the Fresnillo District.~~

~~Deposit Types~~

~~Regional Deposit Types~~

~~Epithermal Veins~~

~~The region contains a number of different base and precious metal ore deposit types including: Epithermal veins (Fresnillo, Zacatecas, Pachuca, Guanajuato), Carbonate Replacement Deposits (CRDs), Volcanogenic Massive Sulphides (VMS), Sedex, and Stockwork deposits.  The syngenetic VMS and Sedex deposits occur in the Jurassic to lower Cretaceous marine island-arc, active at the same time carbonate deposition was occurring farther to the east.  The other deposit types of the region are epigenetic and distinctly younger than the VMS.  In these, mineralization occurs in structures created during Laramide compression. Altered and/or mineralized Tertiary volcanic and intrusive rocks are found in all districts.  Regionally, mineralization apparently occurred contemporaneously with magmatism during a restricted period 45 to 28 Ma. ago.~~

~~Fresnillo District~~

~~The Fresnillo District currently produces over 10% of the world's silver from a series of high-grade epithermal veins and the Juanicipio target essentially boils down to seeking the continuation of these veins beyond the current mining area.  Because Fresnillo's importance has made it the subject of many exploration and academic studies, there are abundant data for comparison and exploration modeling.~~

~~Mineralization and Alteration~~

~~Fresnillo District Mineralization~~

~~Three ore types have been recognized in the Fresnillo District: (1) "oxide ores" which are ores rich in silver; (2) "Light Sulphide Mineralization" (LSM) which are ores rich in acanthite and ruby silvers (the highest grade “Santo Nino” type ores and the focus of current mining and exploration); and (3) "Heavy Sulphide Mineralization" (HSM), which are ores rich in argentiferous galena, sphalerite and pyrite (massive sulphide ores exhausted by the mid-1970s).~~

~~Fresnillo District mineralization can be divided into four zones relative to Cerro Proaño; the prominent hill that rises above the surrounding plain and is the discovery outcrop for the districts' oxide ores.  They are:~~

~~1.~~

~~The Fortuna Zone, which lies to the northwest and consisting of skarn and massive sulphide mantos (heavy sulphide mineralization), and some NW-trending veins: all in the lower graywacke and closely related to the quartz-monzonite stock.~~

~~2.~~

~~Plateros, lying to the northeast and consisting of moderate-grade NW-trending light sulphide mineralization veins hosted in the Fortuna Limestone and spatially related to a quartz monzonite body.~~

~~3.~~

~~Cerro Proaño Zone, where mineralization consists dominantly of NW-trending light sulphide mineralization veins with some mantos, mostly hosted in the upper graywacke.  Where the veins extend into the rhyolites they form a stockwork of low-grade (80 g/T Ag) open-pittable mineralization.~~

~~4.~~

~~Santo Niño Zone, which lies to the southeast, where mineralization occurs exclusively as very silver-rich blind light sulphide mineralization veins ranging from WSW through E-W to WNW.  Recently, it has been shown that the Santo Niño Zone is much more extensive than previously thought and continues to the south, west and northwest for at least 5 km.~~

~~The economically most important ore bodies are the blind veins of the Santo Niño-style that characteristically top out along a zone ranging from 180 – 250 m. below the surface with the top of each vein being near-horizontal.  The veins swell rapidly from 20 cm. calcite veins above the top-out to 2 m. of high-grade mineralization 30 m. below.  The overall high-grade zone is 280 – 340 m. high and can be continuous for nearly 2.5 km.  The veins persist to greater depths (>600 m.), but become poorer in Ag and relatively richer in Pb, Zn Cu and Au, none of which are considered worth mining given the abundant high-grade Ag reserves.  In the centre part of the district, the high-grade zone lies almost exclusively in the lower graywacke but to the E and SE the dip of the sediments causes the tops to occur in the upper graywacke, Chilitos andesite, and the conglomerates.  The veins hold their thicknesses well in all but the~~

 ~~conglomerate, where they thin radically.  It has been noted that the mineralization is strongest in the most pelitic parts of the section. There are 4 major vein sets in the area ranging from 1 – 10 m. wide (average 1 – 2 m.) with numerous branches and cross-veins.  Major mantos connect between some of the veins in the northwest area.  The major vein sets trend N20-30W; N45W; N90E; N75E; and N70W:  most dip 60 - 80 NE or SW, flattening towards the NE or SW; some are vertical.~~

~~There are distinct metallogenic, timing, temperature/pressure, and alteration differences between the "heavy sulphide mineralization" (HSM: Pb, Zn, Ag, As) and the "light sulphide mineralization" (LSM) (Ag, Au, Sb, Hg, Pb, Zn).  The HSM is paragenetically earlier, occurs over 1000m vertically (reaches the surface), is associated with skarn and the quartz monzonite intrusions and formed at high temperatures (250 - 330 oC) under non-boiling, lithostatic conditions.  Alteration associated with this stage is widespread silicification, calcite, and illite, plus or minus chlorite, pyrite and adularia: interpreted as forming from the widespread presence of near-neutral pH chloride waters.  Geochemical response from this alteration stage includes Pb, Zn and Cu with weak Ag and As.  The LSM is paragenetically later, occurs over 350 m. vertically (topping out about 200 m. below the modern surface and zoning into base metal dominant mineralization below 550 m.), lies distal to the HSM and formed at lower temperatures (190 - 250 oC) under boiling, hydrostatic conditions.  Alteration associated with this stage is strongly limited to LSM-hosting structures and consists of kaolinite, plus or minus alunite or natroalunite: interpreted as forming from acid-sulphate steam-heated condensates formed above the then water table.  Geochemical response from this alteration stage is very weak and dominated by Zn, As, and Hg with low to negligible Ag, Pb and Au.  In some places both HSM and LSM occur in the same structures, but always with LSM cross-cutting the HSM.~~

~~Manganese-Oxide Veins~~

~~A series of very strong, N75W to nearly E-W manganese oxide veins lies just off the northwest corner of Juanicipio, just south of the Cesantoni kaolinite pits.  Writing etched in concrete sorting pads (12/16/50) indicates activity during the late 1940s to early 1950s, a time when Mexico was a major producer of high-grade manganese.  These veins are dissimilar to the regions hard psilomelane rich "Volcanogenic Manganese Veins" in that they carry anomalous metals in addition to Mn.  They may be related to Fresnillo-style mineralization, perhaps as distal manifestations.~~

~~Kaolinite~~

~~Kaolinite has been mined just outside the Juanicipio Property.  These are relatively clean, ceramic grade kaolinite produced to feed the Cesantoni plant 35 km to the south.  Numerous small prospect pits of kaolinite occur within Juanicipio, but none were produced.~~

~~Miscellaneous Prospects~~

~~Numerous small prospect pits have been found within Juanicipio.  Most were probably related to exploration for Fresnillo-type mineralization, testing massive red iron-oxides and strong pyritic alteration.  The pyritization is characterized by laterally continuous fine-grained dispersions around low and high-angle post-sinter faults, commonly with brecciation.  Most are anomalous in Hg and As with Zn, Ag and Au being locally elevated.~~

~~Alteration~~

~~Silicification (Sinter or Jasperoid)~~

~~The most pronounced alteration at Juanicipio is widespread pervasive silicification.  The strongest area lies along the northeastern corner of Juanicipio and shows up as a strong color anomaly on satellite images (due to associated argillization) running from south of the Piedras Kaolinite (Hg) mines to northwest of Presa de Linares.  The second strongest zone lies just north of the northwest corner of Juanicipio, in the area surrounding the Cesantoni kaolinite mines.~~

~~These silicified zones consist of central zones of pervasive silicification along major structures and laterally diminishing flooding of certain densely welded ash-flow tuff units of the Linares volcanics.  The silicification zone is roughly horizontal and cuts across dipping beds.  Volcaniclastic units above, below, and occasionally between, pervasively affected beds are flooded with iron-oxides and have a cellular "clinkery" silicification, but can only be considered weakly to moderately silicified except along structures where silicification may be locally strong.  Where pervasive, the silicification can range from chalcedonic and glassy, to very fine-grained, to sugary, to drusy.  Along fractures and breccias, it is commonly botryoidal chalcedony, locally with euhedral quartz druses to 1 cm. thick.  Brecciation and resilicification are common mega-textures in this material.  The base of a silicified bed is often marked by a cellular or ropy open textured silicification with brick-red iron oxides that can be geochemically anomalous.~~

~~Similar silicification is reported as occurring along structures in the upper parts of the Fresnillo Mine and is interpreted as hot springs sinter deposited in a very near surface environment from near neutral chloride waters associated with the Heavy Sulphide Mineralization stage at Fresnillo.~~

~~Specularite~~

~~The sinter is widely brecciated and cut by younger structures carrying a distinctive purplish fine-grained dissemination of specular hematite.  This is a widespread alteration type and commonly outlines major through- going structures cutting the sinter.  In some places, it is converted to earthy red-brown hematite or goethite.  Samples of this material are locally geochemically anomalous, but not consistently.~~

~~Iron-oxide Flooding~~

~~In many places, the rocks underlying the sinter are flooded with bright red, iron-oxides.  These are fed by vertical structures and locally extend laterally as mantos along permeable beds.   These zones host the strongest Hg, As, Zn and Cu anomalies in Sunshine sampling results.~~

~~Kaolinite~~

~~Structurally-controlled kaolinite is very well developed in several areas within and around the fringes of Juanicipio.  The kaolinite is developed as an alteration of rhyolite tuffs and flow domes in the Linares volcanics.  In most places, it is a creamy white material, locally with iron-oxide staining.~~

~~Kaolinite is reported as one of the major alteration styles associated with the upper portions of the Santo Niño-style vein LSM in the Fresnillo district.  The presence of this along structures roughly parallel to the major veins, and cutting the sinter, strongly indicate that the Juanicipio kaolinite is analogous to that in the district and should be considered an important exploration guide.  Geochemically anomalous silicification cutting kaolinite bolsters this interpretation.~~

~~Alunite~~

~~Alunite and natroalunite are reported as diagnostic alteration products along the upper reaches of Santo Niño-style veins in the Fresnillo District associated locally with the kaolinite.~~

~~Post-sinter veinlets of fine-grained silica replacing an earlier fibrous mineral occur in several places in the northeastern corner of Juanicipio map area.  At one place, a zone of intersecting N45W and N50E structures is laced with these veinlets over an area 15 m. square.  A strong resemblance to alunite has been noted and interpreted as silicified alunite veins.  These veins are locally associated with very strong iron-oxide flooding that is anomalous in Bi and As and Cu.  These veinlets are commonly associated with the strongest structures in areas of considerable prospecting and limited drilling.~~

~~Exploration~~

~~Recent District Exploration Activity by Peñoles S.A.~~

~~Much of the Fresnillo district, except for Cerro Proaño, is covered with alluvium and the Santo Nino style veins pinch out 180 – 220 m. below the surface.  This has necessitated blind exploration and resulted in a biased perception of the limits of the system. The San Carlos discovery, coupled with discovery of numerous parallel veins and zoning patterns contrary to the "conventional wisdom" regarding the district, have caused recognition that the overall system is very much larger than previously appreciated and has caused many areas previously regarded as "outside the limits" of the district to become prospective.  It is suggested that the Fresnillo system might extend to the west into Juanicipio and several altered areas along structural intersections in Juanicipio have been identified.~~

~~Exploration by Sunshine~~

~~Data Acquisition and Geologic Mapping~~

~~Sunshine began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data were compiled into Resource Science Inc’s Azteca © MapInfo© based GIS package with processed Landsat Imagery, infrastructure, sampled topography, regional geochemical and regional geophysical data from the Consejo de Recursos Minerales (COREMI).  This was followed by 3 weeks of reconnaissance geologic mapping of the entire Sierra Valdecañas at 1:50,000 to identify areas of maximum exploration interest.~~

~~A subsequent 3 weeks was spent mapping an area approximately 6 by 7 km. covering the northeastern corner of the range at 1:5,000.  This mapping was focused on the area closest to the Fresnillo Mine, where maximum silicification, structural density, and kaolinite alteration had been observed in the reconnaissance phase.  This included mapping the flanks of the range, outside of the claim boundaries, reaching to the alluvium-covered plains.  Sampling accompanied both mapping stages.~~

~~Geochemistry~~

~~Rock chip outcrop and selected prospect dump geochemical samples have been taken throughout Juanicipio, with limited surface and underground sampling from the Fresnillo District for comparison. All samples were prepared and assayed by conventional AA and multi-element ICP geochemical techniques at ALS-Chemex Laboratories of Vancouver, British Columbia.~~

~~Mineralized and altered structures, dumps, and outcrops were sampled throughout the map area on a reconnaissance basis.  There was no systematic sampling attempted, but the major structures were sampled repeatedly over several kilometres of lateral extent. Given the small number of samples, and the mixture of materials sampled, it is difficult to draw firm conclusions from the geochemistry beyond saying that certain structures and alteration and mineralization types appear to have distinctive enough responses that a systematic sampling program could be warranted before full-scale drilling commences.~~

~~Following is a summary of the results of Sunshine’s sampling:~~

~~Element (range: low anomaly; high anomaly; very anomalous)~~

~~Gold: (>40 ppb; >80 ppb; >1 ppm) Strongest in N60-70W structures with silicification, pyrite, specularite and kaolinite.  The highest samples are from the structural zone that corresponds to the strongest NSAMT anomaly.~~

~~Silver: (>0.15 ppm; >0.50 ppm; > 1 ppm) All anomalies associated with strong silicification on dominantly NW structures.  Pyrite, specularite and strong iron-oxides are common associates.  Kaolinite is present in two.  Correlation with high Au and As in sample from major structure corresponding to NSAMT anomaly (see gold).~~

~~Lead: (>20 ppm; >50 ppm; none) Overall weak response, but where appreciable associated with NW silicified structures and iron-oxides.~~

~~Zinc: (>30 ppm; >100 ppm; >300 ppm) Virtually all anomalies associated with strong silicification on NW structures.  Many associated with pyrite or hematite.  Best sample is from gossanous material cutting Chilitos formation in bottom on Linares Canyon along major N70W structure with strong NSAMT signature.~~

~~Copper: (>10; >20; >100 ppm) Generally weak, but associated with NW-trending, silicified, pyritic, and goethitic structures.  Best sample is from gossanous material cutting Chilitos formation in bottom on Linares Canyon along major N70W structure with strong NSAMT signature (see zinc).~~

~~Iron: Generally high, qualitatively shows areas of most ferruginous material and pervasive oxidation.  Commonly associated with NW structures, especially after pyrite.  Where highly correlated with S, indicates mineralization is dominantly pyritic.~~

~~Antimony: (>10 ppm; >20 ppm; none)  Nowhere very strong, but generally associated with iron oxides (goethite and specularite) on NW structures, and not with strong silicification. Occurs locally in basal zone of sinter.~~

~~Arsenic: (>50 ppm; >100 ppm; >500 ppm) Persistently anomalous, with strong association with NW silicified and iron-oxide rich structures.  Some association with kaolinite and alunite.  Strongest values in iron-oxides from beneath sinter along major structural zones with strong NSAMT signature.~~

~~Mercury: (>5 ppm; >10 ppm; >100 ppm) Mercury is probably the most consistently anomalous element throughout the area.  Mercury is very strong along N50-70W trending faults throughout the detailed map area.  Mercury is associated with kaolinization, alunite and pyritization, but appears most consistently associated with specific structures. The highest values are associated with Target #4, a kaolinite-rich structure, and Target #3 an iron-oxide, pyrite, and alunite-bearing, 3.5 km. long structure.~~

~~Bismuth: (>1 ppm; >3 ppm; >6 ppm) Nowhere very strong, but highest values concentrated along 2.5 km. long major NW-trending structure that cuts from alunite-iron-oxide pits on eastern limit of Juanicipio to north-central flow dome area.  Most values lie west of Linares Canyon.~~

~~Geophysics~~

~~Natural Source Audio Magneto Tellurics (NSAMT) was run along approximately 8 km. of line across the northeast corner of Juanicipio.  Sunshine selected NSAMT because of its ability to: discriminate horizontal and vertical discontinuities (stratigraphic breaks and structures); measure resistivity contrasts across these breaks; penetrate to depths of >1 km. with minimal loss of resolution; favourable experiences elsewhere using AMT for vein exploration; high sun-spot activity giving strong NS signal; recent improvements in NSAMT technology; high flexibility in line orientation; and low cost.~~

~~The longest line (Line 1) was run up the axis of Linares Canyon.  This was done to: cut the major mapped NW-trending structures at a high angle; take readings below the 100 m. thick sinter body; and ease line layout across a large area.  Line 2 was run along the top of the ridge paralleling Line 1. This was done to offset the same major structures at the same angle; determine if the method worked well on the sinter; and determine that, if the ridges could be used, were they easier routes from a layout and production perspective.   Line 3 was run perpendicular to Line 1 to ascertain if there is a strong structural control on Linares Canyon.~~

~~The results correlate well with surface geology and reinforce the surface mapping indicated drill targets.  Major features are:~~

~~1.~~

~~Linares Canyon is controlled by a major N20-30W-trending structure.  This may have been the principal feeder, or one of several parallel feeders, for the sinter.  Line 3 shows the resistivity contrast between the two sides of the canyon very clearly.~~

~~2.~~

~~The mapped N50-70W structures that cut the area Canyon show up very clearly and persist to depth.  Several have very strong conductors associated with them at depth.  These reportedly look very similar to conductors associated with the productive veins in the Fresnillo District.  The presence of these conductors associated with only some structures~~

 ~~suggests an important drilling target parameter.~~

~~3.~~

~~There is a strong resistivity contrast between the sinter (highly resistive) and the underlying unsilicified Linares Volcanics and Chilitos formations on Line 2. This shows the sinter very clearly, and structural breaks in the sinter show up strongly.~~

~~4.~~

~~The range-bounding Valdecañas Fault shows up very strongly at the town of Presa Linares.~~

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.  Drilling permits were granted to Sunshine by SEMARNAT on the basis of these studies.  The permits ~~are being~~have been regenerated in the name of Lagartos.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

~~Drilling~~

~~Drilling commenced on the Juanicipio property on May 10, 2003.  The Company entered into a contract to drill its Juanicipio Project with Major Drilling de Mexico, S.A. de C.V., the Mexican subsidiary of Major Drilling Group International, Inc.~~

~~Sampling, Analysis and Security~~

~~Rock chip and dump samples of altered and mineralized materials were taken throughout Sunshine’s reconnaissance and detailed mapping phases.  Field samples were located with GPS, plotted on field sheets, bagged and tagged for shipping.  Daily accumulations of samples were transported to the field office and stored under lock and key.  The samples also include two high-grade ore samples and several surface samples from the Fresnillo Mine for comparison.  A total of 119 samples were taken.  The work was done to industry standards.~~

~~Samples were picked up on site by Chemex representatives and transported to their Guadalajara preparation facility.  Chemex prepared the samples by crushing, homogenizing, splitting, grinding, homogenizing, and final splitting for analytical pulps.  Pulps were flown to Vancouver, British Columbia for analysis first by 32 element ICP, then AA for silver and gold.~~

~~Bulk rejects and assay pulps were discarded by the request of Sunshine.~~

~~Analytical results from Chemex were downloaded as Excel spreadsheets and reviewed for quality and coherence.  No clerical errors were found in laboratory reporting. The following table compares check samples with the original sample.  The J samples were taken from the same outcrops that had previously been sampled.  The second sample shows the comparison.~~

~~Sample #~~	~~Au ppb~~	~~Ag ppm~~	~~Pb ppm~~	~~Zn ppm~~	~~Cu ppm~~	~~Fe %~~ 	~~Sb ppm~~	~~As ppm~~	~~Hg ppm~~	~~Bi ppm~~
~~J-1~~	~~210~~	~~0.31~~	~~6.8~~	~~2~~	~~5.6~~	~~9.13~~	~~9.15~~	~~370~~	~~0.38~~	~~0.06~~
~~ZS-82~~	~~1,000~~	~~1.17~~	~~3~~	~~<2~~	~~3~~	~~6.5~~	~~5.6~~	~~169~~	~~0.6~~	~~0.03~~
~~J-2~~	~~16~~	~~0.41~~	~~7.6~~	~~62~~	~~6.2~~	~~1.79~~	~~0.50~~	~~21.9~~	~~0.94~~	~~<0.01~~
~~ZS-12~~	~~17~~	~~0.85~~	~~8~~	~~48~~	~~5~~	~~2~~	~~0.65~~	~~22.3~~	~~60~~	~~<0.01~~
~~J-3~~	~~1~~	~~0.05~~	~~3.0~~	~~4~~	~~1.8~~	~~12.75~~	~~0.70~~	~~31.9~~	~~1.18~~	~~0.03~~

0	~~<1~~	~~0.13~~	~~5~~	~~6~~	~~3~~	~~>15~~	~~0.65~~	~~27~~	~~7.3~~	~~0.05~~
~~J-4~~	~~37~~	~~0.05~~	~~6.2~~	~~604~~	~~8.2~~	~~2.44~~	~~7.95~~	~~88.2~~	~~7.12~~	~~<0.01~~
~~ZS-83~~	~~89~~	~~0.05~~	~~8.2~~	~~92~~	~~9.4~~	~~2.39~~	~~7.85~~	~~91.9~~	~~24.7~~	~~0.02~~

Mineral Resources and ~~Mineral~~ Reserves

The Juanicipio Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Interpretation and Conclusions

The geology, structure, geochemistry and geophysics at Juanicipio are similar enough to Fresnillo that exploration models from Fresnillo can be readily applied to Juanicipio to generate high quality, potentially high-grade, drilling targets.  The results of the initial mapping, geochemistry and geophysics include the following favourable comparisons:

1.

Similar structural environment with both parallel structures and structures aligned with drilled structures in the Fresnillo District.  An important corollary to this is the extreme lateral continuity of Fresnillo veins, suggesting that mineralization may extend much farther from the historic mining centre than previously thought.

2.

A two-stage alteration history with early massive silicification cut by a later iron-oxide, pyrite, kaolinite and alunite stage.  This is directly analogous to that seen in Fresnillo.

3.

Similar surface geochemistry.  This is significant evidence because the Fresnillo District has such a subdued geochemical signature.  However, the metals that are anomalous in Fresnillo are anomalous in Juanicipio in the same amounts and proportions.  It is worth noting that the geochemical characterization of Fresnillo proper is based on thousands of samples, versus about 100 from Juanicipio.

4.

Strong NSAMT response for the major structures shows persistence to depth and reportedly very similar conductivity patterns to those from Fresnillo.

5.

The major geologic, geochemical and geophysical features coincide:  It is the late N50-70W structures that have the pyrite, kaolinite, and alunite alteration, geochemical anomalies, and NSAMT responses.

~~Significance of Silicification (Sinter)~~

~~The most important difference between the two areas is that there is much more silicification at Juanicipio than Fresnillo and similar silicification extends regionally for many kilometres away from Fresnillo.  There are several possible explanations for this:~~

~~1.~~

~~The sinter is not directly related to Fresnillo mineralization.  This would require that within a very few million years the Fresnillo region was subjected to first a world-class silicification event and then a world-class mineralizing event.  It is more likely that these are products of a single major event.~~

~~2.~~

~~The sinter was once as extensive over the Fresnillo District, but has since been eroded off.  Initially this seems unreasonable given the resistant nature of the sinter.  However, the Recent conglomerates and alluvium east of the district (down stream) contain a very high percentage of sinter fragments.  There is a well-established drainage divide between Fresnillo and Juanicipio so it is more likely that these sinter fragments came from Fresnillo than Juanicipio.~~

~~3.~~

~~The silicification was not uniformly developed over the system and it may have been zoned vertically or horizontally relative to the mineralization centre.  A corollary to this is that the sinter may have formed as a shell around mineralization and the Juanicipio sinter is preserved on the flanks of the shell whereas it has been eroded off the apex.~~

~~4.~~

~~The Valdecañas Fault, which probably dips southwest, has dropped Juanicipio down relative to Fresnillo.  In this case, the sinter above Fresnillo would have been topographically higher and exposed to erosion sooner and longer than Juanicipio.  If true, this indicates that the depth to the "top-out" of Santo Niño-style veins is greater than that at Fresnillo, even factoring in the effect of being topographically higher.~~

~~Depth to “Top-Out” in Juanicipio~~

~~Two geological possibilities exist in that either Juanicipio is dropped down relative to Fresnillo along the Valdecañas Fault; or that it is not and the paleosurface dips down towards Juanicipio from Fresnillo as discussed above.  Geological mapping better supports the former interpretation, although it makes little difference in terms of depth to "top-out".~~

~~The Santo Niño-style veins "top-out" at 2,000 m. elevation, about 200 m. below the current surface, which lies at 2,200 m.  This places the "top-out" at about 500 m. below the inferred paleosurface at HSM time.  Taking the Juanicipio sinter as reflecting the same HSM time paleosurface, the base of the Juanicipio sinter lies at 2,300 m., so the "top-out" should lie at about 1,700 m. elevation.  This is clearly a very rough estimate and that an error of 100 m. or more either way should be expected.~~

~~This target depth is about 500 m. below the 2,300 m. elevation base of the canyon, so depth to target in steeply inclined drill holes will be >575 m.  These depths of drilling are clearly expensive, and steeply dipping holes may miss steeply dipping targets.  A tactic exists of drilling shallow holes (45o) first to locate structure, and then drilling more steeply to hit the deep target with increased accuracy and confidence.  This results in somewhat higher drilling costs, but has the added benefit of locating unanticipated veins that dip parallel, or contrary, to the veins they are targeting.  At Juanicipio, a similar tactic could be employed for similar reasons, with the additional justification that the shallow holes would help locate the master structure below the inferred "horse tailing" zone and allow more precise location and dip determination for the deep targets.~~

Recommendations

Drill Targets

The following six major target structures have been identified as warranting drilling in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics:~~Fe Oxide Pit Structure~~

~~This structure is one of the major structures in the Juanicipio property. It is a major N70W structural zone that extends over 3 km. across the Juanicipio Property from prominent Fe-oxide pits with alunite just east of Juanicipio border, to 1.5 km. west of the Canyon.  This structure has very strong alteration, good geochemistry and corresponds to strong NSAMT feature.Zonge Structure "A"~~

~~It is a major N70W structural zone that nicks the NE corner of Juanicipio and runs up to a few hundred meters north of the boundary west of this.  It has strong alteration and geochemistry and the strongest NSAMT conductivity signature.  A 2D model indicates that this anomaly dips south.  The drill road to this target already exists.  Much will depend on the dip of the master structure and depth to the "top-out".  Strands in the zone dip from 70o to 85º S on surface, but may flatten as many of the Fresnillo veins do.  If it flattens to 65o quickly, the vein will enter Juanicipio along Linares Canyon at 450 – 500 m. depth.  If it does not flatten, there are still some 800 m. of strike length east of the canyon that are in, or will pass into, Juanicipio at reasonable depth.~~

~~Zonge Structure "B"~~

~~It is a strong N50W structural zone with numerous kaolinite pits, moderate geochemistry and a strong NSAMT response.  The structure has several parallel strands with strong alteration and multiple NSAMT breaks.  This structural zone is wide enough and attractive enough to warrant two overlapping set-ups.  It also has some strands that dip NE, so it may need to be tested with a SW oriented hole.Zonge Structure "C"~~

~~It is a major N50W structural zone that cuts Linares Canyon in middle of large Chilitos exposure.  It has strong geochemistry in the Chilitos formation below the sinter, strong alteration, and a strong NSAMT signature.South Target~~ the Fe Oxide Pit Structure, Zonge Structure “A”, Zonge Structure “B”, Zonge Structure “C”, South Target, and Zonge Structure “D”.

~~It is a moderate structure that has alteration on surface, and a very strong NSAMT conductor that appears right at inferred top-out elevation.  It is between zones of colourful alteration that have weaker NSAMT responses.~~

~~Zonge Structure "D"~~

~~This is a strong N70W structural zone in the southern part of the detailed area with extensive brecciation and locally colourful Fe-oxide alteration.  It has spotty geochemistry and a strong NSAMT response.  It will be very difficult to get a road to test this target, so this target may be reserved for a Phase II drilling program, if warranted.~~

~~Drilling Program~~

~~The “top out” should lie at about a 1,750 m. elevation, about where strong conductors appear along structures on the NSAMT sections.  Problems in getting holes down to this depth may stem from the fact that this is a vertical distance of 500 – 600 m. below the surface and, in some places, the bottom of the canyon lies at 2,250 – 2,350 m. in elevation.  The structures are also steeply dipping.  As a result, it is not recommended to drill much more steeply than 65o or the chances of missing them increase unacceptably.  This would result in drill holes of 700 - 750 m. in depth.  One way to improve targeting is to first drill shallow holes (45o) to locate structure, and then to drill more steeply to hit the deep target with increased accuracy and confidence.  This method has the added benefit of locating unanticipated veins that dip parallel, or contrary, to the target veins.   At Juanicipio, there is the additional justification that shallow holes would help locate the master structure below the inferred "horse tailing" zone and allow more precise location and dip determination for the deep targets.~~

~~The following are recommended to reduce exploration costs and risks:~~

~~(a)~~

~~collar the drill hole with reverse circulation drilling to the capacity of the equipment, probably about 300 m.  Drill core from this point down.  This will result in a substantial savings in drilling expenditures;~~

~~(b)~~

~~consider additional NSAMT work.  This method appears to have outlined structures with associated conductors quite well.  Additional lines, especially over stretches of structures with good geochemistry, might dramatically improve target concepts cheaply;~~

~~(c)~~

~~several of the major structures yield reconnaissance geochemical anomalies in several elements, so detailed geochemistry along them might allow locating the most favourable zones for containing ore shoots.  Keeping in mind that the ore shoots at Fresnillo range from a few hundred to 1,000's of meters long, structures can be tracked with confidence through Juanicipio for up to 3.5 km., a 50 m. sample spacing could yield good results quickly and relatively cheaply.~~

~~(d)~~

~~drill initial shallow angle holes (45o) to pinpoint structures and tighten definition of deep targets.~~

Recommended Work Program and Budget

Estimated depths to the top of the high-grade "Santo Niño" style mineralization, the most attractive target type, are on the order of 500 to 600 meters (Note that mining at these depths is undertaken routinely in this part of Mexico).  Given angle drilling, the total depths of these holes will average 750 m.  Testing the ~~6~~six proposed targets will require 4,500 m. of drilling at an estimated cost of $1,184,500.  Once the regenerated drilling permits are in place, work can commence immediately.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics: miscellaneous support expenses	$5,000

-	5,000
Drilling road work	40,000
Drilling and support for 4,500 meters of drilling @ $200 per m.	900,000
Assaying	20,000
Environmental remediation and review	50,000
Final report	10,000
Sub-Total	$1,030,000
VAT (15%)	154,500
Total	$1,184,500

The Company is proceeding with the proposed work program. To September 30, 2003, approximately $990,411 has been spent on the Juanicipio Property.

DESCRIPTION OF THE BUSINESS ~~–~~- DON FIPPI

The disclosure in this section has been extracted from a November 19, 2002 report entitled "The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico" prepared for the Company by Wendt ~~(the "Don Fippi Report")~~.

Property Description and Location

The Don Fippi Property comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico (the "Don Fippi ~~Claims~~Property" or "Don Fippi").

~~Claim Name~~	~~Concession Type~~	~~Application Number~~	~~Title Number~~	~~Issue Date~~	~~Expiration Date~~	~~Size (ha.)~~
~~Don Fippi~~	~~Exploration~~	~~10/22430~~	~~205962~~	~~24-Oct-1997~~	~~23-Oct-2003~~	~~3181.57~~
~~Santo Domingo~~	~~Exploration~~	~~16/29872~~	~~214671~~	~~30-Oct-2001~~	~~29-Oct-2007~~	~~26.61~~
~~San Martin~~	~~Exploration~~	~~16/29873~~	~~214672~~	~~30-Oct-2001~~	~~29-Oct-2007~~	~~2.15~~
~~Don Fippi 2~~	~~Exploration~~	~~16/30103~~	~~215474~~	~~22-Feb-2002~~	~~21-Feb-2008~~	~~152.02~~
~~Don Fippi 3~~	~~Exploration~~	~~16/30953~~	~~215481~~	~~22-Feb-2002~~	~~21-Feb-2008~~	~~56.00~~
~~Don Fippi 4~~	~~Exploration~~	~~16/30952~~	~~217251~~	~~2-Jul-2002~~	~~1-Jul-2008~~	~~10.00~~
~~Pastrana~~	~~Exploration~~	~~16/31077~~	~~217467~~	~~16-Jul-2002~~	~~15-Jul-2008~~	~~82.68~~
~~Total~~						~~3511.03~~

~~The Don Fippi Claims are “exploration claims” as defined by the Mexican mining law, and cover 95% of the Batopilas Silver District.  Within the Don Fippi Claims there are 7 claims held by other parties totalling approximately 222.5 ha.  These "internal claims" range in size from 6 to 95.8 ha. and are scattered across the district.~~

~~The Don Fippi Claims are current to the end of 2002 with respect to both tax and annual work expenditures required under Mexican mining law.  To maintain the Don Fippi Claims in good standing to the end of 2003, C$5,500 of taxes must be paid and C$346,500 of work must be incurred on the Don Fippi Property, respectively.~~

~~Surface ownership in the area is held by the Batopilas Ejido and various private owners.  The Ejido gave verbal permission to explore the Don Fippi Claims.  There are no known cultural restrictions on exploration activity other than the need to respect some of the historic mining ruins.  There seems to be no formal status or protection for these and most have already been heavily vandalized.  Documenting their condition before building roads or drilling would be prudent in the view of Wendt.~~

Don Fippi lies in the topographically rugged central spine of the Sierra Madre. The Don Fippi project area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 meters elevation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

~~Don Fippi lies in the topographically rugged central spine of the Sierra Madre Occidental, a range of high volcanic mountains that follow the Pacific coast and extends from the border between Chihuahua or Sonora with the United States to the Trans-Mexico Volcanic Belt.  The Sierra Madre Occidental is a high volcanic plateau, with mean elevations generally above 2,200 m., dissected by deeply incised canyons that go as deep as the 500-m. elevation level.~~

~~Vegetation is dominated by pine forests in the highest elevations and cacti mixed with tropical flora in the canyon bottoms.  The intermediate slopes are covered with manzanita, scrub oak, various thorny plants, and grasses.  The climate is temperate at the higher elevations and warm and humid in the canyons.  The average annual temperature ranges from 20 oC (range of -10o to 35 oC) in the upper elevations to 23 oC (range of 0o to 45 oC) in the canyon bottoms.  Precipitation averages 3,000 millimetres (mm.) per year.  The bulk of the rain falls during the summer and winter rainy seasons with an occasional extra storm from Pacific Ocean hurricanes.  Snowfalls of up to 10 centimetres (cm.) commonly occur in the upper elevations.  The Rio Batopilas is the major drainage in the area and always contains significant amounts of water.  Water is abundant at depth in the mines and water rights for mine development should be available to the mineral rights.~~

~~The Don Fippi project area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 meters elevation.  The Don Fippi project area encompasses the river and surrounding mountains and canyons.~~

There is a good quality 70 km. unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 km. to the east.  The main road runs along the river and is in very good condition through the town of Batopilas.  Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin.  A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel.  Access to the balance of the area is by foot or horseback.  Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines.  The Porfirio Diaz Tunnel is caved about 1.5 km. from the portal, leaving the back 2.5 km. accessible only through stopes leading from the Peñasquito Level. Locals note that the tunnel has caved in the same place before and that past rehabilitation efforts have taken only a few days.

~~There is also a small airstrip at the bottom of Batopilas Canyon at which only very experienced pilots are willing to land.  Helicopter transport into the area is intermittently available from Creel.  Chihuahua International Airport receives numerous daily flights from the United States and Mexico.  Driving time from Chihuahua International Airport to Batopilas is about 8 hours.~~

~~Local heli-contractors, hotels, and labour-pool etc. are familiar with the needs of an exploration group.  Chihuahua City, the largest population centre in the region with a population of over 1,500,000, is a major industrial and mining centre.  ALS-Chemex Laboratories operates a drop facility in Chihuahua, from which they fly samples to Guadalajara for preparation.  Samples are then flown to Vancouver for analysis.~~

~~Adjacent Properties~~

~~The Batopilas District is surrounded by mineralization on all sides, although the claim packages related to these neighbouring districts do not necessarily abut Don Fippi.  The Corralitos Copper Porphyry lies immediately to the south.  The Tres Hermanos Gold Vein system lies about 5 km. to the east.  The Cerro Colorado Gold-Silica deposit lies 6 km. north of Batopilas.~~

~~History~~

Both water and power are available at the property.

Ownership

On October 24, 1997, title to the Don Fippi ~~Claims~~Property vested with Bugambilias.  The Internal ~~Claims~~Property were acquired by the holders thereof as older claims expired and were liberated under Mexican mining law.  On November 18, 2002, Bugambilias granted to Lagartos an option on the Don Fippi ~~Claims~~Property.

History

High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632.  The district contains between 65 and 300 mines ~~developed during three major periods of mining activity: (1) from 1632 to 1732; (2) from 1790 to 1819; and (3) from 1862 to 1914.  An~~and an estimated 200,000,000 to 300,000,000 ounces of silver have been produced from the district~~, although pre-1880 records are poor.  30,000,000 ounces of silver were produced by the Batopilas Mining Company between 1880-and 1914, and are well documented.~~.

~~The Spanish era (1632-1732) was the most productive, but the last period (1862-1914) was the most sophisticated and organized.  A.R. Shepherd, former mayor of Washington DC, formed the Batopilas Mining Company and worked the mines on a systematic basis from 1880-1914.  That company invested heavily in district-scale engineering projects such as the Porfirio Diaz Tunnel and a hydroelectric system to provide pumping power for deep mining.  A.R. Shepherd died in 1902 and his sons ran the mines until 1914 when Pancho Villa’s troops arrived and devastated the area.  Villa’s revolutionaries wrecked the hydroelectric plant and drove the Americans from the district.~~

~~Attempts were made to put the mines back into production after the Mexican revolution, but the destruction of the power plant made it impossible to pump out the deep workings.  Shepherd's sons attempted to revive the Batopilas Mining Company in the mid 1930’s but were unsuccessful due to prevailing attitudes towards investment in Mexico following the 1936 expropriation of the oil industry.  Mexican government statistical publications show almost no production from the district for the period 1920 through 1975.~~

~~In the late 1970’s and early 1980’s, local miners reopened the New Nevada Mine and hit a high-grade breccia pipe that yielded a significant amount of native silver and some high-quality mineral specimens.  This development ended when the silver prices dropped in 1983.  A program in the early 1980’s drove into the hangingwall of the Roncesvalles Fault from the Porfirio Diaz Tunnel and hit a vein carrying native silver ore.  This was the first discovery of mineralization in the immediate hangingwall (NW side) of this structure, but it was not systematically followed up.  No exploration or mining activity of note has occurred since 1983.~~

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province.  Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks.  The ~~lower part of the volcanic sequence, referred to as the "lower volcanic complex" is composed dominantly of andesite tuffs and flows with lesser dacites and rhyolites.  This lower complex was tilted, locally folded, and deeply eroded before the deposition of the upper sequence.  The upper volcanic sequence, referred to as the "upper volcanic supergroup", is dominantly composed of welded rhyolite ash-flow tuffs with lesser andesites, dacites, and basalts erupted from~~

 ~~caldera complexes.  These are mostly flat-lying and form most of the high plateau into which the deep canyons of the Barranca country have been carved.  Numerous intrusions, mostly subvolcanic equivalents to the extrusive volcanic units, cut the basement rocks and the lower part of the volcanic sequence.~~two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

Batopilas District Geology

Batopilas District mineralization is hosted entirely within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments.  Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of meters above the vein system.

~~The oldest exposed rocks, and hosts to the majority of mineralization, are the sequentially emplaced Pastrana Dacite (85+ Ma.), Dolores Microquartz Diorite (52 Ma.), and Tahonas granodiorite (undated, probably about 45 Ma.).  Some of these intrusive units may have vented to surface. The Los Corralitos Granodiorite porphyry lies 2 km. south of the main silver zone and is apparently roughly contemporaneous to the Tahonas.  The Corralitos Porphyry appears to be the centre of district-scale metal zonation and has been interpreted as the source of mineralization.  The intrusive episode was followed by prolonged erosion that completely unroofed these intrusions.  Andesitic volcanism, related to the lower volcanic complex, followed with the deposition of the San Jose, Arenal, and Casas Coloradas flow breccias.  Erosion occurred between each of these volcanic events and rhyolite, basalt, and andesite dikes were emplaced at various times during this period.  All of these older units were then subjected to the tectonic uplifts and erosion that characterize the break between the lower volcanic complex and the upper volcanic supergroup.  The upper volcanic supergroup in the area is represented by the massive rhyolite ash-flow tuffs of the Yerbanis formation.~~

~~Unit Name~~	~~Age~~	~~Thickness in meters~~	~~Lithotype~~	~~Mineralization or Alteration~~
~~Yerbanis Rhyolite~~	~~25-30 Ma.~~	~~700~~	~~Rhyolite Welded Ash-Flow Tuffs~~	~~None~~
~~Cinco de Mayo~~	~~>35 Ma.~~	~~100~~	~~Conglomerate~~	~~None~~
~~Casa Colorada~~	~~40 Ma.~~ 	~~100~~	~~Rhyolite tuff and flow breccia~~	~~Veins~~
~~El Arenal~~	~~40 Ma.~~ 	~~200~~	~~Andesite and Volcaniclastics~~	~~Veins~~
~~San Jose~~	~~40 Ma.~~	~~200~~	~~Andesite and Volcaniclastics~~	~~Veins~~
~~Corralitos Porphyry~~	~~App. 45 Ma.~~	~~0-300~~	~~Granodiorite porphyry~~	~~Porphyry Cu, Mo~~
~~Tahonas Granodiorite~~	~~App. 45 Ma.~~	~~0-500~~	~~Granodiorite porphyry~~	~~Veins~~
~~Dolores Microquartz Diorite~~	~~51.1 Ma.~~	~~0-500~~	~~Diorite porphyry~~	~~None~~
~~Pastrana Dacite~~	~~>85 Ma.~~	~~0-600~~	~~Dacite porphyry~~	~~Veins~~

~~Most structures in the district are faults, trending N30E to N30W.  The major ore-controlling structures trend N-S to N30E and dip from 50N to vertical.  Some steepen systematically to the east.  Much ore was found at vein intersections and along inflections or irregularities along the vein structures.  However, in many cases the structural controls for oreshoots have not been discerned.  Most of the veins show evidence for pre and intra mineral movements, and many show evidence of post-mineral offsets.  Most of the faults are normal faults, but some, including the important Roncesvalles Fault, appear to be strike-slip faults with a significant reverse component.  It has been suggested that some of the mineralized veins are tension gashes related to these oblique reverse faults, that the system forms a graben, and that south-dipping complements to the Roncesvalles-Todos Santos structures should exist farther to the north.  It has also been suggested that the strike-slip reverse faults are dominantly post-mineral features that have reactivated earlier, ore-containing, normal faults.~~

~~There are not enough field data to adequately address many exploration related geologic questions for the district.  Additional geologic mapping and analysis will be necessary from the earliest phases of exploration.~~

~~Deposit Types~~

~~Regional Deposit Types~~

~~Regionally, the Sierra Madre Occidental in the Batopilas area is host to a multitude of epithermal gold-silver vein systems.  These veins tend to have restricted vertical ranges for precious metals deposition, and grade downward into base-metal dominated systems.  Most are overwhelmingly dominated by massive quartz vein filings and wallrock silicification.  The region also hosts lesser numbers of porphyry copper deposits, and high-sulfidation gold deposits.  The latter include El Sauzal, a major gold discovery of the mid-1990s.  The region also hosts two examples of a distinctive style of calcite-native silver veins: Batopilas and Morelos.~~

~~Mineralization in the Batopilas and Morelos Districts is dominated by crystalline native silver, with virtually no gold.  The vein filling is dominantly calcite, but is only present in significant amounts in the ore shoots.  They have little or no associated quartz, and silicification is patchy.  In addition, these systems do not appear to be vertically zoned.  The base of the Batopilas vein silver zones has apparently never been reached grades, metals contents, and mineralogy apparently varied little over the 650 m. vertical depth of exploitation.  In short, the Batopilas and Morelos deposits appear to be fundamentally different from the typical epithermal veins in the area and should not be evaluated using the same criteria.~~

~~Batopilas District Deposit Types~~

~~There are several deposit types in the Batopilas District: porphyry copper, base metal veins, silver-calcite veins, and Auriferous pyritic breccias.  These types appear to be centred on the Corralitos porphyry copper system.  The Corralitos porphyry is a quartz-sericite-pyrite altered granodiorite, oxidized to a gossan, with local copper-oxide efflorescences.  Quartz-chalcopyrite-molybdenite veinlets can locally be found beneath the iron oxide cap.  Surrounding the Corralitos Porphyry is a zone of quartz with base metal veins of limited economic interest.  This zone is in turn flanked by the broad zone of native silver bearing calcite veins that are the focus of this report.  There are four major groups of silver veins: Pastrana or Todos Santos-Roncesvalles, San Miguel-Nevada (or San Miguel-Santo Domingo), Caballo-Camuchin, and Descubridora-El Triunfo.  A few showings of quartz-galena-pyrite veins occur peripheral to the native silver zone, but it is not clear that these adequately define a zone.  More recently, two quartz-pyrite bearing breccia pipes have been identified within the outer portion of the silver zone.  These bodies are about 100 m. in diameter and reconnaissance surface sampling has yielded several 2-3 g/T Au values.~~

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  ~~A few Ag, Pb, Zn, As, Cu and Co-bearing sulphides have been reported from these ores, but are of vanishingly small volume.~~  The silver ores were high grade: ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 ~~–~~- 80 m. long, ~~.~~0.5 - 4.6 m. wide (1 m. average) and up to 350 m. down plunge.  Shoots are connected by up to 90 m. of barren calcite veinlets, often only ~~1.-.3 mm. wide.  Veins have little filling outside of oreshoots, so they have a very weak surface expression.  Over the period 1880-1913, The Batopilas Mining Company mined an average of 100 tpd of ore: approximately 10 tpd of smelting grade and 95 tpd of milling grade.  These figures are averaged over 30 years and it must be remembered that between bonanzas, the mines were in development for months at a time without extracting any significant amounts of ore. When they were in bonanza, daily ore production was several hundred standard tons per day.~~.1-.3 mm. wide.

~~Specific Vein Systems~~

~~1.~~

~~The major veins of the Todos Santos-Roncesvalles (TSR), west of the river, trend N-S to N20E and most are vertical to steeply north dipping.  The important TSR Vein and numerous sub-parallel neighbours are truncated by, or terminate against, the Roncesvalles fault.  The Roncesvalles Fault appears to have had oblique reverse strike-slip movement that brought the hangingwall up about 250 m. and westward about 160 m.  Mineralization in the Roncesvalles is erratic, poddy and brecciated. Stopes are few along its length.  It is suggested that the ore veins in this area are tension features related to shear development of the Roncesvalles, so that the Roncesvalles was largely closed to the entrance of ore fluids. Further, it is believed that movement on the Roncesvalles is dominantly post mineral and that the mineralization in it was dragged in from the veins that it cut and offset.  The Roncesvalles Fault was explored for 200 m. to the east of the Santo Tomas vein, but it contained no mineralization.  The Santo Tomas is the easternmost of the TSR veins, so there is no known source further east of the Santo Tomas for ore to be dragged into the left-lateral Roncesvalles Fault.  Ore pods throughout the district were consistently found within 90 m. of each other and twice that distance was covered in the drift without encountering mineralization.  Regardless of the structural interpretation of the TSR, the hangingwall of the Roncesvalles Fault is favourable exploration ground that has never been systematically explored.  The Batopilas Mining Company put in one short crosscut that hit nothing.  In 1983, an 80 m. crosscut, the “Contrapozo Caliente”, was driven into the hangingwall farther to the west.  This hit a native silver body, the best of which is thought by some local miners to still be in place. Numerous others have suggested exploration of this area near the south end of the Roncesvalles workings would be productive, but it has never been done.~~

~~2.~~

~~The San Miguel-Nevada group (SMN), east of the river, is second in importance to the TSR group and is characterized by two horsetailing groups of N20W to N30E trending veins that intersect towards the southeast.  This vein set generally dips to the north and many of these veins are cut off by post-mineral faults.  Considerable exploration potential exists across these faults if the relative movement can be established through detailed geological studies.~~

~~3.~~

~~The Caballo-Camuchin group veins trend respectively from NNW to EW to around N30E and dip steeply to the north.  They are less extensively exploited than the RV-TS group and show much stronger argillic alteration around the veins.  Limited work is currently going on at the Camuchin and has made at least one of these mines accessible for the first time in many years.~~

~~4.~~

~~The Descubridora-El Triunfo system also trends dominantly N30E.  It is very poorly known and was virtually forgotten by explorationists because it lies on the remote southwest corner of the district.  Mines here reportedly produced good silver grades along with some minor copper and other base metals, but not much more is known.~~

~~Alteration~~

~~Wallrock alteration in the silver zone consists of:~~

~~1.~~

~~Chlorite-actinolite, locally with grey-green argillization and/or pyrite.  This is most often spatially associated with silver mineralization;~~

~~2~~

~~Silicification, locally extending up to 9 m. from veins.  It is only locally developed adjacent to silver mineralization, so a genetic relationship is unclear;~~

~~3.~~

~~Pyritization, either by itself or in combination with chlorite-actinolite alteration.  This affects the Pastrana Dacite most widely, but is also developed in the other intrusions.  It appears best developed around the silver veins that lie close to the Corralitos porphyry zone; and~~

~~4.~~

~~Argillization, best developed in the Camuchin area where it extends up to 15 m. from the silver veins.  It is important to note that most, but not all, orebodies in each area have adjoining alteration halos.~~

Exploration

~~Historic Exploration~~

~~Historically, exploration at Batopilas consisted of mining and hoping to find more ore by following a structure, even if it was only a few mm. wide, and waiting for it to blossom out again.  Because oreshoots at Batopilas are typically separated by up to 90 m. of barren structure, with enough headings new bonanzas were encountered regularly despite the erratic ore distribution.  Over the period 1880 - 1913, The Batopilas Mining Company averaged 100 tpd of ore production, but between bonanzas the mines were in development for months at a time without extracting any significant amounts of ore.~~

Exploration by Bugambilias

~~Data Acquisition and Geologic Mapping~~

Bugambilias began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data have been compiled, digitized and registered to a common UTM grid and elevation model.   ~~These data have been synthesized to define preliminary 2D and 3D target areas.  This process highlighted several areas of mismatch that will require some surface and underground surveying to resolve.~~

Much of the historic data was incorporated into a mapping project conducted by Cascabel for the Mexican Mineral Resources Council (COREMI) in 2000.  ~~This project was a study of the entire Batopilas 1:50,000 quadrangle including geology, stream sediment geochemistry and satellite image analysis.  The data remains confidential until its public release during the next 6 months.  Given the scale of the COREMI program, it is unlikely that it will have major impact on specific exploration in Batopilas proper.~~

~~Geochemistry~~

~~There are reports of some lithogeochemistry from underground mapping work.  Significant silver grades were obtained in several places, but nothing approaching the historic grades.  In the view of Wendt, this is not surprising given the bonanza grades of good ores and the years of “high-grading” the district has endured.  Surface based sampling is limited to a few grab samples of the Peñasquito Breccia, and regional stream sediment geochemistry performed in the process of the COREMI mapping project.~~

~~Geophysics~~

~~No geophysics has been conducted over the district.~~

Very little in the way of geochemistry and geophysics have been done in the past and much of the future work will be to complete these efforts to define targets for future work.

Environmental Surveys

Old workings and prospect pits dot the surface of the Don Fippi Property.  Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away.

No environmental surveys have been done in the district by Bugambilias.

~~Drilling~~

~~No surface drilling has been done within Don Fippi proper.~~

~~Sampling, Analysis and Security~~

~~No samples have been taken and no systematic rock chip or dump sampling or metallurgical studies have been done to date.~~

~~Geologic data has been field checked systematically throughout the district.  Since there are few quantitative data, no checking of them has been done.~~

Mineral Resource and Mineral Reserves

The Don Fippi ~~property~~Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

~~Interpretation and Conclusions~~

~~The silver mineralization of the Batopilas District occurs as pods of crystalline native silver irregularly distributed along persistent structures over a vertical distance of over 700 m.  Few other metals are present and the gangue is almost exclusively calcite.  These features are distinct from the typical epithermal vein deposits of the region, which are characterized by polymetallic, vertically limited and zoned orebodies hosted in quartz-rich veins.  The differences are substantial enough to indicate that the Batopilas district must be explored in the perspective of its distinct characteristics.~~

~~Historically, exploration and exploitation at Batopilas was “stope and hope”.  A series of structures, known to be productive, were followed simultaneously until a new Bonanza ore pod was encountered.  This led to “feast or famine” production and an irregular cash-flow.  Notably however, when pursued, the veins yielded orebodies on a regular basis for nearly 300 years.  Many of these veins were heavily exploited, but the bottom of mineralization has never been found and the lateral potential for mineralization on many of the exploited veins remains open.  In addition, many veins exploited in the near-surface zone during the Spanish Colonial era were not pursued at depth by the Batopilas Mining Company during the district’s last major mining phase and their tunnelling efforts revealed numerous native silver-bearing calcite veinlets that were not exploited or explored.~~

~~District history indicates that more mineralization remains to be discovered at Batopilas.  Modern mining realities will not support mining without an adequate reserve inventory, however, which opens the question of whether it is possible to find Batopilas style orebodies efficiently through application of modern exploration concepts and technology.  The following combine to suggest that this should be possible:~~

~~1.~~

~~The district has seen little modern geologic investigation or exploration, and what has been done did not include the type of detailed structural analysis that is required for exploring a vein system.  Good surface and underground access will facilitate gathering the needed data.~~

~~2.~~

~~The fractionated claim situation impeded district-scale exploration thinking and application of specific exploration concepts outside of limited areas.  The consolidated land package obviates this problem.~~

~~3.~~

~~The native silver ores and certain alteration styles should be strong conductors to modern electrical geophysical techniques.  This includes modern metal detectors that can be used to trace mineralization as surface float trails and in veins underground.~~

~~4.~~

~~Modern mining technology will allow affordable deep mining.~~

~~Major Targets~~

~~The geologic and historical data combine to indicate the following major targets for immediate exploration focus.~~

~~1.~~

~~The northwest side of Roncesvalles Fault has never been explored except for a barren 25 m. crosscut and an 80 m. crosscut that hit high-grade Ag in the Contrapozo Caliente.  This entire hangingwall area has excellent exploration potential for additional virgin veins from the surface to depth.  Access to this area is best obtained through the 2.5 km. long Porfirio Diaz Tunnel (PDT) which runs along the Roncesvalles Fault for over 1.2 km.  The PDT is caved about 1 km. from the portal at some ore-chutes near the intersection with the RFZ, but the collapse is accessible from both sides.  The cave is not very wide and should be able to be cleaned up cheaply and easily as it has in the past.  There are other minor caved zones along the Roncesvalles fault that will need to be cleaned up, especially on some of the higher levels for performing some of the underground geophysical work proposed below.~~

~~2.~~

~~All mines that were being worked at depth when mining stopped in 1914 and pumps were shut off.  This includes the deep portions of the TSR and the San Miguel Group (SMG).  Based on geologic and geochemical data indicating that Batopilas is not a typical epithermal vein system, including the overall vertical extent of mineralization (>700 m.), there is reason to believe that ores should continue below these areas. Their existence should be easy to test and readily produced if the mines are not too badly caved.~~

~~3.~~

~~Additional New Nevada type breccia pipes east of San Miguel.  Surface outcrops indicate these may be present, but the entire area requires detailed mapping and sampling.~~

~~4.~~

~~Targets in the easternmost SMG where veins are cut off by postmineral faults.  The Batopilas Mining Company was apparently in the process of pursuing these targets when the Revolution started.  These can be tested by driving the San Miguel or Santo Domingo Adits farther to the east or seeking them from surface.~~

~~5.~~

~~A low-grade mineralization has been projected for the four major mine groups based on a 1970s sampling and mapping compilation.  The full report is missing, but the inventory exists and can be checked quickly for accuracy once underground access is re-established.  Note that this kind of low-grade ore should not be a principal exploration objective, but should be investigated as a possible source for future milling ore.  Because of the lack of access and hard data, no number is proposed.~~

~~6.~~

~~The quartz-pyrite breccia pipes that lie above the TSR group are approximately 100 m. in diameter and have reconnaissance gold sample results of up to 2-3 g/T.  These should be systematically sampled on surface.  Their projection at depth lies within 100 m. of the Porfirio Diaz Tunnel (PDT) and the down dip extension of these bodies could be tested by relatively short underground holes drilled from the PDT.~~

~~7.~~

~~N-NE-Trending calcite (+/- native silver) veinlets cut in the PDT and other underground workings.  The known mineralized veins pinch down to 1 - 3 mm. of calcite between oreshoots and there are a number of narrow calcite veinlets exposed in the underground workings.  The major cross-cut tunnels (PDT, San Miguel Adit, Santo Domingo Adit, Nevada Adit) intersect many such veinlets that have never been traced.  If the proposed geophysical techniques work to find native silver pods, it should reveal blind orebodies along these structures as well.~~

~~Secondary Targets~~

~~1.~~

~~The New Nevada breccia-pipe between the road level and bottom of mined zone.  The mined portion was an elliptical pipe 15 m. by 40 m. in plan and mined for over 100 m. vertically above the adit level.  The down dip extension of the orebody was never pursued because of the necessity of underhand stoping.  This body was rich enough that it ought to respond well to the proposed AMT electrical geophysical method.  This area could be an ideal test area for an orientation survey.~~

~~2.~~

~~The Camuchin Mine was producing small amounts of good grade ore associated with abundant pyrite and argillization in 1997, but is shut down now.   The abundant pyrite and argillization suggests that this area should also respond well to AMT.  The PDTl terminates about 2 km. short of reaching the Camuchin Vein but if mineralization can be located in this area it could be trammed out through an extension of this tunnel. This could also create an exploration opportunity for seeking blind veins west of the Roncesvalles Fault.~~

~~Audio Magneto Telluric Techniques~~

~~Audio Magneto Telluric techniques ("AMT"), either CSAMT or NSAMT (Controlled Source or Natural Source Audio Magneto Tellurics) may be viable remote sensing tools for the district.  AMT detects a range of electrical frequencies passing through the ground (either transmitted, in CSAMT, or natural in NSAMT) and measures conductivity contrasts in the ground it passes through on the way to the receivers.  In the appropriate environment, the technique is good for finding high-angle structures (such as veins), and conductors such as argillically altered ground, pyritized zones, and massive sulphides.  In theory, native silver should be highly conductive to the AMT signals and give very strong anomalies.  One of the strengths of AMT as opposed to other electrical techniques is that depth of penetration is independent on receiver spacing.  It is possible to penetrate to depths of over 2000 m. while maintaining tight resolution (how tight depends on the receiver spacings).   It also may be possible to modify the receiver geometry to view laterally for several hundreds of meters, if a proposed surface layout works as expected.  The technique can also be run underground.~~

~~Several features should contribute to AMT effectiveness in the district:~~

~~1.~~

~~Native silver should be a very strong conductor, and historic reports indicate that the high-grade orebodies are interconnected metallic masses.~~

~~2.~~

~~The Roncesvalles Fault Zone can be accessed on three levels with a minimum of effort.  This should facilitate exploration for hangingwall veins in that area.~~

~~3.~~

~~The angle of intersection between the Roncesvalles Fault and the known Todos Santos vein group is such that, if the hangingwall veins have similar strike, the orebodies will present a broadside view to the receivers along the Roncesvalles Fault, greatly increasing the cross-sectional view for detection.~~

~~4.~~

~~The technique may be able to detect orebodies believed to have been abandoned in the lower, flooded, levels of the mines and in the extensions of the Pastrana mine to the north.~~

~~5.~~

~~If the technique works, orebodies should be sought along previously overlooked veins.~~

~~6.~~

~~Native silver mineralization may be present immediately under the New Nevada breccia and this could be tested as an orientation study.  If the body continues to be as large as it was in the upper reaches, it should give a very good response at depth.~~

~~Recommendations~~

~~The high-grade bonanza ores should be the primary exploration focus with the expectation that significant amounts of low-grade (250 g/T Ag) ores will be found in concert.  Geological and geophysical techniques must be tested and applied to find oreshoots efficiently.  There are several types of targets available in the district, some immediate and some longer term.  All the targets require detailed geologic mapping and geophysical definition.  Many of these targets should be testable through surface drilling or from underground by relatively short holes from existing workings and/or new headings.~~

~~Registering all the old workings to the same 3D space through GPS, underground surveying, GIS database development and Gemcom 3D visualization will undoubtedly highlight areas that remain under-evaluated.~~

Exploration Program and Techniques

In general, the proposed exploration program has the principal goal of determining whether new geologic information and modern remote sensing techniques can locate blind high-grade native silver pods.  The old system of blind mining should not be necessary, although some of the mentioned targets could be tested by direct mining regardless of the geophysical results.

A two-stage pre-drilling exploration program should be undertaken:  Phase I should begin with continued acquisition and compilation of available data for the district.  This should include careful structural analysis.  This should be followed by detailed surface and underground geologic mapping and analysis.  The field priorities are:

(a)

accurately locate as many old workings as possible with GPS and underground surveying for integration into a district-scale GIS database;

(b)

complete detailed surface mapping of the area above the Roncesvalles Fault to get a better idea of its offset;

(c)

map and sample the quartz-pyrite breccia pipes and evaluate the gold potential;

(d)

map the surface expression of the New Nevada breccia pipe and its possible analogs to the east; and

(e)

visit the Camuchin and Descubridora areas to determine the level of interest and priorities for acquisition and work in those areas.

The surface work should be complemented by underground mapping and sampling.  Some areas in the district will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel ("PDT") should be cleaned up and re-opened ~~to the~~ back ~~of~~to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to “breathe” before ~~working in the deepest accessible areas such as the Contra Pozo Caliente~~underground work commences.  This will be especially important because much subsequent exploration will be underground from the PDT by either drilling or direct heading.  ~~There are experienced miners remaining in the area who know the mine and ground conditions intimately.~~  Examination of the upper levels along the Roncesvalles to evaluate the difficulty of rehabilitation should be done once the PDT is reopened.

~~Recommended Work Program and Budget~~

Recommendations

A Phase I work program should result in definition and refinement of major exploration targets in the district.  These should then be tested with orientation geophysical surveys, followed by more intensive geophysical investigation of the best anomalies developed by the orientation work.  Following is a proposed budget for a Phase I exploration program:

Item	Amount
Logistics: miscellaneous support expenses and equipment (including two metal detectors)	$15,000
Mine rehabilitation	37,500
Geologic mapping (four-man teams for 100 days @ $1,200/day)	120,000
Air photo acquisition	37,500
Geochemical sampling	25,000
Orientation geophysical survey	165,000
Final report and ongoing qualifying reports	20,000
Sub-Total	420,000
VAT (15%)	63,000
Total	$483,000

The Company has commenced this proposed work program. To September 30, 2003, approximately $258,009 has been spent on the Don Fippi Property.

DESCRIPTION OF THE BUSINESS - GUIGUI

The disclosure in this section has been extracted from a November 19, 2002 report entitled "The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico" prepared for the Company by Wendt ~~(the "Guigui Report")~~.

Property Description and Location

The Guigui Property comprises four exploration and three exploitation claims, as defined by the Mexican mining law, covering approximately 4,553 ha. of land between and south of the East and West Camps of Santa Eulalia Mining District in central Chihuahua State of Mexico (the "Guigui ~~Claims~~Property" or "Guigui").

~~Claim Name~~	~~Concession Type~~	~~Application Number~~	~~Title Number~~	~~Issue Date~~	~~Expiration Date~~	~~Size (ha.)~~
~~Guigui~~	~~Exploitation~~	~~16/1-1.3/938~~	~~217493~~	~~16-Jul-2002~~	~~15-Jul-2052~~	~~4009.03~~
~~El Faisan~~	~~Exploitation~~	~~16/1-1.3/1182~~	~~214631~~	~~26-Oct-2001~~	~~25-Oct-2051~~	~~16.00~~
~~Los Arenales~~	~~Exploitation~~	~~16/1-1.3/ 1011~~	~~214622~~	~~26-Oct-2001~~	~~25-Oct-2051~~	~~18.00~~
~~Guigui 2~~	~~Exploration~~	~~16/27991~~	~~Pending~~	~~N/A~~	~~N/A~~	~~489.13~~
~~Guigui 3 Fraction 1~~	~~Exploration~~	~~16/29944~~	~~Pending~~	~~N/A~~	~~N/A~~	~~17.02~~
~~Guigui 3 Fraction 2~~	~~Exploration~~	~~16/29944~~	~~Pending~~	~~N/A~~	~~N/A~~	~~1.52~~
~~Guigui 4~~	~~Exploration~~	~~16/30320~~	~~Pending~~	~~N/A~~	~~N/A~~	~~3.00~~
~~Total~~						~~4,553.70~~

~~The Santa Eulalia Mining District lies in central Chihuahua, Mexico at latitude 28o 35' N, longitude 105o 50' W, about 360 km. south of El Paso, Texas and 23 km.~~It is located 23 kilometers east of Chihuahua City and three kilometers by improved dirt road.  The district occupies the approximate center of the north-northwest elongate, fault-bounded Sierra Santa Eulalia (also called Sierra Santo Domingo) whose peaks rise up to 700 m. above the surrounding plains. Water and power are available locally and are near the property boundary.

The Santa Eulalia District is divided into two portions called the West and East Camps, based on a combination of geography, production, and style of mineralization.  The West Camp lies on the western flank of the range and the East Camp lies on the eastern fringe of the range.  The 2.5 km. wide intervening zone is known as the Middle Camp.  The Middle Camp has numerous mineralized showings and small mines, but has not been systematically explored.  The Guigui ~~Claims cover~~Property covers the entire area south of the East and West Camps and a significant portion of the southeastern Middle Camp.

~~There are no claims internal to Guigui held by other parties.~~

~~The Guigui Claims are current with respect to both tax and annual work expenditures required under Mexican mining law) to the end of 2002.  To maintain the Guigui Claims in good standing to the end of 2003, C$14,000 must be paid for taxes and C$136,000 of work must be incurred on the Guigui Property, respectively.~~

~~Various private owners, all of whom have granted written permission to explore and drill, hold surface ownership in the area.  There are no obligations to the surface owners other than a verbal commitment to give each 3 - 4 hours of bulldozer time to repair their roads and stock tanks when the equipment is on site to prepare drill roads.  There are no known cultural restrictions on exploration activity.~~

~~The Moritos Ejido owns the surface rights over the southern fringes of Guigui, but no drilling is contemplated for this area initially.~~

Accessibility, Climate, Local Resources, Infrastructure and Physiography

~~Maximum elevations of the Sierra Santa Eulalia exceed 2,200 m. and the numerous deep canyons carved into the limestone and volcanic rocks of the range create a very rugged topography.  The Guigui Claims lie immediately south of the area in a volcaniclastic rock-covered area of rolling hills flanked by tall peaks.~~

~~The cacti, greasewood and thorny plants typical of the Chihuahuan Desert comprise most of the sparse vegetation, except after summer rains when grasses and wildflowers flourish briefly.~~

~~Temperatures average 25 oC and range from –5 oC to 40 oC.  Precipitation averages 1,000 mm. per year, with the bulk of it falling during the summer rainy season.  Light dustings of snow happen every few years.  There is no surface water, but water is abundant at depth and water rights for mine development should attach to the mineral rights.~~

Mexican Highway 15, connecting Chihuahua City to Mexico City, runs along the west side of the range, within about 4 km. of the western side of the Guigui ~~Claims~~Property.  A two-lane paved road cuts off Highway 15 and leads to the town of Santa Eulalia (also known as Aquiles Serdan).  Good quality paved and hard surfaced roads lead north and east from Santa Eulalia to the Buena Tierra, Potosi, and San Antonio Mines, or south into Guigui, which is crossed by a series of well-maintained ranch roads.

~~Population centers in the area include the town of Santa Eulalia, on the western flank of the range; Santo Domingo (a.k.a. Francisco Portillo), and San Antonio, a miners’ community.  The remainder of the range is sparsely populated with isolated ranches.~~

~~Chihuahua City, the largest population centre in the region, lies immediately west of the district.  Chihuahua City is a major industrial and mining centre.  Professional, technical and manual labour is readily available.~~

~~Chihuahua International Airport receives numerous daily flights from the USA and Mexico.  Driving time from Chihuahua International Airport to the entrance to Guigui is about 25 minutes.~~

~~ALS-Chemex Laboratories operate a drop facility in Chihuahua, from which they drive or fly samples to Hermosillo for preparation.  Samples are then flown to Vancouver for analysis.~~

~~Adjacent Properties~~

~~Guigui is adjoined on the northwest and northeast by major producing mines and numerous prospects of the West and East Camps.  The Potosi and Zubiate mine complexes of MINAMEX are the closest on the northwestern side.  The Zubiate was last worked prior to 1950, and the Potosi closed in 1991.  MINAMEX has done no work on these properties since the Sand River-Spokane Resources joint venture abandoned their option in 1998.  The San Antonio and Dinamita mines are the closest on the northeastern side.  The Dinamita area was explored briefly by Grupo Mexico in the mid-1980's.  The San Antonio Mine has been the most important producer in the district since the early 1980's and closed because of a strike in early 2001.  Grupo Mexico continues to explore around the San Antonio Mine and along the San Antonio graben to the southwest.~~

~~History~~

Ownership

Cascabel initially filed for the Guigui ~~Claims~~claims in 1992 and all such claims were subsequently transferred to Coralillo in 2000.  On November 18, 2002, Coralillo granted to Lagartos an option in respect of the Guigui ~~Claims~~Property.

~~The area has seen sporadic, small-scale prospecting over several hundred years, but has seen no production except from two small fluorite mines: the Los Arenales and La Ventura in the 1950s.~~

~~Santa Eulalia has been in continuous production for nearly 300 years (1703-2001) and ranks as one of Mexico's chief silver and base metal producers.   The City of Chihuahua was built by Spanish pioneers on the riches emanating from Santa Eulalia over the first 100 years of mining.~~

~~District production, as determined from all available official records has been 44.5 million metric tons (MT) of ore yielding 420 million troy ounces of silver, 2,989 thousand MT of lead, 2,288 thousand MT of zinc, 22,000 MT of copper, 4,000 MT of Tin, 700 MT of vanadium, and one MT of gold.  This translates to an average grade of 310g/MT Ag (10 troy ounces), 8.2% Pb and 7.1% Zn.  In the East Camp, tin grades locally reached 1.5% and copper averages 0.3%.  About 30% of the district’s total production came from the East Camp.  Direct heading and underground diamond drilling have historically dominated district exploration.~~

History

There appears to have been little work done in the Guigui area prior to 1986, except for minor prospecting by unknown individuals.

Work completed between 1991 and 2002 included:

●

detailed geologic mapping of the Guigui ~~Claim~~Property, with emphasis on mapping volcanic stratigraphy, structures cutting the volcanics and alteration.  Geochemical samples were taken of all structures and mineralized outcrops.  This was accomplished via Landsat image analysis, 1:40,000 black and white air-photo analysis, and 1:10,000 scale geologic outcrop mapping.

●

geophysical surveys to locate the intrusive centre and to determine the thickness of the volcanic cover.  The surveys included: gravimetrics, ground magnetics, CSAMT (Controlled Source Audio Magneto Tellurics) and NSAMT (Natural Source Audio Magneto Tellurics).

●

defining and permitting of drilling targets based on geology, geochemistry and geophysics.  SEMARNAT (Secretaria de Medio Ambiente and Recursos Naturales which is the Secretary of the Environment and Natural Resources) approved 44 drilling sites, with permission for an initial 12-hole program in 1998.  These permits have been renewed annually and remain in effect.

Geological Setting

~~Regional Geology~~

~~Northern Mexico and the Western USA contain many Ag-Pb-Zn (Cu, Au) Carbonate Replacement Deposits (CRDs) in Phanerozoic sedimentary-volcanic sequences.  The CRDs of the western US and Mexico all lie in orogenic belts underlain by continental crust and the biggest deposits appear to lie along inferred deep crustal structures.  These structures have long-term multi-phase histories and at various times act to: control sedimentation and distribution of favourable carbonate host rocks; act as conduits for ore-related intrusions; and affect the development of structural ore-fluid controls.~~

~~The Guigui lies in central Chihuahua Terrane.  The Chihuahua Terrane is underlain by Precambrian continental crust overlapped by Lower Cretaceous sedimentary rocks and Tertiary volcanic rocks.  Santa Eulalia lies on the western margin of the Chihuahua Trough, a northwest-trending extensional marine embayment (800 km. x 150 km.) formed as a result of the opening of the proto-Atlantic Ocean in Jurassic Time.  This elongate basin accumulated a basal sequence of redbeds, evaporites, and shale overlain by a thick sequence of limestones during the mid-Cretaceous period.  These were subsequently deformed into NNW-trending folds and thrusts during development of the Chihuahua Tectonic Belt, the NNW-trending, northwesternmost segment of the Mexican Thrust Belt, during compression related to the late Cretaceous-early Tertiary Laramide Orogeny. These folds were later dissected by extensional faulting during the mid to late Tertiary period.  Mid-Tertiary intrusions punctuate the deformed sedimentary rocks and co-eval volcanic rocks that blanket the irregular topographic surface developed on the sedimentary rocks after deformation.  Lastly, the region was affected by Late Tertiary extension that created the Mexican Basin and Range Province.~~

~~District Geology~~

Geologic work that has been performed on the property consists of detailed geology mapping, geochemical sampling of outcrops, structures, and mineralized areas, geophysical surveys, and permitting of drill targets. The Santa Eulalia Mining District is the largest of several important Ag-Pb-Zn-Cu-Au Carbonate Replacement Deposits that occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary Sierra Madre Occidental magmatic belt.  Santa Eulalia and comparable districts form a spectrum ranging from stock contact skarns, through dike and sill contact skarns, to massive sulfide chimneys and mantos.

The ~~Sierra Santa Eulalia is a horst block bounded by steeply dipping normal faults on both the east and west sides of the range.  The body of the range is composed of lower Cretaceous limestone and underlying evaporites, which were folded into a broad doubly plunging anticline with a NNW-SSE trending axis and gentle dips.  Limestone crops out throughout the northern portion of the range but becomes covered by an increasingly continuous blanket of lower Tertiary volcanic and volcaniclastic rocks towards the south.  Erosional windows of limestone are locally exposed through these volcanic rocks.  The lower Tertiary section continues southward until it becomes buried under a thick package of mid-Tertiary ash-flow tuffs and basalts, erupted from the resurgent Santo Domingo Caldera, which occupies the southern half of the range. This southern portion of the sierra consists almost entirely of intracaldera volcanic rocks.~~

~~Stratigraphy~~

~~Cretaceous Sedimentary Rocks~~

~~The Cuchillo Formation is the oldest unit known in the Sierra Santa Eulalia and contains no known mineralization.  Its full thickness is unknown because it is cut out by a quartz monzonite stock, but it is at least 1,000 m. thick elsewhere in Chihuahua.  It consists of coarse-grained, clean anhydrite that grades upward into dark, organic-rich calcareous shale and black, carbonaceous, fetid limestone which contains up to 5% pyrite.  The Cuchillo Formation grades rapidly, but conformably, into the dark non-fossiliferous limestones of the Benigno Formation.~~

~~The Benigno Formation conformably overlies the Cuchillo Fm. and grades upwards into the Lagrima Formation. Both the Benigno and Lagrima Formations are generally monotonous, clean limestone and have historically been referred to as part of the Aurora Formation (or Group) or the “Blue Limestone”. These units host the major skarn orebodies in the San Antonio area and the largest chimneys in the West Camp. The Benigno Fm. is 105 m. thick and the Lagrima Fm. is 510 m. thick.~~

~~The Finlay Formation conformably overlies the Lagrima Formation and is known as the "Fossiliferous Limestone" in the district. The Finlay Fm. has three members with a combined thickness of 375 m.  The upper and lower members contain the majority of the elongate mantos in the West Camp, and the elongate manto, tin orebodies, and high-level skarns in the East Camp.  Efforts to determine why these specific strata were more receptive to mineralization than the middle member of this formation have revealed no consistent physical or chemical differences.~~

~~A pronounced unconformity showing over 250 m. of relief separates the Finlay Limestone from the overlying Tertiary rocks.  Comparison with nearby, complete Cretaceous sections suggest that this unconformity represents the removal of several thousand meters of post-Finlay Cretaceous sediments.~~

~~Tertiary Deposits~~

~~The Tertiary rocks of the Sierra Santa Eulalia consist of a lower Tertiary tuff and volcaniclastic sediment-dominated package, termed the "Capping Series", separated by a slight angular unconformity from a welded ash-flow tuff and basalt succession erupted from the mid-Tertiary Santo Domingo Caldera. Despite the presence of minor mineralization, it was formerly held that the Capping Series was post-mineral and of no importance to ore genesis. However, it has been demonstrated that the Capping Series is pre-mineral and appears to have exerted important controls on mineralization.~~

~~The Capping Series consists of a 500 – 900 m. thick succession of conglomerates, tuffs, volcaniclastic sediments and welded ash-flows.  The thickness of the lowermost members varies considerably, reflecting burial of the rugged underlying surface; the thickest sections occupy paleovalleys and any of the three lowermost units may directly overlie limestone or be locally absent. The succeeding units become relatively continuous sheets above the level of the highest paleo-hills.   Rhyolite cobbles from the basal conglomerate in the West Camp yielded U/Pb zircon dates of 42 Ma., and welded ash-flow tuffs higher in the section yielded dates of 39 and 37 Ma.~~

~~The Capping Series are separated by a slight angular unconformity from a thick section of variably welded mid-Tertiary silicic ash-flow tuffs erupted from the Santo Domingo Caldera that lies at the south end of the Sierra Santa Eulalia. The Santo Domingo Caldera is resurgent and consists of a 10 km. diameter, 900 m. thick section of intracaldera rhyolite ash-flow tuffs consisting of five major cooling units of moderately to densely-welded, lithic and crystal-rich ash flow tuffs. These range from pumice-crystal tuffs to lithic-rich, crystal-poor tuffs.  The youngest ash-flow erupted from the caldera yielded a K/Ar date of 31.7 Ma.  The ring-fracture zone is well defined and deeply enough eroded to expose the Capping Series rocks that floor the caldera. Several autobrecciated rhyolite flow domes and dikes occur within, and just north of the ring-fracture zone. The outflow sheets are best exposed to the south and northwest of the resurgent dome. They are generally only moderately welded and range up to about 100 m. in thickness.  Vesicular basalt flows overlie the outflows along the western and southwestern margins of the caldera.  No Santo Domingo Caldera-related volcanic rocks directly overlie mineralized areas.  A possible genetic relationship between the caldera and mineralization is suggested by the 31.7 Ma. date for the youngest ash-flow and the 32 Ma. date for late intramineral lamprophyre dikes.~~

~~Intrusive Igneous Rocks~~

~~Eleven intrusive igneous rocks are found within the district. Crosscutting relationships indicate that two are pre-mineral, three are pre- or intra-mineral, and the remaining six are indeterminable.~~

~~Quartz Monzonite: Four deep diamond drill holes under the West Camp penetrated up to 65 m. into a greenish, medium-grained, equigranular holocrystalline quartz monzonite.  The rock yielded a potassium-argon plagioclase date of 37.8 Ma., which is probably a minimum age.  The only alteration that appears to have been caused by the quartz monzonite is a 10 cm. thick zone of massive vesuvianite that replaced the enclosing anhydrite. There is no evidence for endoskarn development in any of the four holes.~~

~~Basic dikes and sills: Dikes and sills of greenish, fine to medium-grained, aphanitic to porphyritic basic intrusive rock are widely exposed in both the West and East Camp mines and in limited outcrops west of the San Antonio Graben. K/Ar dating of plagioclase from two members of this group from the West Camp yielded dates of 37.5 Ma.  Although this date is very close to the 37.8 Ma. date obtained from the quartz monzonite, the differences in whole rock analyses suggest that they are probably not co-magmatic.Felsite sills and dikes: A complex series of flatly inclined felsite dikes and sills underlie, and occur within, mineralization throughout the depths of the West Camp. Some of these felsites are mineralized whereas others cut across ore and earlier felsites.  A group of similar mineralized felsite dikes occupies the core of the bilaterally symmetrically zoned East Camp skarns.  No post-mineral felsites are known in the East Camp. Intrusive breccias associated with these felsites in both camps appear to have been emplaced during mineralization. The~~East and West Camps of the Santa Eulalia District contain continuous, zoned mineralization and alteration concentrated on the east and west flanks of a southerly-plunging anticline.  Mineralization in both camps occurs in the same stratigraphic interval in close temporal and spatial relationship ~~of many of these felsites to mineralization throughout the district suggests a close link between them.  All the felsites show highly contorted, fine-scale, flow-banding.  K/Ar potassium-feldspar whole-rock dates from two West Camp felsites yielded dates of 26.6 Ma., but the felsites are cut by lamprophyre dikes that yield single mineral K/Ar dates of 32 Ma., indicating the felsite whole-rock age is reset.  East and West Camp felsites have nearly identical chemical compositions and REES patterns, suggesting that the two suites are probably co-magmatic.~~

~~Numerous drill holes and mine workings, allowing an accurate picture of their morphology, have cut the West Camp felsites.  They coalesce towards the southeast and form a single body underneath the Bastilles Trend. An additional felsite body occurs below the Zubiate Orebody in the southeastern West Camp, which is evidently separate from those in the main part of the West Camp.  The felsite dikes of the East Camp are a series of southwest to northeast en echelon bodies 4 – 10 m. in width, which overlap by up to 40 m., and are referred to~~

 ~~collectively as the "San Antonio Dike".  These dikes have an overall strike length of over 1.5 km. and trend parallel to the strike of the San Antonio Graben. The principal ore-related members of this group cut across the grabens West Fault at depth, follow it for several hundred meters, and then cut into the center of the graben. The terminations of all the felsite dikes exposed within the San Antonio Mine pitch north at 45-60 degrees.  Coupled with the southwest to northeastern echelon overlap, this suggests emplacement from the south and west.~~

~~Lamprophyre dikes: The Potosi and Mina Vieja Dikes are N60E-trending lamprophyre dikes with steep westerly dips that crop out in the south and north parts of the West Camp, respectively.  The lamprophyres cut across the diabase and felsite sills and the intrusive breccias, and are mineralized or altered where they abut the orebodies.  K/Ar dating of hornblende and plagioclase from the Potosi Dike yielded a date of 32.2 Ma. +/- 0.4 Ma.~~

~~Other Intrusives: Several other felsites and related porphyritic intrusive rocks occur in the West and Middle Camps.  Most are not known to be associated with mineralization but several display features that may be very important to unravelling the timing and genesis of the ore-related felsites.~~

~~Sierra Santa Eulalia Structure~~

~~The Sierra Santa Eulalia is a single, roughly NNW-trending elongate horst block, bounded by post-mineral Basin and Range normal faults. The sierra is composed of five principal structural elements:~~

~~1.~~

~~Santa Eulalia Anticline: The Cretaceous strata of the district are warped into a broad, doubly plunging NNW-SSE-trending anticline or elongate dome. Dips to the east and west are generally less than 15 degrees.  All of the district mineralization occurs in the southerly-plunging end of the dome.~~

~~2.~~

~~Tilted and Warped Capping Series Rocks: The Capping Series is generally tilted 5 to 20 degrees to the southwest or west, but is locally horizontal or east-dipping along the west side of the San Antonio Graben.  This tilting is generally discordant in both strike and dip to the folding of the Cretaceous rocks.~~

~~3.~~

~~Santo Domingo Caldera: The curvilinear ring fracture zone faults of the Santo Domingo Caldera are well exposed along the northern, western and southern parts of the caldera.~~

~~4.~~

~~Moritos Block: The principal area of Santo Domingo Caldera outflow facies lies along the western limits of Guigui.  This area is a large normal fault block dropped down to the west along the Moritos Fault.  Magnetic and AMT surveys indicate that this fault has at least 500 m. of displacement.~~

~~5.~~

~~East Camp Block: The eastern side of the Sierra Santa Eulalia Anticline is truncated by a number of interconnected N55W, N70-75W, and N20E-trending normal faults with tens to hundreds of meters of displacement.  These include the faults of the San Antonio and Dinamita grabens. Most of the offset occurred along the NW-trending faults and these cut the Santo Domingo Caldera ring-fracture zone faults.~~

~~Deposit Types~~

~~Carbonate Replacement Deposits~~

~~Santa Eulalia is the largest of a number of similar Carbonate Replacement Deposits (CRDs) that define a belt running from Hidalgo to near the Chihuahua-U.S.A. border.  Chihuahua is very well endowed with CRDs and mining of these has been nearly continuous since the mid-16th Century.~~

~~Carbonate Replacement Deposits are Phanerozoic, high-temperature (>250 oC) deposits that comprise major pod, lens and pipe-shaped Pb-Zn-Ag-Cu-Au-sulfide orebodies that cut across their host carbonate rocks. They are dominantly composed of a simple assemblage of galena, sphalerite, chalcopyrite, arsenopyrite, pyrite and/or pyrrhotite with subordinate carbonate, sulfate, fluorite and quartz gangue. Calc-silicate or iron-calcic zinc or copper skarn deposits may or may not be present in any given system.  Both sulfide and skarn contacts with carbonate host rocks are razor sharp and evidence for replacement greatly outweighs evidence for open-space filling or syngenetic deposition.  CRDs are intrusion-centered systems, and sulfur, oxygen, carbon and lead isotope studies indicate a significant magmatic component to proximal CRD ore fluids. Sedimentary, basin brine and meteoric source~~

 ~~signatures become increasingly dominant with increased distance from the intrusive source.  Mineralization is associated with polyphase intrusions that evolve from early intermediate phases towards late, highly evolved felsic intrusions and related extrusive phases; the intrusions most closely related to mineralization are usually the most evolved phases.  These are not exposed in many districts, but are often encountered when the system is explored to depth.  Limestone, dolomite and dolomitized limestones are the major hosts with minor deposits in other calcareous sedimentary rocks.~~

~~Regionally, CRDs dominantly occur within deformed miogeoclinal carbonate rocks in tectonostratigraphic terranes underlain by ancient continental rocks, and they tend to occur in clusters that often correspond to major sedimentary depositional basins.  Many CRDs are located along platform margins or basement highs and along structures cutting basins.  CRDs generally occur in thick carbonate sequences, generally near the bottom of the section relative to the major ore-related intrusions.  Typically, mineralization occurs across a large portion of the local stratigraphic sequence, cutting a variety of facies, with exceptional development in certain beds or groups of beds.  Deposits close to basement or intrusions tend to be Cu-Zn (Au) rich, whereas deposits high in the section tend to be Ag-Pb-Mn rich.  Volcanic rocks that are contemporaneous with the deposit-related intrusions commonly cap the deposits.  Resurgent calderas may be genetically related to some CRDs.~~

~~The evolution of CRD-skarn systems in time and space, and the gradations seen in single orebodies or districts suggests that the various manifestations of the deposit type can be considered part of a spectrum ranging from: (a) stock contact skarns: formed against either barren or productive stocks; (b) dike and sill contact skarns; (c) dike and sill contact massive sulfide deposits; (d) massive sulfide chimneys; (e) massive sulfide mantos; and (f) epithermal veins (in some cases).~~

~~This conceptual framework allows examination of the mineralization, alteration, intrusion types, host rock and other characteristics of a given deposit and determining where it lies within the spectrum.  This framework can also help filter out similar systems that occur in the same region, but which are not CRDs.  This can be a powerful tool to guide exploration for additional mineralization in a given system, as it highlights constraints on the likelihood of additional mineralization and determination of the probable direction of fluid movement.   Transitions of orebody morphology and mineralogy and alteration zoning can be used to determine if mantos have been traced into chimneys, or sulfides to skarn.  Examination of the composition, geometry and controls on intrusion emplacement is essential to determining district zoning and level of exposure.  Perhaps most importantly, understanding of the host rock tectono-stratigraphy can allow rapid determination of the potential for more mineralization in the host section at depth or laterally in the known favorable beds, or in previously unconsidered host units.~~

~~Santa Eulalia Deposit Types~~

~~The Santa Eulalia District is the largest known Carbonate Replacement Deposit in Mexico.  The West Camp is dominated by elongate manto and chimney bodies localized by a complex interplay of lithology, structures, and intrusive bodies. The individual orebodies are elongate ribbon or pipe-like bodies up to 4 km. long and up to 1,200 m. in vertical extent.  These bodies were composed almost exclusively of massive sulfide ores, but small amounts of mineralized calc-silicate skarn were encountered in the deepest, southeasternmost portions of the Potosi Mine.  In contrast, the East Camp is characterized by tabular, calc-silicate dominated, zinc sulfide-rich chimneys that are zoned across the dike from a calc-silicate skarn to massive sulfide ores.  Smaller lead-rich massive sulfide manto bodies cut off this chimney at several levels, and several unusual tin-bearing carrot-shaped chimneys occur near the top of the system.The East and West Camps contain continuous, zoned mineralization and alteration closely associated in time and space to groups of apparently identical felsite intrusions.~~  to distinctive felsite sills and dikes.   Although the mineralization in the two camps does not overlap in space, both appear to have resulted from the evolution of persistent, pulsating, hydrothermal systems. ~~The morphology of the felsites~~  West Camp mineralization is characterized by highly elongate (up to 4 km long) mantos and chimneys dominantly composed of massive Ag-Pb-Zn-Fe sulfides.  These are clearly related in time and space to a series of felsite sills that thicken and coalesce to the southeast.   Only in the deepest, most proximal southeastern part of the West Camp has any garnet skarn been encountered.   In contrast, East Camp mineralization is dominated by tabular mineralized garnet-pyroxene skarn chimneys developed along the margins of a series of felsite dikes.  The skarn chimneys combine to form a composite skarn orebody up to 1,000 meters high and 2,000 meters long flanked by peripheral massive sulfide pods and mantos.  However, despite the sharp differences in mineralization style and gangue mineralogy, the sulfide mineralogy, temperatures of formation, fluid salinities, and sulfur isotopic characteristics of the two camps are virtually identical, indicating that these are different manifestations of the same hydrothermal system. The morphology of the ore-related felsites of both camps, coupled with mineralogical, metals content, metal ratios, sulfur isotope, and mineralization style, strongly indicates a common hydrothermal source ~~for the two camps~~.  This source appears to lie between the two camps, immediately north of the Santo Domingo Caldera in the Guigui Property area.

~~Mineralization and Alteration~~

~~West Camp~~

~~West Camp mineralization occurs in a roughly elliptical zone approximately 4 km. long from north to south, and 2 km. wide, east to west.  The fringes of the camp are marked by numerous thoroughly oxidized near-surface orebodies; the deeper ores are sulfides.  The majority of West Camp orebodies are elongate tubular or tabular manto and chimney bodies localized by a complex interplay of lithology, structures, and intrusive bodies.  These occur along near-vertical, laterally continuous, but vertically discontinuous linear zones referred to as "trends".  The trends are variably marked along their courses by discrete faults, obscure fractures, or apparently non-structure-specific elongate orebodies.  The N10W-N10E (referred to as N-S for simplicity) trends are the most important and host the majority of the camp's orebodies.  Two N60E-oriented trends also host significant orebodies.  Notably, structures defining these trends are readily observed in the limestones, but can generally only be traced into the Capping Series volcanics for short distances.~~

~~The overwhelming bulk of West Camp mineralization consists of massive galena, sphalerite, pyrrhotite and/or pyrite with lesser arsenopyrite and chalcopyrite in a minor (<5%) carbonate and fluorite gangue.  Grainsize ranges from 1 mm. to 5 cm. and varies widely on local and orebody-wide scales.  Large-scale, coarse banding, consisting of nearly mono-mineral sulfide layers that apparently cut across other sulfide layers, is common in mantos but is much less common in the chimneys.  Fine-scale mineralogical banding is common in both mantos and chimneys.  Although this banding is locally parallel to the walls of the orebody, especially in mantos, on a stope-wide scale the banding in both mantos and chimneys is highly complex and bears no relation to the enclosing wallrocks.~~

~~A small body of calc-silicate skarn occurs in the base of the Matona Chimney, one of a group of intrusion breccia-hosted orebodies in the deepest, southeastern most part of the West Camp.  The Matona skarn is composed of tremolite, actinolite, diopside, and garnet, with a gangue of manganoan-calcite, and fluorite.  Gold grades in the Matona skarn and nearby orebodies reach 2-5 g/MT, the only significant gold values outside the distal jasperoid halo.~~

~~Overall, West Camp orebodies form an interconnected network of mineralization that shows systematic changes of morphology, mineralogy, structural controls, and stratigraphic localization, upward and outward from the felsite sills that occur throughout the depths of the camp.  From the deep southern parts of the Potosi Mine to the northernmost fringes of the camp the overall orebody-structure sequence is: mineralization hosted in deep breccia bodies; sill contact mantos; fissure-related mantos; tabular and tubular chimneys; and elongate mantos.  The connectedness of mineralization throughout the West Camp indicates that the ore-fluids migrated along a remarkably well-integrated percolation network that extended from the deepest to the shallowest parts of the camp.~~

~~East Camp~~

~~East Camp Mineralization occurs in a N-S elongate zone roughly 1.5 km. wide and 4 km. long centered on the San Antonio graben.  This is a NNE trending feature with over 250 m. of displacement affecting both the Cretaceous carbonates and Tertiary volcanic rocks.  The graben was repeatedly intruded before and during mineralization by a series of felsic dikes~~

 ~~geochemically indistinguishable from those associated with ore in the West Camp.  Mineralization is dominantly in the form of a tabular, calc-silicate dominated, zinc-rich chimney that is zoned across the dike from a skarn assemblage to massive sulfide ores.  Smaller lead-rich massive sulfide manto bodies cut off this chimney at several levels, and several unusual tin-bearing carrot-shaped chimneys occur near the top of the system.~~

~~The skarn is zoned from proximal epidote-chlorite endoskarn affecting the felsite, to garnet-hedenbergite skarn, to an outermost hedenbergite-dominant exoskarn.  These skarns may have a sharp outer contact with limestone or grade into pods of normal sulfide ores.  Pods of nearly pure sulfides are also common within the skarn and garnet locally replaces sphalerite along fractures in these pods.  The contact between both skarn and normal sulfides with the enclosing limestone is either razor-sharp with some minor extensions along fractures or bedding planes, or marked by a narrow bleached and recrystallized selvage less than 5 cm. wide.~~

~~The skarn ores typically show banding parallel to the felsite dike margins in the epidote-chlorite skarn, but banding in the garnet-pyroxene skarn tends to be parallel to the enclosing limestone contact.  Large blocks of unmineralized limestone occur within the skarn, and locally have concentrically banded sulfides and silicates surrounding them.  Large areas of contorted banding are also common.~~

~~The East Camp shows metal zonation with respect to the West Fault of the San Antonio graben and the San Antonio Dike.  Comparable variations occur, at different scales, both horizontally and vertically.  Within the skarn-sulfide ores there is a downward increase in Cu, Zn, In, Bi, Co, F, As and Mo and an upward increase in Pb, Ba, S, Sb, W, Cd, Hg, V, and Ni.  The small orebodies along the southern San Antonio graben apparently contained more copper and gold than the remainder of the East Camp. The former presence of felsite is inferred for other areas where this epidote-chlorite assemblage is found.~~

~~District Scale Mineralization Paragenesis and Zoning~~

~~Both camps show transitions from continuous skarn and normal sulfide mineralization to concentric alteration halos over vertical distances of over 1 km. and horizontal distances of up to 5 km.  These transitions can be combined with the metals and metals ratio data to define the following overall zonation patterns for the two camps: (from depth, upward and outward).~~

~~West Camp~~

~~Zn-Pb-Ag (Cu, As) [Au]~~

~~Pb-Ag> Zn-Fe-Mn~~

~~Ag-Pb-Fe-Zn [Au]~~

~~Ag-Mn~~

~~Mn~~

~~Silicification~~

~~Fluorite + Quartz~~

~~East Camp~~

~~Zn-Cu (Au, In, As, Bi)~~

~~Zn-Pb-Ag (Cu, and very minor Sn)~~

~~Ag-Pb (Mn)~~

~~Sn-V  (Pb, Ag)~~

~~Mn~~

~~Silicification~~

~~Fluorite + Quartz (some fluorite may be proximal)~~

~~These are typical metal zonation patterns for many base metal deposits, especially skarns and high-temperature, carbonate-hosted Pb-Zn-Ag-Cu deposits.  The peripheral manganese halo is comparable to that noted for Irish-type systems and other Ag-Pb-Zn deposits.  The consistency of the pattern suggests that it reflects primary metals dispersion from a single large, pulsating hydrothermal system.~~

~~Alteration~~

~~Alteration including manganese-oxide mineralization, recrystallization, bleaching, silicification, jasperoid development, fluorite alteration, and calcite veining affects virtually all pre-mineral rock types in the district to some degree.  Although most of the alteration types were originally identified by previous workers, none was comprehensively mapped throughout the range before 1990.  Mapping showed that several types of alteration are widely developed and, combined with AMOM (as defined below) distribution, define zoned alteration halos that extend several kilometers around the West and East Camps.  These halos do not overlap, but both extend into Guigui.~~

~~Argentiferous Manganese-Oxide Mineralization~~

~~The mineralized areas of the East and West Camps are surrounded by non-overlapping, discontinuous halos of Argentiferous Manganese-Oxide Mineralization, referred to as "AMOM".  Limestone-hosted AMOM locally has high silver grades (>50 ppm) and has been mined as smelter flux.  Widespread areas of low-silver AMOM lie beyond the mineable zones so AMOM can best be considered transitional between mineralization and alteration.  The best developed AMOM occurs almost exclusively in the Finlay Limestone adjacent to, above, and/or below oxidized normal sulfide mantos and chimneys, silicate bodies, and skarns that lie within 400 m. of the surface.  However, minor amounts of AMOM have been found in the San Antonio Mine adjacent to unoxidized ores hosted by the Lagrima formation and oxide ores in the basal limestone Capping Series conglomerate.  AMOM is also widely developed in the Capping Series throughout the West and East Camps: it principally overlies zones of major orebodies. Its development is more spatially restricted than that of limestone-hosted AMOM, and it dominantly occurs as narrow fillings and coatings on NE-trending fractures.  It has been mined in several places where the fillings exceed 0.5 m. in width.~~

~~Fluorite Alteration~~

~~Fluorite replacement of limestone; open-space fillings of solution-rubble, and breccia voids; and impregnations volcanic rocks, occurs atop paleohills along the contact between limestone, or the basal limestone conglomerate, and overlying Capping Series rocks.  Fluorite alteration is best developed along the southern and western portions of the San Antonio Graben, and around the northern and eastern edges of the Middle Camp.  Discontinuous outcrops of fluorite alteration also occur between the southern Middle Camp and the abandoned fluorite prospects around Los Arenales within Guigui and at the Ventura Prospect.  The Ventura prospect lies in the southeastern corner of Guigui and encompasses a breccia body consisting entirely of very angular limestone fragments replaced by, and cemented with, clear yellow and purple fluorite.  This occurs along the contact between massive limestone and a rhyolite plug that was intruded along the intersection of the ring-fracture zone of the Santo Domingo Caldera, and the Central Fault of the San Antonio Graben.~~

~~Recrystallization~~

~~Fine to medium-grained recrystallization is the most common carbonate alteration type throughout the range.  Substantial zones of discontinuous and variably developed recrystallized limestone lie adjacent to many orebodies, but there is no consistent halo of recrystallization or marmorization surrounding ore in any part of the district.  The sparse limestone outcrops within Guigui are strongly recrystallized and infused with iron-oxides.~~

~~Silicification~~

~~Silicified limestone, consisting of complete cryptocrystalline quartz replacements with no addition of iron or other metals, is locally present adjacent to orebodies in the West and East Camps.  None of these areas is volumetrically important, nor can they be considered halos surrounding ore.~~

~~Jasperoid~~

~~Two types of jasperoid, consisting of interlocking mosaics of fine-grained quartz replacing limestone, occur in the district.  One is tan to gray in color and is found only as isolated brecciated outcrops with no geochemical signature.  The other jasperoid is a bright red, iron-rich (8-16% Fe), ore metal-bearing variety that is generally highly brecciated.  The red variety occurs within the mineralized zone, and also appears to define a discontinuous halo peripheral to mineralization. The physical and geochemical similarities of the red jasperoids suggests that all had the same origin.~~

~~Calcite Veining~~

~~Barren calcite veining is prominent throughout the district.  The veins range from 1 mm. to 3 m. in width, and cut ore, limestone, and the Capping Series.  The largest are a series of 1 - 3 m. wide veins that fill large open fractures in the limestone throughout the northern part of the Sierra Santa Eulalia.  These contain no significant amounts of metals.~~

~~Argillic Alteration~~

~~The Capping Series volcanic rocks are locally clay-altered, bleached and chloritized throughout the district.  This alteration appears to be most pervasive around the mineralized centers of the West and East Camps and in the central part of Guigui.  The degree of alteration of a given Capping Series unit is strongly dependent on its composition, competence, thickness and position relative to the underlying volcanic units and limestone.  Thus, the competent rhyolite welded ash-flow tuffs and pumiceous tuffs closest to the limestone contact and below the lowermost andesitic tuff bed are more pervasively altered than the units above it.  This tuff appears to have been an effective barrier to all types of ascending altering and mineralizing fluids.~~

~~Within Guigui, the Tw3 welded tuff and underlying units are moderately to pervasively argillically altered.  This includes the volcaniclastic conglomerates, but it is largely the matrix of these that is altered rather than the limestone fragments.  On a cut surface, the argillic alteration is obvious, but on a rubbly residual accumulation surface it is not.  The central part of Guigui, where the majority of the AMT lines were run, is the most pervasively altered which shows up strongly on satellite images.~~

Exploration efforts to test these concepts have included reconnaissance and detailed geologic and alteration mapping, geochemical sampling, and Gravity, Magnetics and Audio Magneto Tellurics (CSAMT and NSAMT) surveys.

~~Exploration~~

~~Recent District Exploration Activity~~

~~Geologic Mapping~~

~~Cascabel’s exploration work began with 1:10,000 outcrop geologic mapping of the Guigui Claims, expanding on 1:50,000 reconnaissance mapping done previously.  This was accomplished via Landsat image analysis, 1:40,000 Black and White air-photo analysis, and 1:10,000 scale geologic mapping.~~

~~Geochemistry~~

~~Forty-three rock chip outcrop and selected prospect dump geochemical samples have been taken throughout Guigui [24] and the adjoining parts of the district [19].  The Guigui samples were prepared and assayed by conventional AA and multi-element ICP geochemical techniques at American Assay Laboratories in Reno, Nevada USA.  District samples were taken~~

 ~~during Megaw's (1990) dissertation mapping.  Samples show weak to moderate anomalies in Ag, Pb, and Zn, with locally strong anomalies of Mn.~~

~~Geophysics~~

~~Four separate geophysical surveys have been run over the Guigui Claims (including Faisan and Arenales) to locate the inferred source stock beneath the Capping Series volcanic cover that blankets the claim.  The goals included: (1) determining the depth to the stock; (2) determining the level of emplacement of the stock in the stratigraphic section; (3) determining the thickness of the Capping Series; and (4) locating mineralization and/or alteration directly.  The surveys include Gravity, Magnetics, and two CSAMT and CSAMT/NSAMT surveys.  The AMT survey lines were located on the basis of the gravity and magnetic surveys using two different interpretations based on two different organizations' processing the data.  No surveys have been performed over the Guigui 2, 3 or 4 Claims.~~

~~Gravity~~

~~A combined gravity and ground magnetic survey of the Guigui Claims was conducted in 1992.  The work covered the Guigui Claims and extended a single line across the San Antonio Graben to the east of the Guigui limits.  A total of 493 gravity stations were read.  They followed an irregular pattern that caused significant problems in data processing, but nonetheless resulted in a usable gravity map of the Guigui.  Data reduction and terrain corrections were performed in the Geophysics Laboratory at UTEP.  The data show significant gravity variations dominated by a broad elongate gravity high running through the centre of the Guigui Claims with flanking lows.  The lows encompass several local highs.  The San Antonio Graben also shows up as a strong anomaly.  The data were interpreted as indicating the presence of an intrusive body in the centre of Guigui (the high) surrounded by limestone and variable thicknesses of volcanic rocks.~~

~~Gravity data was subsequently reprocessed and reinterpreted.  Maps show substantially similar overall gravity patterns, but with a significant eastward shift in the location of anomalies.  The elongate central high was interpreted as reflecting limestone comprising the axis of the Santa Eulalia Anticline, and the flanking lows as variable thicknesses of Capping Series rocks and/or possible intrusion centres.~~

~~Magnetics~~

~~Combined gravity and differential ground magnetic survey of the Guigui Claim were performed in 1992.  The initial goal was to have a coordinated gravity and magnetic survey on 250 m. grid spacings across the property, but the two were run separately.  The magnetic survey was done with a hip chain on N-S compass lines with magnetic readings taken every 250 m.  A total of 518 readings were taken.  A single line was run across the San Antonio Graben to the east of the Guigui limits.  Despite the different sampling patterns, many magnetic stations coincide with gravity stations.~~

~~The data show a number of local magnetic highs and lows as well as dipole anomalies.  There are strong positive anomalies associated with the San Antonio Graben and the westernmost area of downfaulted Guadalupe Block caldera outflow facies volcanic rocks is a very well defined magnetic high.  The central part of Guigui contains a number of magnetic highs and dipole anomalies.  The most notable group of magnetic highs and dipole anomalies define a roughly circular string of anomalies about 1.5 km. in diameter.  These were interpreted as magnetic mineralization lying to the west of an intrusion (inferred from the gravity data) and as magnetic mineralization surrounding an intrusion centre.~~

~~Audio Magneto Tellurics~~

~~Two lines of CSAMT were run over a combination of features interpreted from the gravity and magnetic data processing. The lines were oriented NNE-SSW and were run across the westernmost cluster of magnetic anomalies adjoining the gravity feature interpreted as a possible intrusion.  Line 1 was 3,375 m. long and ran from the west side of the Guadalupe Fault to the flanks of Cerro La Campana.  Line 2 was located 500 m. farther east and ran 3,300 m. from the Guadalupe Fault to a point 500 m. from the Los Arenales Fluorite mine.~~

~~The lines showed a thin surface conductor, interpreted to be Capping Series volcanic rocks less than 200 m. thick, overlying a broad nearly unbroken resistor, interpreted to be the underlying limestone.  The Guadalupe Fault shows up exceptionally well and shows that volcanic rocks to the west of this fault are at least 500 m. thick.  A few vertical discontinuities occur along the lines, but only the northeasternmost end of Line 2 shows strong conductors associated with these discontinuities.  There is no feature resembling a possible intrusion revealed by these lines.~~

~~A further 15,000 m. of CSAMT were run in four lines.  The results correlate well with surface mappable features and indicate several buried drill targets.  Line details and major features are:~~

~~Line A:~~

~~2,750 m. long and oriented NNE-SSW, nearly parallel to Line 2, but 500 m. farther east.  Runs from centre of Guigui, across Los Arenales Fluorite Mine, and into the southern end of the Middle Camp (at the former northern limit of Guigui group).  Line shows thin (<200 m. thick) surface conductor interpreted as the Capping Series volcanics and a series of vertical discontinuities with associated conductors.  The Arenales Fault is one of these features and a moderate conductor roughly coincides with the Los Arenales Fluorite Mine.~~

~~Line B:~~

~~5,250 m. long and oriented NE-SW, lies south and east of Line A.  Runs from 400 m. east of the southern end of Line 2 across the centre of the gravity-inferred intrusion and two of the surrounding magnetic anomalies to the eastern flank of the San Antonio graben.  Line shows thin (<200 m. thick) surface conductor interpreted as the Capping Series volcanics and a series of vertical discontinuities with associated conductors.  One discontinuity roughly coincides with the second strongest conductor on Line D, but is not as conductive.  In one place, highly resistive rocks reach almost to the surface on Line B.  This lies 20 m. from a surface exposure of limestone confirming the utility of using the AMT data to determine the thickness of the Capping Series. The strongest combined vertical discontinuities and conductors occur along the western flanks of the San Antonio Graben and have been interpreted as being faults parallel to this major feature.  The Dinamita Graben is the surface expression of one of these parallel structures and is well marked with alteration and mineralization where limestone is exposed on the surface 2 km. farther north along this trend.~~

~~Line C:~~

~~3,900 m. long and oriented ENE-SSW, running from the northeastern end of Line B across the San Antonio Graben.  Line shows thin (<200 m. thick, thickening to 350 m. under large hill composed of Capping Series volcanics) surface conductor interpreted as the Capping Series volcanics.   Shows several combined vertical discontinuities and conductors occur along the western flanks of the San Antonio Graben in the area where it crosses Line B.  The San Antonio Graben faults proper do not appear, as their topographic expressions are cliffs over which the survey could not be run.~~

~~Line D:~~

~~3,200 m. long and oriented NNW-SSE parallel to the main axis of West Camp mineralization and geologic vectors.  Run across the centre of the gravity-inferred intrusion and 4 magnetic highs lying along the eastern flank of this feature.  Essentially parallel to schematic long-section from West Camp to Santo Domingo Caldera.  Line shows thin (<200 m. thick) surface conductor interpreted as the Capping Series volcanics.   Shows vertical discontinuity at caldera ring-fracture zone and in several other places north of this.  The most prominent feature on the line is a strong cluster of conductors from 200 - 600 m. beneath the surface that from a bell-shaped anomaly.  An additional strong conductor lies on a vertical discontinuity 500 m. farther north, just past where Line B crosses Line D.  These combined features can be interpreted as a stock surrounded by conductive mineralization and bear remarkable resemblance to the schematic geologic long-section.~~

~~The results of the six AMT lines were combined into a series of depth slices that show the location of vertical discontinuities and conductors to depth.  These also indicate to which side of the line a conductive anomaly may lie; an important feature given the ability of strong off-line conductors to influence AMT results.  The features on Line D that resemble the conceptual target, and the anomalies associated with the western side of the San Antonio Graben (Lines B and C) that may reflect continuation of East Camp mineralization along the graben and related structures.~~

~~Metallurgical Testwork~~

~~No metallurgical studies have been undertaken.~~

These geologic and geophysical results were the basis for permitting a 6-12 hole-drilling program in 1998.  However, a significant additional area (>400 hectares in the Guigui 2, 3 and 4 claims) has been recently added to the claim package and it is recommended to advance the ~~Guigui 2, 3, and 4 claims~~newly acquired ground to the same level of knowledge prior to drilling.  This should include detailed geologic outcrop mapping with particular attention paid to the areas between Guigui and the known West Camp mining areas and the approximately 1 km long portion of the San Antonio Graben that lies within Guigui 2.  This mapping should be accompanied by geochemical sampling of all mineralized and altered outcrops.  Additional NSAMT and/or CSAMT geophysical lines should be run over targets identified by the above geologic mapping and consideration should be given to geophysically refining the previously identified targets within Guigui prior to drilling.

Environmental Surveys

The only environmental surveys done on the Guigui ~~Claims~~Property to date are those required for drill permitting.  These include inventories of floral and faunal species and an assessment of the impact of road building for drilling.

The only surface disturbances in the claim are small prospect pits from which there has been no production and three old fluorite workings.  There are no inherited environmental liabilities from these disturbances.

Drilling

No drilling has been done within Guigui proper.  However, the 12 initial targets permitted for Advanced Projects remain to be drilled.  The permits are in the name of Cascabel and have been renewed annually since 1998.

~~Sampling, Analysis and Security~~

~~Forty-three rock chip and dump samples of altered and mineralized materials were taken throughout the Guigui and adjoining areas and subsequent reconnaissance and detailed mapping phases.  Field samples were located on 1:10,000 topographic maps, bagged and tagged for shipping.  Samples were stored under lock and key in Cascabel’s Chihuahua field office and periodically shipped to Tucson, Arizona for assay by American Analytical Laboratories ("AAL").  AAL prepared the samples by crushing, homogenizing, splitting, grinding and final splitting for analytical pulps.  Pulps were flown to Reno, Nevada for atomic absorption analysis for Au, Ag, Pb, Zn, Cu, As, Sb, Mn.~~

~~Bulk rejects and assay pulps were discarded in 1998.~~

~~Analytical results from AAL were provided as written hardcopy and reviewed for quality and coherence.  No clerical errors were found in laboratory reporting.~~

~~Mineral Resources and Mineral Reserves~~

~~The Guigui remains at an early exploration stage.  No data have yet been generated from which to estimate resources and reserves.~~

~~Interpretation and Conclusions~~

~~Mineralization is concentrated on the east and west flanks of a southerly-plunging end of the Santa Eulalia District anticline and shows striking similarities and differences between the East and West Camps.  Mineralization occurs in the same stratigraphic interval in both camps, but extends into the basal part of the Tertiary section in the East Camp.  Mineralization in both camps occurs in close temporal and spatial relationship to felsite bodies, but these felsites are sills in the West Camp and a series of dikes in the East Camp.  West Camp mineralization is controlled by sill contacts at depth and higher by a series of fissures that become increasing obscure upwards.  East Camp mineralization occurs along the contacts of dikes emplaced along faults related to a throughgoing graben system that suffered intra-mineral movements.  Mineralogical contrasts are strong between the two camps:  West Camp~~

 ~~mineralization is dominantly composed of massive sulfide ores, whereas East Camp mineralization is dominated by garnet-pyroxene skarn.  However, despite the sharp differences in ore controls and gangue mineralogy, the sulfide mineralogy, temperatures of formation, fluid salinities, and sulfur isotopic characteristics are virtually identical, leading to the interpretation that these are different manifestations of the same hydrothermal system.~~

~~The East and West Camps of the Santa Eulalia District contain continuous, zoned mineralization and alteration closely associated in time and space to groups of apparently identical felsite intrusions.  Although the mineralization in the two camps does not overlap in space, both appear to have resulted from the evolution of persistent, pulsating, hydrothermal systems. The morphology of the felsites coupled with mineralogical, metals content, metal ratios, sulfur isotope, and mineralization style, strongly indicates a common hydrothermal source for the two camps.  This source appears to lie between the two camps, immediately north of the Santo Domingo Caldera in the Guigui Claims area.~~

~~It appears that the zones exposed in the two camps overlap.  The West Camp has been explored downward from massive sulfides to calc-silicate skarn, whereas the East Camp has been traced outward from skarn to massive sulfides.  Santa Eulalia and other high-temperature carbonate-hosted deposits have been interpreted as comprising a group of related deposits that define a spectrum that ranges from stock contact skarns, to dike and sill contact skarns, to dike and sill contact massive sulfides, to massive sulfide mantos and chimneys.  Entire deposits may display a single part of the spectrum, or single orebodies may cover a wide part of the spectrum.  Applying this model to Santa Eulalia suggests that the two camps are less different than they appear, and tracing East and West Camp mineralization back towards their inferred plutonic source is justified.~~

~~The work done to date at Santa Eulalia indicates that this probable intrusive centre lies concealed under volcanic cover adjacent to the historic mining centres within the Guigui Claims.  If this intrusion reached sufficiently high into the stratigraphic section to reach the limestones, this intrusion could be the centre of substantial additional stock contact mineralization of the style seen in deposits such as San Martin, Zacatecas.~~

Recommendations

Existing Guigui Drill Targets

Six major targets have been identified and permitted within the Guigui ~~Claims~~Property.  The overall program is based on projection into Guigui of the mineralization vectors from the known mining areas, the AMT data, and alteration distribution.  The CSAMT data indicate that the tops of the conductors are not more than 350 m. deep, but they should be drilled to a depth of 450 ~~–~~- 500 m.  Further, if the CSAMT data do not reflect the depth to the tops of the conceptual targets (or if they~~’re~~ are altogether misleading), either hole 1 or 2 should be drilled to a 800 ~~–~~- 1000 m. depth to determine if intrusive rocks with associated skarn exist in this geologically indicated target area.  The hole locations are based on a combination of geology, CSAMT/AMT, magnetics, gravity.  The targets lie greater than 300 m. below the surface and are controlled by high angle features, which, combined with topography, means angle holes are required to test the targets effectively.  Many appear to reflect multiple parallel structures so the exploration program was designed so that the holes will cut several of these structures, lengthening the drill hole depth.   Sections for each hole have been generated.  ~~The targets are:~~

~~1.~~

~~[600 m.] To test major inferred stock-contact CSAMT target on Line D from the south.~~

~~2.~~

~~[600 m.] To test major inferred stock-contact CSAMT target on Line D from the north.  Either 1 or 2 should be drilled to 750 m.~~

~~3.~~

~~[650 m.] To test West Fault of the San Antonio graben within Guigui.  This is the major ore-hosting feature in the San Antonio Mine 2.5 km. to the north and is the target of IMMSA drilling over the last few years.~~

~~4.~~

~~[500 m.] To test strong AMT conductors and mag anomalies just west of San Antonio Graben (Hole 3) in area of Line B and C intersection.  This may reflect mineralization similar to recently rumored high-grade bodies found by IMMSA drilling to the west of the San Antonio Graben.~~

~~5.~~

~~[500 m.] To test the area under Los Arenales Fluorite Mine.  This is the area most proximal to the West Camp, it is directly in line with projection of felsite source and is an area characterized by mineralization and alteration. AMT conductor exists also, but is weaker than for Holes 1 - 4.~~

~~6.~~

~~[750 m.] To follow up best holes of 1 - 5 or new area(s) indicated by work in Guigui 2, 3, and 4.~~Total of the exploration drilling needed to test the known targets is 4,250 meters.

~~Proposed Drilling Program~~

~~The following are recommended to reduce exploration costs and risks:~~

~~1.~~

~~Collar the drill holes with reverse circulation at least to the base of the Capping Series (200 – 250 m.) if not the capacity of the equipment (about 300 m.).  Drill core from this point down or at any point where mineralization is encountered. This will result in a substantial savings in drilling expenditures.~~

~~2.~~

~~Consider additional NSAMT work.  This method appears to have outlined structures with associated conductors quite well.  Additional lines, especially in areas of indicated targets, might significantly improve target concepts cheaply.~~

~~Prior to drilling within the Guigui area, it is recommended to advance the Guigui 2, 3, and 4 claims to the same level of knowledge as Guigui.  This should include:~~

~~1.~~

~~Geologic outcrop mapping of the Middle Camp portions of Guigui 2,3, and 4 at 1:10,000.  This should yield improved understanding of both areas in a district context and potentially identify drill targets in areas between Guigui and the known West Camp mining areas.  This should be accompanied by geochemical sampling of all mineralized and altered outcrops.~~

~~2.~~

~~Geologic outcrop mapping of the portion of the approximately 1 km. long portion of the San Antonio graben that lies within Guigui 2 at 1:10,000.  This should include careful examination of the location of Grupo Mexico drill holes in this area and will probably yield immediate drill targets.  This should be accompanied by geochemical sampling of all mineralized and altered outcrops.~~

~~3.~~

~~Additional NSAMT and/or CSAMT lines should be run over targets identified by the above geologic mapping.  This should include the new targets and refinement of previously identified targets within Guigui.~~

Recommended Work Program and Budget

Following the above considerations, it is recommended that the first exploration phase focus on mapping, sampling and geophysics in the Guigui 2, 3 and 4 ~~Claims~~claims and adjoining portions of Guigui.  Drilling the best targets in the combined areas should follow this.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics and support	$5,000
Field Mapping (2 man teams for 60 days)	35,000
Sampling	10,000
Geophysical line preparation	10,000
Geophysics	165,000
Final report and ongoing quality reporting	20,000
Sub-Total	$245,000
Value Added Tax (VAT) @15%	$36,750
Total	$281,750

The Company has commenced the mapping portion of this program. To September 30, 2003, approximately $145,733 has been spent on the Guigui Property. A Phase II program will build on the work done during Phase I. The Phase I data will direct the exploration for Phase II.

Testing the ~~6~~six proposed targets will require 4,250 m. of drilling at an estimated cost of $850,000.  Drilling can commence immediately within Guigui.  Minor permit expansion and refiling will be necessary for Guigui 2, 3, and 4.  The following general drilling budget is proposed for Phase II:

Item	Amount
Logistics and support	$5,000
Road work	20,000
Drilling and support for 4,250 meters of drilling @ $200 per meter	850,000
Assaying	20,000
Environmental remediation and review	40,000
Final report and ongoing quality reporting	20,000
Sub-Total	955,000
Value Added Tax (VAT) @15%	143,250
Total	$1,098,250 (1)

Note: (1)

The Company only intends to incur such expenditures as Lagartos is contractually required to incur, which during the first 12 months is an option payment of US$50,000 on Exchange acceptance (which has been paid) and expenditures of US$100,000 ~~within 12 months following such acceptance.~~by April 21, 2004. In order to incur all of the expenditures recommended in Phase II, the Company will have to raise further financing.

NONE OF THE MINERAL PROPERTIES IN WHICH THE COMPANY HOLDS AN INTEREST ARE KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5. Operating and Financial Review and Prospects.

~~ITEM 5.~~ ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company~~’~~'s main objective is to acquire mineral properties, finance their exploration and, if warranted, develop and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  The Company is aiming to develop its properties to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred resource property expenditures of $~~1,214,691~~1,394,153 at ~~June~~September 30, 2003 compared to $116,552 at December 31, 2002 and $Nil at December 31, 2001.  During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development  (See ~~“~~Item 4. ~~–~~ Information on the Company~~”~~).  In August 2002, the Company entered into an agreement to acquire mineral properties and an operating subsidiary in Mexico.  During 2003, the Company commenced the exploration of its mineral properties in Mexico.  This commencement of business in Mexico resulted in the Company incurring the deferred resource property expenditures described above.  The recoverability of the deferred expenditures is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labour and capital costs.  We cannot assess the monetary impact of these factors at the current stage of our properties.  The dollar amounts shown as mineral property interests are direct costs of maintaining and exploring properties.  These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of our properties.  Although we have been successful in the past in raising funds, there is no assurance that we will be able to raise the necessary funds to meet our funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall affect upon the Company vary greatly and are not predictable.  See ~~“~~Item ~~3 –~~3. Key Information~~,~~ - Risk Factors~~”~~.

Operating Results

The discussion and analysis in this section compares the operating results of the ~~six~~nine month period ended ~~June~~September 30, 2003 to the ~~six~~nine month period ended ~~June~~September 30, 2002, the year ended December 31, 2002 to the year ended December 31, 2001, and the year ended December 31, 2001 to the year ended December 31, 2000 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17. Financial Statements.  At the present time, the Company’s expenses consist of primarily mineral property expenditures, professional fees, listing and sustaining fees, and general and administrative expenditures.   The Company presently has no production from its mineral properties and has no significant revenue items.

~~Six~~Nine Months Ended ~~June~~September 30, 2003 Compared to the ~~Six~~Nine Months Ended ~~June~~September 30, 2002

Interest income for the ~~six~~nine months ended ~~June~~September 30, 2003 amounted to $~~25,090~~47,317 as compared to $~~378~~605 for the same period in 2002.  Cash on hand during 2002 was low and as a result, interest income was likewise low.  During the first quarter of 2003, the Company was actively pursuing the completion of a Qualifying Transaction and a financing by way of a public offering in Canada.  The acquisition of Lagartos was completed on January 15, 2003 and commencing on this date, the Company has consolidated Lagartos' financial position and results of operations in its financial statements. The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  Expenses for the ~~six~~nine months ended ~~June~~September 30, 2003 totalled $~~299,615,~~582,383, compared to $~~15,662~~50,886 for the same period in 2002.  The Company was not very active in the first half of 2002.  Increased activity levels combined with the filing of the Company’s Qualifying Transaction and Prospectus in April 2003 caused the Company to incur higher costs in the first half of 2003.  In particular, accounting, legal and filing fees were much higher than in prior periods.  Significant expense items in the first ~~half~~three quarters of 2003 were Accounting and Audit ~~–~~- $~~17,776~~64,570 (2002 - $~~3,210~~3,244); Legal - $~~38,026~~79,844 (2002 - $~~5,830~~19,644); Travel - $~~56,855~~81,761 (2002 - nil); Filing Fees ~~- $33,927~~paid to the Exchange and the British Columbia Securities Commission - $48,360 (2002 - $~~6,324~~22,888); Management and Consulting fees - $~~80,917~~156,459 (2002 ~~–~~- nil) and Shareholder Relations - $~~16,530~~39,692 (2002 ~~–~~- nil).  Other items related to general and administrative categories totalled an aggregate amount of $~~55,584 (2002 - $298).~~  111,697 (2002 - $2,033).  Of the $156,459 incurred for Management and Consulting fees during the nine-month period, $72,683 was paid to the Company’s President.  His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities.  The balance of $83,776 was paid to arm’s length consultants for services related to legal contract completions, project management, corporate administration and general services. The legal fees related to the completion of the Company's Qualifying Transaction and the travel expenses primarily related to visiting the Company's properties in Mexico.

The commencement of business activities in Mexico during 2003 resulted in the Company incurring resource property expenditures for acquisitions and exploration programs.  Mineral property expenditures for the ~~six~~nine-month period totalled $~~1,098,139~~1,394,153 as compared to $Nil for the same ~~six~~nine-month period in 2002.  Mineral property acquisition costs of $~~595,158~~1,222,114 were incurred in the first ~~half of 2003.~~nine months of 2003.  Of this amount, $530,000 was incurred by the issuance of 700,000 shares at a price of $0.50 per share and

 200,000 shares at the price of $0.90 per share,  while the balance was paid in cash.  For the same period in 2002 acquisition costs were $Nil.  Exploration expenditures for field work in Mexico for the ~~six~~nine month period totalled $502,981 as opposed to $Nil for the same period in 2002.  During the first ~~half~~nine months of 2002, the Company was not actively exploring any mineral property.

On July 16, 2003, the Company acquired 100% of the issued and outstanding shares of Lexington Capital Group Inc. whose main asset is its indirect interest in the Juanicipio 1 claim that encompasses the Juanicipio ~~property near Fresnillo, Zacatecas, Mexico~~Property.  Under the terms of the acquisition agreement, MAG~~,~~ paid the vendor US $250,000 and issued 200,000 shares of its common stock at a price of $0.90 per share.  By making this acquisition the Company is now in a position to eliminate the future option payment and work commitments relating to the Juanicipio ~~property~~Property.  (See ~~“~~Item 4. ~~–~~ Information on the Company ~~–~~- Description of the Business – The Juanicipio~~”)~~ Property).

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Interest income earned for the year has been reduced to $905 (2001~~:~~ – $8,810) due to a substantial reduction in cash for most of the fiscal year.

Accounting fees ~~are~~were higher than in the prior year as a result of the Company's reporting issuer status as a result of its initial public offering and its preparation for the completion of a Qualifying Transaction and ~~Offering~~  public offering in 2003.  Likewise, higher filing and transfer agent fees of $29,166 (2001~~:~~ – $7,925) also relate to the Qualifying Transaction and ~~Offering~~public offering.  Filing fees of $6,486 were paid in 2002 to the Exchange regarding the Lagartos transaction.  Finance and due diligence fees in the amount of $17,113 were paid to Raymond James Ltd. which had agreed to act as Agent for the Offering.  A further $936 was paid to the Exchange as a private placement filing fee.

Legal fees in the amount of $58,849 (2001~~:~~ – $16,100) have been incurred during the year, ~~part~~$6,014 of which ~~is~~was unpaid and owing at year-end.  The increased legal activity relates primarily to the Lagartos transaction and the Qualifying Transaction and ~~Offering~~public offering that was completed in 2003.

The Company has now concluded its involvement with its proposed investment in ADMC and has written off the remaining balance of $3,662 (2001~~:~~ – $248,758) after receiving ~~certain~~$16,338 in proceeds from the disposition of the ADMC assets.  The Company had originally estimated receiving $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2002 the Company incurred a loss of $122,631 ($0.08 per share) compared to the 2001 loss of $279,639 ($0.19 per share).  As discussed above, the most significant influence on the 2001 loss was attributable to the write off of $248,758 ~~loss arising from the ADMC transaction~~in operational advances to ADMC.

Expenditures for resource property interests in the year 2002 totalled $116,252 as compared to $Nil for 2001 and related principally to an initial option payment in the amount of US$50,000 (CDN$78,750) funded by the Company on behalf of Lagartos in connection with the Juanicipio Property.  The Company also advanced Lagartos $113,139 in working capital in 2002.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Interest income earned for the year 2001 was lower at $8,810 as compared to $13,425 for the preceding year due to a reduction in cash on hand and lower interest rates for most of the fiscal year.

Accounting fees of $11,080 for the year are comparable to $11,420 for the preceding year.  Filing and transfer agent fees in 2001 of $7,925 were higher than the $3,154 recorded in the preceding year due to an increase in regulatory filings related to the Company’s public listing.

Legal fees in the amount of $16,100 have been incurred during the year, as compared to $3,165 in the preceding year.  ~~Some of the~~Of these fees, $12,377 remained unpaid and owing at year-end.  The increase in 2001 related to the Company’s new status as a reporting issuer and its efforts to complete a Qualifying Transaction with ADMC.

The Company concluded its involvement with its proposed investment in ADMC in 2001 and wrote off $248,758 relating to the transaction in 2001.  No such write off occurred in the preceding year.  The Company estimated it would receive $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2001 the Company incurred a loss of $279,639 ($0.19 per share) compared to the 2000 loss of $5,641 ($0.00 per share).  As discussed above, the most significant influence on the 2001 loss was attributable to the $248,758 loss arising from the ADMC transaction.

Expenditures for resource property interests in the years 2001 and 2000 were nil.  Apart from the ADMC transaction, acquisition costs and advances were nil for both 2001 and 2000.

Liquidity and Capital Resources

~~Six~~Nine Months Ended ~~June~~September 30, 2003 Compared to the ~~Six~~Nine Months Ended ~~June~~September 30, 2002

Cash and cash equivalents at ~~June~~September 30, 2003 amounted to $~~4,413,331~~4,402,571 compared to $167,276 at December 31, 2002, the increase from December 31, 2002 primarily being the result of the issuance of 11,500,000 units of the Company for gross proceeds of $~~5,750,000.~~5,750,000 and warrants being exercised. Cash expenditures during the ~~six~~nine months ended ~~June~~September 30, 2003 resulted primarily from ongoing general and administrative expenses and costs related to the Qualifying Transaction and offering completed in April 2003, the acquisition of Lagartos and mineral property expenditures.

Accounts payable and accrued liabilities relating to legal fees ($2,530), finance fees, agency fees and mineral property expenditures totalled $~~118,365~~126,832 at ~~June~~September 30, 2003.

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from ~~the sale~~its public offering of 11,500,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from closing.  The Agents for the ~~Offering~~offering, Raymond James Ltd. and Pacific International Securities Inc., were granted warrants to purchase up to 1,150,000 shares of the Company at a price of $0.50 exercisable for a period of two years from the date of closing.  Commissions on the ~~Offering~~offering were paid to the Agents consisting of 10,000 shares and $460,000.  Corporate finance fees, legal fees and disbursements related to the offering totalled approximately $140,500.  Net proceeds to the Company from this financing were approximately $5,149,500.  Subsequent to the completion of this financing the Company has sufficient free working capital to meet present requirements and execute its business plan.  However, there is no assurance that additional funding will be available to the Company and the Company may again become dependent upon the efforts and resources of its directors and officers for future working capital.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash at December 31, 2002 amounted to $167,276, an increase of approximately $76,300 over the prior year's balance of $90,904.  Cash had been depleted during 2002 in part due to ongoing general and administrative expenses.  Cash increased as a result of two private placements that occurred in September and December of 2002.

Deferred financing fees at December 31, 2002 relate to amounts paid to Raymond James Ltd. pursuant to its agreement to act as Agent for the Company's ~~Public Offering~~public offering in April 2003.  A pre-payment in the amount of $7,500 was made towards Raymond James Ltd.'s internal costs and legal costs.  Management encourages the reader to refer to the description of its business above for information relating to transactions by the Company in relation to Lagartos.

The Company paid $78,750 (US$50,000) in connection with its acquisition of Lagartos during the fiscal year ending December 31, 2002.  Subsequent to the year-end, the Company paid the remaining US$5,000 owing to acquire a 99% registered and 100% beneficial interest in Lagartos.  During the year, the Company made ~~certain~~$32,013 in payments to the government of Mexico toward mining taxes owed in respect of properties held under option by Lagartos.  Further, as at December 31, 2002 the Company has paid fees totalling $37,802 to mining consultants and geologists to prepare ~~certain~~technical reports ~~and perform studies~~ on the Mexican mineral properties ~~of $37,802.~~.  These reports are in a form compliant with Canadian Securities Administrator's National Policy 43-101 and the requirements of the British Columbia Securities Commission.  The reports were filed with the Exchange and the British Columbia Securities Commission in relation to the Company’s April 2003 Qualifying Transaction and public offering in Canada.

Current liabilities of the Company at December 31, 2002 ~~consist~~consisted of amounts owing for legal services, consulting services, transfer agent fees and some office expenses.  The largest amount owing ~~is~~was for legal services provided during the period from October to the end of December in the aggregate amount of $22,124.

The Company ~~has~~ issued 2,400,000 special warrants in consideration for cash of $375,000 during the year ended December 31, 2002, which give the holders the right to convert them into common shares and common share purchase warrants for no additional consideration. Each common share purchase warrant is exercisable into one common share of the Company at exercise prices between $0.20 and $0.40 expiring between September 2004 and December 2004.

Option payments, exploration expenditures, taxes and maintenance expenditures for the Company’s Juanicipio ~~property~~Property are estimated at $1,202,872 (after the acquisition of Lexington Capital Group Inc. in July 2003 eliminated the requirement to make option payments to Minera Venus S.A. de C.V.) to the end of 2004.  Option payments, exploration expenditures, taxes and maintenance expenditures for the Company’s Don Fippi ~~property~~Property are estimated at $661,000 to the end of 2004.  Option payments, exploration expenditures, taxes and maintenance expenditures for the Company’s Guigui ~~property~~Property are estimated at up to $467,674 to the end of 2004.  General and administrative expenditures to April 2004 are estimated at $275,000 and to the end of 2004 are estimated at $482,000.  These estimated expenditures to the end of 2004 total $2,813,546.  After the April 15, 2003 ~~Offering~~public offering, and accounting for outstanding costs and the working capital deficiency at the time of closing, a balance of unallocated working capital amounting to $2,127,909 remains to partially satisfy the Company’s ongoing financial commitments.  The Company estimates that its existing working capital is sufficient to satisfy the Company’s cash requirements until the end of 2005.

The Company has no plans for further financings or offerings at the present time.  In the event that the Company requires additional working capital, it will most likely issue equity to raise those funds.  Should the Company require additional financing, and should it fail to raise those funds, the Company might then fail to meet its ongoing option payment, tax and exploration expenditure commitments, resulting in jeopardy to the Company’s tenure and title to or interests in its properties.  In the event the Company should face such a situation, the Company would seek to option its mineral properties to third parties on favourable terms, or liquidate its assets in an orderly fashion.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Company ~~has~~had $76,876 in working capital as at December 31, 2001 compared to $376,515 at December 31, 2000.  The decrease is related primarily to the Company's advances to ADMC in 2001, which were subsequently written off.  There were no other significant investing or financing activities.

The Company does not have any material commitments for capital expenditures.

Research and Development, Patents and Licenses

This section is not applicable to the Company.

Trend Information

~~There are no~~Other than the obligations under the Company's property option agreements set out in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

This section is not applicable to the Company.

Tabular Disclosure of Contractual Obligations

Contractual Obligations*	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	US$4,500,000	US$300,000	US$2,000,000	US$2,200,000	Nil
Guigui Property	US$3,000,000	US$150,000	US$1,650,000	US$1,200,000	Nil
Sierra de Ramirez Property	US$2,255,000	US$130,000	US$550,000	US$1,575,000	Nil
Adargas Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
Cinco de Mayo Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
TOTAL	US$13,755,000	US$980,000	US$5,600,000	US$7,175,000	Nil

* A description of the written and oral agreements pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business Overview.

Lagartos

Lagartos was incorporated in September 2001 and commenced operations in June 2002 when negotiations commenced leading to the Juanicipio Agreement.  Lagartos then entered into the Don Fippi Agreement and the Guigui Agreement.  The results of operations of Lagartos are consolidated into the financial statements of the Company commencing January 15, 2003.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment.  This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by the Company and others in the related area of interest and any changes in the status of the property.  When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from a sale or assignment of rights.  When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, the Company also refers to the other factors relevant for companies in the extractive industries.  These factors include unfavourable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located.  Furthermore, the Company concludes an event of impairment has occurred when any of the following conditions exist:

a.

the Company’s work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;

b.

exploration results are not promising and no more work is being planned in the foreseeable future; or

c.

remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment.  The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights.  The latter will often be indicated by offers that the Company or others have received for exploration rights in the same or similar geological area.  In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the writedown is the entire carrying value of the interest.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as development costs.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method.  Furthermore, under recent SEC guidance, the costs of acquisition of mineral property rights are considered intangible assets and should be amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets. As a result, under U.S. GAAP, the Company is amortizing the cost of the mineral property rights acquired in the Lagartos transaction on a straight line basis over a period of 12 to 17 months.

The Company’s financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.  ~~We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.~~

Differences between Canadian and United States Generally Accepted Accounting Principles

During the ~~six~~nine months ended ~~June~~September 30, 2003, net loss under Canadian GAAP was $~~274,525~~535,066 compared to a net loss of $~~1,645,506~~2,961,417 under US GAAP.  The difference relates to the expensing of exploration costs of $~~502,981~~1,356,351 under US GAAP which are capitalized as part of resource property interests under Canadian GAAP, the recording of amortization expense of $~~268,000~~470,000 related to mineral property rights acquired from Lagartos and the recording of compensation of $600,000 relating to shares held in escrow for which the conditions of their release have been satisfied during the period.

During the year ended December 31, 2002, net loss under Canadian GAAP was $122,631 compared to a net loss of $160,433 under US GAAP. The difference relates to the expensing of exploration costs of $37,802 under US GAAP.

There were no differences in the Company’s financial statements between Canadian GAAP and US GAAP for the years ended December 31, 2001 or 2000.

Under Canadian GAAP, exploration costs are capitalized until such time as management determines that the value of the resource properties are impaired or commercial production of the mineral resource properties commences. Under US GAAP, exploration costs are not capitalized until a feasibility study has been completed indicating the presence of economically mineable reserves.

Under US GAAP, costs of acquiring mineral property rights are considered intangible assets and are amortized over their estimated useful life which in the Company's case is the estimated period required to develop or further explore the mineral assets.

Under US GAAP, the satisfaction of conditions for the release of escrow shares is compensatory in nature.  Under Canada GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.

~~ITEM 6.~~ ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director's term of office expires at the next annual general meeting of shareholders.

All of our directors and senior management own, as a group, ~~3,180,300~~3,073,000 shares or ~~15.31~~13.31% of all of the outstanding shares as at ~~September 30,~~December 31, 2003.

Name, Age and Position Held	Director since	Principal Occupation During the Past Five Years
George Young, ~~51~~52 Director, President and Chief Executive Officer	March 31, 2003

April 2003 to present, President of the Company; Attorney with Pruitt Gushee & Bachtell from March 1998 to November 2002; previously Chief Executive Officer of Oro Belle Resources Corporation from September 1996 to March 1998

David G.S. Pearce, 48 Secretary, Director and Audit Committee Member	June 11, 1999

1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties

Eric H. Carlson, ~~44~~45 Director and Audit Committee Member	June 11, 1999

1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.

R. Michael Jones, ~~39~~40 Director and Audit Committee Member	March 31, 2003	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.

-	N/A

Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer of Platinum Group Metals Ltd.; 1998 to present, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers)

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

George S. Young (Age ~~51)~~52)

Mr. Young is the Company's President and Chief Executive Officer.  Mr. Young is an attorney and engineer by profession, formerly practicing law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah.  He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah and began his career at Kennecott Copper Corporation involved in the construction and start-up of a new copper smelter and later as general counsel and in management of major mining corporations and utilities.  Previous positions include the President, CEO and Director of Oro Belle Resources Corporation and General Counsel for Bond International Gold, Inc. Mr. Young is also currently a director of Bell Coast Capital Corp., an exploration company with properties in Mongolia, ~~and~~ is a director and president of Palladon Ventures Ltd., an exploration company with properties in Southern Argentina and is a director and officer of Fellows Energy Limited.

Mr. Young will devote approximately 95% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 48)

Since 1982, Mr. Pearce has been President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada. Mr. Pearce co-founded, jointly with Robert C. Thornton, Mega Entertainment Corp., a subsidiary of Mega Capital Corp., which had video retail operations in 29 locations and was sold to Rogers Cable in June 1994. Mr. Pearce has also been President of Palmer Beach Properties Inc. since January 1990, which is an investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of both Function Gate Hardware Ltd., which owns and operates a home hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler, British Columbia.

Mr. Pearce has been a director of Kruger Capital Corp., a public company listed on the Exchange and involved in ownership and financing of commercial real estate since December 1992.

Mr. Pearce devotes approximately 30% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Eric H. Carlson (Age ~~44)~~45)

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. (“Anthem”) since July 1994.  Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States.  Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Carlson devotes approximately 10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

R. Michael Jones (Age ~~39)~~40)

Mr. Jones graduated from the University of Toronto in 1985 with a Bachelor of Applied Sciences Degree in Geological Engineering. He is a professional engineer licensed in Ontario, Canada. He has worked in the mining industry since 1985 and is currently the President of Platinum Group Metals Ltd. His experience includes exploration and mining development and production in public companies since 1985.

Mr. Jones ~~will devote~~devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Frank R. Hallam (Age 43)

Mr. Hallam is a former auditor with Coopers and Lybrand (now PricewaterhouseCoopers).  He has extensive experience at the senior management level with several publicly-listed resource companies.  Mr. Hallam is the former President, CEO and director of New Millennium Metals Corp. In addition to serving as Chief Financial Officer and director of the Company, Mr. Hallam serves as the Chief Financial Officer and director of Platinum Group Metals Ltd. and of Derek Resources Corporation.

Mr. Hallam ~~will devote~~devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Compensation

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.  Certain information about payments to particular officers and directors is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
George S. Young President and CEO	2002 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
David G.S. Pearce Secretary and Director; Former President and CEO	2002 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil 100,000 (3)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Eric H. Carlson Director; former CFO	2002 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil 100,000 (3)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

2002 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

(1)

“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.  No SARs have been issued by the Company.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

These Options are exercisable at a price of $0.20 each until April 19, 2005.

George Young currently receives US$6,000 per month for services rendered in his capacity as the President of the Company.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on March 31, 2003.   Each of the directors continues to serve until the next meeting of shareholders to be held in 2004 unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).  Our directors are appointed annually at the annual general meeting of shareholders.  Our officers are elected by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors.  We have not formed a compensation committee.  The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets once per quarter. ~~We have not formed a compensation committee~~The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.

Employees

As of ~~September 30,~~December 31, 2003, we had a total of one full-time and six part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Share Ownership

Name and Title	Share Ownership (1)	% Share Ownership
George S. Young Director, President and Chief Executive Officer	~~620,000~~595,000	~~3~~2.58%
David G.S. Pearce Director, Secretary and Audit Committee Member	~~981,000~~1,005,000	~~5~~4.35%
Eric H. Carlson Director and Audit Committee Member	~~1,020,500~~975,500	~~5~~4.22%
R. Michael Jones Director and Audit Committee Member	~~458,800~~422,500	~~2~~1.83%
Frank Hallam Chief Financial Officer	~~100,000~~75,000	~~0.5~~0.32%
All Directors and Senior Management as a group	~~3,180,300~~3,073,000	~~15~~13.31%

Notes:
(1)

Includes options described in the table below as well as all warrants to purchase common shares of the Company.

Stock Options

The following options of the Company are presently outstanding:

Name	Position with the Company	Number of Common Shares under Option	Exercise Price	Expiry Date
George S. Young	Director, President and Chief Executive Officer	175,000 50,000 225,000	$0.50 $0.70	April 22/08 May 12/08
David G.S. Pearce	Director, Secretary and Audit Committee Member	100,000 75,000 50,000 225,000	$0.20 $0.50 $0.70	April 19/05 April 22/08 May 12/08
Eric H. Carlson	Director and Audit Committee Member	100,000 75,000 50,000 225,000	$0.20 $0.50 $0.70	April 19/05 April 22/08 May 12/08
R. Michael Jones	Director	175,000 50,000 225,000	$0.50 $0.70	April 22/08 May 12/08
Grace To	Consultant	75,000 50,000 125,000	$0.50 $0.70	April 22/08 May 12/08
Frank Hallam	Chief Financial Officer	75,000	$0.70	May 12/08
Marshall House	Consultant	30,000	$0.70	May 12/08
John Foulkes	Consultant	30,000	$0.77	July 9/08
Carrie Cojocari	Consultant	10,000	$0.77	July 9/08

~~ITEM 7.~~ ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at ~~September 30,~~December 31, 2003, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Date	Number of Common Shares	Percentage of Beneficially Owned
Common Shares	The Prudent Bear Fund, Inc.	~~September 30~~December 31/03	2,000,000	~~10~~8.7%
~~Common Shares~~	~~David G.S. Pearce~~	~~September 30/03~~	~~981,000~~	~~5%~~
~~Common Shares~~	~~Eric H. Carlson~~	~~September 30/03~~	~~1,020,500~~	~~5%~~

United States Shareholders

As of ~~October 6,~~December 31, 2003 we had ~~17~~18 registered shareholders with addresses in the United States representing ~~15~~13.23% of the then issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

In October 1999, the Company ~~issued~~raised $150,000 through the issuance of 1,500,000 Common Shares at the price of $0.10 per share to its directors and officers as follows:

Name of Beneficial Shareholder	Number of Common Shares
Dave Pearce, Director and Officer	500,000 (1)
Eric H. Carlson, Director	500,000 (2)
Robert C. Thornton, Former Director	300,000 (3)
James Speakman, Former Director	100,000 (4)
James L. Heppell, Former Officer	100,000 (5)
Total	1,500,000

Notes:

(1)

Of these shares, ~~300,000~~400,000 are registered in the name of ~~Mega Capital Corporation ("MCC"), which has since transferred such shares to~~ Palmer Beach Properties Inc.~~, 100,000 are registered in the name of~~  ("Palmer") and 100,000 are registered in the name of Mr. Pearce directly.  Palmer is a company beneficially owned by David Pearce, his wife and The Pearce Family Trust, the beneficiaries of which are Mr. Pearce's three children.

(2)

~~Of these~~These shares~~, 100,000~~ are registered in the name of ~~MCC, which has since transferred such shares to~~ Carmax Enterprises Corporation~~, and 400,000 shares are registered in the name of Carmax~~ ("Carmax"), a company beneficially owned by The Carlson Family Trust, the beneficiaries of which are Mr. Carlson, his wife and two children.

(3)

~~Of these shares, 100,000 are registered in the name of MCC which has since transferred such shares to Montana Ventures Corp. and 200,000~~These shares are registered in the name of Mr. Thornton directly.

(4)

Of these shares, 20,000 are registered in the name of James Speakman and 100,000 are registered in the name of Trenton Developments Ltd. ("Trenton"), the principal of which is the Speakman Family Trust, a trust established for the benefit of Mr. Speakman's wife and three children. Mr. Speakman is a former director of the Company.

(5)

These shares are registered in the name of Free Spirit Investments Ltd. ("Free Spirit"), a private company owned by Mr. Heppell and his wife.  Mr. Heppell is a former officer of the Company.

The above-described 1,500,000 Common Shares are held in escrow~~.~~ under an agreement dated November 9, 1999. The terms of the ~~Escrow Agreement~~escrow agreement provide that the Common Shares held in escrow are subject to the direction and determination of the Exchange.  Specifically, escrowed shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the consent of the Exchange. The ~~Escrow Agreement~~escrow agreement provides that the Common Shares will be released from escrow on a pro rata basis as to one-third on each of the first, second and third anniversaries of the completion by the Company of the Qualifying Transaction (~~being~~which occurred on April 15, 2003). Pursuant to the policies of the Exchange, in the event a holder of Common Shares held in escrow ceases to be a principal of the Company, the securities held by the escrow holder will continue to be released as set out above.  Upon the death of an escrow holder, the securities held by the escrow holder will be released from escrow and the escrow agent, Pacific Corporate Trust Company, will deliver all certificates evidencing such securities to the legal representative of the deceased escrow holder. In the event of bankruptcy of an escrow holder, the securities held by the escrow holder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Shares subject to escrow will be cancelled if not released within 10 years of the date of the escrow agreement.

On September ~~9~~9, 2002, the Company ~~issued~~raised $150,000 through the issuance of 1,500,000 First Special Warrants by way of a private placement at the price of $0.10 per First Special Warrant.  On April 3, 2003, each First Special Warrant was exchanged into one ~~common share~~Common Share of the Company and one First SW Warrant which entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.20 until September 9, 2004.  The following persons participated in the private placement of First Special Warrants:

Name of Related Party and Relationship	Number of First Special Warrants
Carmax Enterprises Corp. (Eric Carlson, Director, is a principal)	145,000
Frontier Financial Services Inc. (Gregory Dennie, Former Secretary, is a principal)	200,000
David Pearce (Director)	100,000
Trenton Developments Ltd. (James Speakman, Former Director, is a principal)	50,000
599143 B.C. Ltd. (R. Michael Jones, Director, is a principal)	50,000

On December 20, 2002, the Company ~~issued~~raised $225,000 through the issuance of 900,000 Second Special Warrants by way of a private placement at the price of $0.25 per Second Special Warrant.  On April 3, 2003, each Second Special Warrant was exchanged for one Common Share of the Company and one-half of one Second SW Warrant which entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.40 until December 20, 2004.  The following persons participated in the private placement of Second Special Warrants:

Name of Related Party and Relationship	Number of Second Special Warrants
Karen Carlson (wife of ~~director~~Eric Carlson, Director)	64,000
Barbara Pearce (wife of ~~director~~David Pearce, Director)	50,000
David Pearce (Director)	34,000
Robert Thornton (former Director)	16,000
Magallenes, S.A. (George Young, Director & President, is a principal)	20,000

George Young received 250,000 common shares of the Company and R. Michael Jones received 50,000 common shares of the Company as finders fees in connection with the Company's acquisition of Lagartos, which shares are also held in escrow under an agreement dated April 8, 2003.  The Company priced these shares at $0.50 per share.

Included in accounts payable at ~~July 31,~~September 30, 2003 is ~~$8,096~~Nil (December 31, 2002 - $8,931; December 31, 2001 - $Nil) payable ~~to either an officer or director, or companies affiliated with an officer or director~~in respect of management services provided to Platinum Group Metals Ltd., a public company of which R. Michael Jones is an officer, director, employee and shareholder, and Frank Hallam is a director.

George Young owes the Company $569 at September 30, 2003 for travel advances received but not spent at the quarter end.

For the nine month period ended September 30, 2003, George Young, the Company's President, received $72,683 in compensation for legal and management services, R. Michael Jones received $3,162 for consulting services, and Frank Hallam received $1,600 for consulting services.

During the nine months ended September 30, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company, which loan has been fully repaid, as well as $12,500 related to interest.

Interests of Experts and Counsel

None of the Company's named experts or counsellors were employed on a contingent basis, owns an amount of shares in the Company or of its subsidiaries which is material to that person, or has a material, direct or indirect economic interest in the Company.

~~ITEM 8.~~ ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our audited financial statements for each of the years in the three year period ended December 31, 2002, including our consolidated balance sheets, the consolidated statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are included in this Form 20-F.

The audited financial statements of ~~Minera Los~~ Lagartos~~, S.A. de C.V.~~ for the year ended December 31, 2002 and the period from September 7, 2001 to December 31, 2001, including the balance sheets and the statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are also included in this Form 20-F.

The audited consolidated financial statements of Lexington Capital Group Inc. for the period from July 22, 2002 to June 30, 2003, including the balance sheet, and statements of operations, of shareholders' equity, and of cash flows and the notes to those statements and the auditor's report thereon are also included in this Form 20F.

The unaudited pro forma consolidated balance sheet as at ~~June~~September 30, 2003 and statements of loss of the Company for the ~~six~~nine months ended ~~June~~September 30, 2003 and the year ended December 31, 2002 and the notes to those statements are also included in this Form 20F. These unaudited pro forma consolidated statements have been prepared by management of the Company to give effect to the combination of the Company, ~~Minera Los~~ Lagartos ~~S.A. de C.V.~~, Lexington Capital Group Inc. and related transactions on the basis of the assumptions described in the notes to the unaudited pro forma consolidated financial statements.

Significant Changes

Since December 31, 2002, the Company has completed its acquisition of Lagartos on January 15, 2003, completed its Qualifying Transaction on April 15, 2003 and commenced exploration on the Juanicipio Property.

~~ITEM 9.~~ ITEM 9. THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the ~~TSX Venture~~ Exchange (symbol:  MAG) since April 19, 2000.  Since then, the high-low stock range has been between $~~0.46~~0.04 and $~~1.75.~~2.65.  The closing price of our common shares on ~~September 30,~~December 31, 2003 was $~~1.59.~~2.32.

The ~~monthly~~annual high-low ranges for our common shares on the ~~TSX Venture~~ Exchange since ~~April 2003 is~~2000 are set out below, as well as the quarterly high-low range for the last two financial years.

~~Month~~Year	High	Low
~~September~~2003	$~~1.75~~2.65	$~~1.22~~0.48
~~August~~2002	$~~1.34~~0.17	$~~0.90~~0.04
~~July~~2001	$~~1.00~~0.35	$~~0.68~~0.05
~~June~~2000	$~~0.76~~0.70	$~~0.61~~0.20
~~May~~2003	~~$0.77~~High	~~$0.52~~Low
~~April~~ 	~~$0.61~~	~~$0.46~~
~~March~~1st Quarter	(1)	(1)
2nd Quarter	$0.77	$0.48
3rd Quarter	~~High~~$1.75	~~Low~~$0.70
~~June 03 – August 03~~4th Quarter	$~~1.34~~2.65	$~~0.61~~1.39
2002	High	Low
~~March 03 – May 03~~1st Quarter	$~~0.77~~0.17	$~~0.46~~0.07
2nd Quarter	$0.15	$0.05
3rd Quarter	$0.16	$0.04
4th Quarter	(1)	(1)

(1)

The shares of the Company were halted from trading from August 2002 until April 2003 pending the completion of a Qualifying Transaction.

The monthly high-low ranges for our common shares on the Exchange since August 2003 is set out below.

Month	High	Low
January	$2.45	$2.00
December	$2.65	$1.68
November	$2.55	$1.89
October	$2.00	$1.39
September	$1.75	$1.22
August	$1.34	$0.90

At ~~October 6,~~December 31, 2003, we had ~~20,772,440~~23,093,995 common shares issued and outstanding and held by an estimated ~~37~~40 owners of record.

The Company has not applied for listing on any American stock exchange.

~~ITEM 10.~~ ITEM 10. ADDITIONAL INFORMATION

Share capital

Our authorized capital consists of 1,000,000,000 common shares without par value of which 20,772,440 ~~common shares~~Common Shares were issued and outstanding as at September 30, 2003 and 23,093,995 Common Shares were issued and outstanding as of ~~September 30,~~December 31, 2003.

On October 5, 1999, the Company issued 1,300,000 common shares to the founders of the Company at the price of $0.10 per share in order to raise seed capital.  A further 200,000 common shares were issued at the price of $0.10 per share on October 27, 1999.

On April 19, 2000, the Company issued 1,500,000 common shares at the price of $0.20 per share pursuant to a public offering by way of a prospectus ~~offering~~in British Columbia.

On September 9, 2002, the Company issued 1,500,000 First Special Warrants by way of a private placement at the price of $0.10 per First Special Warrant.  ~~Each First Special Warrant was exchangeable at any time for one Common Share of the Company and one First SW Warrant of the Company at no additional consideration and each whole First SW Warrant entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.20 until September 9, 2004.~~  The Company had reserved an additional 1,500,000 Common Shares in anticipation of the exercise of the First SW Warrants.

On December 20, 2002, the Company issued 900,000 Second Special Warrants by way of a private placement at the price of $0.25 per Second Special Warrant.  ~~Each Second Special Warrant was exchangeable at any time for one Common Share of the Company and one-half of one Second SW Warrant of the Company for no additional consideration and each whole Second SW Warrant entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.40 until December 20, 2004.~~  The Company had reserved an additional 450,000 Common Shares in anticipation of the exercise of the Second SW Warrants.

On February 3, 2003, the Company issued 20,000 shares at the price of $0.20 per share pursuant to the exercise of options.

On April 3, 2003, the Company issued 1,500,000 Common Shares for no additional consideration pursuant to the exercise of the First Special Warrants.

On April 3, 2003, the Company issued 900,000 Common Shares for no additional consideration pursuant to the exercise of the Second Special Warrants.

On April 15, 2003, the Company issued 11,500,000 Common Shares at the price of $0.50 per share pursuant to a public offering by way of a prospectus in British Columbia, Alberta and Ontario.

On April 22, 2003, the Company issued 500,000 Common Shares at the deemed price of $0.50 per share as a finders' fee in connection with its acquisition of Lagartos.

On April 22, 2003 the Company issued 100,000 Common Shares at a price of $0.50 per share to Bugambilias in connection with acquisition of the Don Fippi Property and reserved an additional 2,000,000 ~~Common~~Don Fippi Shares ~~for further obligations~~.  On April 22, 2003 the Company issued 100,000 Common Shares at a price of $0.50 to Coralillo in connection with the acquisition of the Guigui Property and reserved an additional 2,000,000 ~~Common Shares for further obligations.~~Guigui Shares.

On July 17, 2003, the Company issued 200,000 Common Shares at the deemed price of $0.90 per share for a total deemed value of $180,000 in connection with its acquisition of Lexington Capital Group Inc.

The following is a reconciliation of our share issuances for the last three fiscal years:

	Common Shares Issued
	Number of Shares	Amount
Seed Shares	1,500,000	$150,000
~~Prospectus~~Public Offering	1,500,000	$300,000
Options	100,000	$26,000
First Special Warrants	1,500,000	$150,000
Second Special Warrants	900,000	$225,000
~~Prospectus~~Public Offering	11,500,000	$5,750,000
Agent's Administration Shares	10,000	$5,000
Finders' Fee Shares	500,000	$250,000
Acquisition of Don Fippi Property	100,000	$50,000
Acquisition of Guigui Property	100,000	$50,000
Acquisition of Lexington Capital Group Inc.	200,000	$~~130,000~~180,000
Share Issuance Costs and Fees	---	($700,012)
Exercise of Warrants	~~2,862,440~~5,183,995	$~~1,574,530~~3,068,996]
Balance ~~Sept 30,~~Dec 31, 2003	~~20,772,440~~23,093,995	$~~8,660,530~~9,504,984

On April 15, 2003, the Company issued warrants entitling the holders to purchase up to 5,750,000 Common Shares of the Company at the price of $0.75 per share until April 15, 2004.  In April 2003, the Company also issued Agent's Warrants entitling the holders to purchase up to 1,150,000 Common shares of the Company at the price of $0.50 per share until April 22, 2004.

On April 3, 2003, the Company issued First SW Warrants entitling the holders to purchase up to 1,500,000 Common Shares of the Company at the price of $0.20 per share until September 9, 2004 and issued Second SW Warrants entitling the holders to purchase up to 450,000 Common Shares of the Company at the price of $0.40 per share until December 20, 2004.

The Company also has options outstanding to purchase up to 1,170,000 Common Shares as described in Item 6. Directors, Senior Management and Employees – Stock Options.

There have been no changes to the number or classes of shares of the Company, nor any changes to the voting rights attached to any of the shares of the Company.

Fully Diluted Share Capital

Assuming that all options and other rights to purchase Common Shares of the Company are exercised and all ~~property share issuances~~Property Shares are ~~made~~issued, up to a maximum of ~~31,930,000~~32,100,000 Common Shares of the Company will be issued and outstanding on a fully diluted basis, comprised of the following:

Description	Number of Common Shares
Outstanding as of ~~Sept 30,~~Dec 31, 2003	~~20,772,440~~23,093,995
Agents' Warrant Shares	~~428,800~~24,000
First SW Warrant Shares	~~870,000~~650,000
Second SW Warrant Shares	~~320,000~~250,000
~~Prospectus~~Public Offering Warrant Shares	~~4,368,760~~2,742,005
Options	1,170,000
Don Fippi Shares	2,000,000*
Guigui Shares	2,000,000*
Common Shares to be issued in relation to the Recently Acquired Properties	170,000
Total	~~31,930,000~~32,100,000

* See Item 4. Information on the Company - Description of the Business for details of the Company's obligations to issue these shares.

Memorandum and Articles of Association

Our Certificate of Incorporation was filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on April 21, 1999 under the name 583882 B.C. Ltd. with the Certificate of Incorporation No. 583882.  We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

The Articles may be amended by a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at ~~September 30,~~December 31, 2003 our authorized and issued capital is as follows:

Authorized:

1,000,000,000 common shares without par value

Issued:

~~20,772,440~~23,093,995 common shares, of which ~~1,800,000~~1,725,000 are held in escrow

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the Common Shares.  In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The Company Act (British Columbia) does not impose any limitations on the rights to own securities of the Company.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

Questions to be determined at a directors meeting shall be determined by a majority vote.  The Chairman has no additional power for voting, and directors are not required to hold our shares.

A director's term of office expires immediately prior to the next annual general meeting.  In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 13 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then one-twentieth of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

We have entered into the following material contracts:

~~1.~~ 1. Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc. relating to the Company's public offering in April 2003.

~~2.~~ 2. Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreements dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn. See Item 4. Information on the Company – History and Development of the Company – The Qualifying Transaction.

~~3.~~ 3. Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti.  See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

~~4.~~ 4. Don Fippi Agreement dated November 18, 2002 among the Company, Lagartos and Bugambilias.  See Item 4. Information on the Company – Business Overview – The Don Fippi Property.

~~5.~~ 5. Guigui Agreement dated November 18, 2002 among the Company, Lagartos and Coralillo.  See Item 4. Information on the Company – Business Overview – The Guigui Property.

~~6.~~ 6. Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.   See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

~~7.~~ 7. Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

~~8.~~ 8. Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

~~9.~~ 9. Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, Robert C. Thornton.  See Item 6. Directors, Senior Management and Employees – Stock Options.

~~10.~~ 10. Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari~~;~~. See Item 6. Directors, Senior Management and Employees – Stock Options.

~~11.~~ 11. Indemnity Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.

~~12.~~ 12. Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.

13.

Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Memorandum or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Memorandum or Articles on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the "Investment Act").  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million.  A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

Currently 18% of our operations are in Canadian dollars.

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held our Common Shares, to whom such Common Shares are capital property, and to whom such Common Shares are not "taxable Canadian property" (as defined in the Canadian Tax Act).  This summary does not apply to a non-resident insurer.

Generally, our Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our Common Shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency.  This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS  SUMMARY IS OF A GENERAL NATURE ONLY.  THEREFORE, SECURITY HOLDERS ~~SHOULD~~ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our Common Shares will not be "taxable Canadian property" at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the ~~TSX Venture~~ Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on our Common Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention.  For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock.  In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company ~~should~~are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i)  a court within the United States is able to exercise primary supervision over the administration of the trust and (ii)  one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the ~~common shares~~Common Shares and thereafter as gain from the sale or exchange of the ~~common shares~~Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the ~~common shares~~Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  ~~The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion~~Because the Company expects that it will be classified as a "passive foreign investment company" as described below, this deduction will not be available to a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources.  Complex rules govern this classification process.  ~~There are further limitations on the foreign tax credit for certain types~~In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  Dividends distributed by the Company will generally constitute foreign source "passive income" or, in the case of U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company ~~should~~are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Company Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ~~common shares~~Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from interest, dividends and certain rents), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold ~~common shares~~Common Shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ~~common shares~~Common Shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation (“PFIC”).  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i)  75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii)  at least 50% of its assets held during the year produce or are held for the production of passive income.  The 50% test is based upon the value of the corporation’s assets (or, the adjusted tax basis of its assets, if the company is not publicly traded and is a controlled foreign corporation or makes an election).  The Company believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart  F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his ~~common shares~~Common Shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his ~~common shares~~Common Shares and all excess distributions over the entire holding period for the ~~common shares~~Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds ~~common shares~~Common Shares, then the Company will continue to be treated as a PFIC with respect to such ~~common shares~~Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such ~~common shares~~Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders ~~should~~are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the ~~common shares~~Common Shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark~~-~~-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the “unreversed inclusions” with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1)  a national securities exchange that is registered with the SEC, (2)  the national market system established under Section  11A of the Securities Exchange Act of 1934, or (3)  an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section  1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section  1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i)  the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii)  the U.S. Holder must be subject to the current inclusion rules of Subpart  F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December  31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart  F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart  F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

Dividend and Paying Agents

The declaration of dividends on our Common Shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition.  At the present time, our anticipated capital requirements are such that we intend to follow a policy of retained earnings in order to finance the further development of our business.

Statement by Experts

The consolidated financial statements of the Company for each of the years in the three year period ended December 31, 2002 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's ability to continue as a going concern and its change in accounting policy with respect to stock-based compensation and other stock-based payments), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The descriptions of the Juanicipio Property, the Don Fippi Property and the Guigui Property contained in Item 4. Information on the Company are summarized from reports prepared by Clancy Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado of 5004 East Albuquerque Road, Reno, Nevada, 89511, who graduated from San Diego State University with a Bachelor of Science degree in Geology in 1967, and the University of Arizona with a Master of Science degree in Geology in 1978  and is a Non-Resident Professional Geoscientist in the Province of British Columbia (N1712), a Registered Geologist in the State of Arizona (18283), and a Registered Professional Geologist with the American Institute of Professional Geologists (4966).

~~ITEM 11.~~ ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

~~ITEM 12.~~ ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

~~ITEM 13.~~ ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

~~ITEM 14.~~ ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

~~ITEM 15.~~ ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

~~ITEM 16.~~ ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

PART III

~~ITEM 17.~~ ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Registration Statement, together with the Reports of the Independent Auditors:

Exhibit Reference #
MAG Silver Corp.
N/A	Report of Independent Auditors
N/A	Consolidated Balance Sheets
N/A	Consolidated Statements of Operations

-	Consolidated Statements of Shareholders' Equity
N/A	Consolidated Statements of Cash Flows
N/A	Notes to the Consolidated Financial Statements

Minera Los Lagartos, S.A. de C.V.
N/A	Report of Independent Auditors
N/A	Balance Sheets
N/A	Statements of Operations
N/A	Statements of Shareholders' Equity
N/A	Statements of Cash Flows
N/A	Notes to the Financial Statements

Lexington Capital Group Inc.
N/A	Report of Independent Auditors
N/A	Consolidated Balance Sheets
N/A	Consolidated Statement of Operations
N/A	Consolidated Statement of Shareholders' Equity
N/A	Consolidated Statement of Cash Flows
N/A	Notes to the Consolidated Financial Statements

MAG Silver Corp. Pro Forma
N/A	Pro Forma Consolidated Balance Sheet
N/A	Pro Forma Consolidated Statements of Operations
N/A	Notes to the Pro Forma Financial Statements

~~ITEM 18.~~ ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ~~"~~Item ~~17 –~~17. Financial Statements ~~and Exhibits"~~.

~~ITEM 19.~~ ITEM 19. EXHIBITS

The following Exhibits are filed with this Registration Statement:

Exhibit Reference #	Name
1 (a)	*Memorandum
1 (b)	*Articles
4 (a)	*Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc.
4 (b)

*Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreement dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn

4 (c)	*Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti
4 (d)	*Don Fippi Agreement dated November 18, 2002 among the Company, Lagartos and Bugambilias
4 (e)	*Guigui Agreement dated November 18, 2002 among the Company, Lagartos and Coralillo
4 (f)	*Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.

-	*Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company
4 (h)	*Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company
4 (i)	*Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (j)

*Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones
4 (m)	Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto
8	*List of Subsidiaries
10 (a)	Consent of Deloitte & Touche LLP
10 (b)	Consent of Clancy Wendt
12 (a)

*The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

12 (b)

*The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

12 (c)

*The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

* Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on October 23, 2003.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

~~October 15, 2003~~February _____, 2004

MAG Silver Corp.,

a British Columbia Company

"George Young"

George Young

President and Director